

We Underwrite Opportunity.

Everest Re Group, Ltd.

2022 Annual Report

Everest is a highly diversified, leading financial performer.

We are a global underwriting leader, with a market leading position as a preferred reinsurance partner and a growing insurance franchise, delivering consistent value to all of our stakeholders.

ROBUST FINANCIAL STRENGTH

$8.4B
GAAP Equity

23.3%
Debt to Capital

$29.9B
Average credit quality A+

FINANCIAL STRENGTH RATING

A+ A.M. BEST

A+ S&P Global

A1 Moody's Investors Service

← **STABLE OUTLOOK** →

A message from our chairman



MY FELLOW SHAREHOLDERS,

Everest was built over decades on a simple, yet powerful, promise to provide security and protection in the face of uncertainty.

From Everest's founding to nearly 30 years serving as Chairman, I've had the privilege of witnessing this great company deliver on this promise and evolve into the global risk management leader Everest is today.

Despite last year's challenging market dynamics and historic natural catastrophes, Everest's value proposition was never more evident. The company once again proved its ability to create meaningful shareholder value through discipline and consistency, the hallmarks of its world-class execution.

Guided by a compelling vision, Juan and his exceptional leadership team advanced Everest's strategic objectives, generating strong top- and bottom-line growth, and delivered another year of double-digit operating returns. By every measure, they accomplished what they set out to do, while also achieving several new milestones for the business. Everest finished the year as a top performer among its peer group as well as one of the best performing stocks in the S&P 500.

This is the result of sound strategy, clear ambitions and winning execution. The team's disciplined actions to diversify the business and reduce volatility improved Everest's overall risk adjusted return profile, strengthening the company across the board and positioning it well for the future.

This success was fueled by consistently strong performance in both underwriting franchises, where the reinsurance division's market leadership and primary insurance's expanding global value proposition continue to pay dividends. Last year, Everest significantly bolstered its talent at all levels across the company and added key regional and global leadership whose deep experience and entrepreneurial spirit are helping advance both our strategy and culture.

In 2022, we mourned the passing of our long-time friend and colleague, John Weber.

It has been an honor to serve alongside John, whose guidance and leadership over the last twenty years have contributed to Everest's growth and success. He is greatly missed by the entire Board and the Everest leadership team.

We also appointed seasoned financial services leader Hazel McNeilage, whose diverse, global perspective and oversight have already proven to be a significant asset as we pursue our international growth ambitions.

Looking ahead, we have created a bright future for Everest with a wide runway of market opportunities. This level of momentum does not happen overnight; our success in 2022 was decades in the making. And this year, I was gratified as Everest made history with the launch of our refreshed brand and powerful declaration of our commitment to underwrite opportunity for all stakeholders.

I have been with Everest since day one and have never been more bullish or excited about the tremendous opportunity ahead, and we are just getting started.

Thank you for your support in this incredible journey.

I believe the best is yet to come.

Joseph V. Taranto
Chairman of the Board

Executive leadership team



Juan C. Andrade
President and
Chief Executive Officer



Mark Kociancic
Executive Vice President,
Group Chief Financial
Officer



Jim Williamson
Executive Vice President,
Group Chief Operating
Officer and Head of
Everest Reinsurance



Mike Karmilowicz
Executive Vice President,
President and CEO of
Everest Insurance®



Sanjoy Mukherjee
Executive Vice President,
General Counsel, Chief
Compliance Officer and
Secretary of Everest Re
Group, Ltd



Gail Van Beveren
Executive Vice President,
Chief Human Resources
Officer



Michael Mulray
Executive Vice President,
Chief Operating Officer,
Everest Insurance®



Anne Rocco
Senior Vice President,
Group Chief
Transformation and
Shared Services Leader



Chris Downey
Senior Vice President,
Chief Underwriting
Officer,
Everest Reinsurance



Dawn Lauer
Senior Vice President,
Chief Communications
Officer

A message from our president and chief executive officer



MY FELLOW SHAREHOLDERS,

Few years are as consequential to our industry's future as 2022.

Economic, geopolitical and climate-driven challenges continue the flight to quality amid a hardening reinsurance market. Everest was among a select group of companies positioned to capitalize on the opportunity.

We made 2022 a defining moment, distinguishing Everest as a top performer for both clients and investors, a destination for the industry's best talent and a strong, global steward in our communities.

Leveraging our diversified platform, strong balance sheet and proven operational agility, we advanced our strategy and broke new ground in many areas. We grew both underwriting franchises with improved margins, reduced volatility and generated double-digit operating returns, proving our earnings generating power in any environment. While the S&P 500 index was down 20% in 2022, Everest's stock finished up 21% for the year, reflecting the market's confidence in our vision and execution.

Driving sustainable returns
Our consistent focus on the details of our business drove many of our biggest financial wins. In 2022, we expanded our products and global footprint, and deepened our portfolio with new and core clients.

We delivered $477 million in underwriting profit for the year, with over $1 billion in operating income, 10.6% operating return on equity and $3.7 billion in operating cash flow. Powered by our robust underwriting franchises, we grew the company 9% in constant dollars, finishing the year with $14 billion in gross written premium.

We improved our group combined ratio nearly 2 points from 2021 despite another year of elevated catastrophe losses. We achieved excellent underlying results, supported by improving margins in both divisions. Our attritional combined ratio improved to 87.4%, and the group attritional loss ratio improved 70 basis points to 59.9%. We also delivered a best-in-class operating expense ratio of 5.8%. Our high-quality investment portfolio generated $830 million in net investment income. Our actions to reshape and optimize the portfolio over the past three years and position it for a rising rate environment have paid significant dividends.

We ended the year with a strong capital base, giving us flexibility for ongoing growth.

Optimizing our leading franchises for the future
Our hybrid business model and diversifying portfolio affords us the flexibility to thrive in various market conditions. This is paramount to our ability to help clients navigate seemingly

perpetual crises in the broader business environment, most recently evidenced by the turmoil in the U.S. banking system and its ongoing implications beginning in the first quarter of this year. In 2022, we saw robust demand for our reinsurance and insurance businesses. This, coupled with the breadth of our offering and deep, long-standing client and broker relationships, led to an outstanding January 1 reinsurance renewal, where we achieved every goal we set for the business. We capitalized on market conditions, strategically grew and diversified the portfolio and advanced our global leadership position, enabling us to enter 2023 with a more profitable, higher margin book of business. Everest remains "risk on" as property market dislocation continues, and as pricing, and terms & conditions provide attractive returns within our defined risk appetite.

2022 was another record year for our primary insurance business. We grew the division with consistently expanding margins and achieved an historic annual underwriting profit. Additionally, we extended our value proposition in key markets in Latin America, Europe and Asia, and the response has been excellent.

Everest entered 2023 in a position of strength, with accelerating momentum and top-tier talent driving the business. We will build on these efforts as we streamline and digitize our operations at scale. This is a priority investment area and an Everest-wide commitment. We made excellent

> "Everest accomplished a great deal last year, helping us deliver on our primary objective: to create sustainable value for you, our shareholders."

strides embedding advanced data and analytics into everything we do; from enhancing global claims and risk modeling to automating our processes. This helped make Everest a better workplace for our people, and partner to our clients.

We see opportunity to continue growing and diversifying across markets, by product and business line. We are agile and well-equipped to seize attractive opportunities inherent in a healthy rate environment as we deliver on our commitments.

Cementing our position as the destination for top talent

Everest is built by people who make a difference. I have had the privilege of witnessing this first-hand. I am constantly impressed with my colleagues' dedication to our company's profitable growth and success and equally with the inclusive, high-performing culture we are passionate about.

In 2022, Everest was recognized as a *net attractor of talent*, as well as the recipient of a prominent industry award as the *Hybrid Insurer of the Year*. The market was not alone in its response to our unique value proposition; the industry's best people also wanted more of Everest.

We continued to reinforce our position as the home for top talent with our ongoing investment in our people, the backbone of Everest's success and culture. This

included supporting our colleagues' careers and well-being and expanding our best-in-class learning and development programs, with particular attention to arming the next generation of Everest leaders with practical and technical skills to thrive in today's risk environment. We also enhanced our benefits offerings to reflect the diversity of our growing colleague base and launched new initiatives that encourage bottom-up innovation, entrepreneurship and collaboration.

Underwriting opportunity around the world

Everest creates opportunity for the communities we serve. This is what inspired us to unveil a refreshed brand last year. It is a contemporary reflection of our mission to provide protection and opportunity in an increasingly complex world, optimized for the digital-first future. It captures the essence of how we work together, serve our customers and shareholders, and give back to our communities.

We measure ourselves by the impact we make on those who need us most. Everest extended its commitment to support society's most pressing challenges through a wide range of philanthropic efforts and influential partnerships. From global disaster relief, to local, grassroots initiatives addressing education, hunger and justice issues, together we created profound impact and opportunity for

people, businesses and communities around the world.

Positioned for tomorrow's opportunity

Everest accomplished a great deal last year, helping us deliver on our primary objective: to create sustainable value for you, our shareholders.

If there is one thing 2022 taught us, it's that even the greatest challenges can yield great opportunity… for those ready and able to meet them head-on.

This year, Everest proved that with relentless discipline and execution, we can thrive in the face of uncertainty.

We proved we can reframe challenges into defining moments for our company's future.

And with an outstanding, dedicated team driving us forward, we proved that the opportunities ahead are boundless, and Everest has never been more ready to capture them.

Thank you for your continued support and confidence in our Company and mission.



Juan C. Andrade
President and Chief Executive Officer

Building momentum

Delivering consistent performance, we had a record-setting year with all-time highs for annual gross written premium and in our stock price.

FINANCIAL HIGHLIGHTS (as of December 31, 2022)

(in millions, except per share data)		2022		2021		2020		2019		2018
Balance Sheet										
Cash and Investments	$	**29,872**	$	29,673	$	25,462	$	20,749	$	18,433
Shareholders' equity		**8,441**		10,139		9,726		9,133		7,861
Book value per common share	$	**215.54**	$	258.21	$	243.25	$	223.85	$	193.37
Results										
Gross written premiums	$	**13,952**	$	13,050	$	10,482	$	9,133	$	8,475
Net investment income		**830**		1,165		642		647		581
After-tax operating income		**1,065**		1,153		300		872		191
per diluted common share	$	**27.08**	$	28.97	$	7.46		21.34		4.65
Net income		**597**		1,379		514		1,010		89
per diluted common share	$	**15.19**	$	34.62	$	12.78	$	24.70	$	2.17
Dividends declared		**6.50**		6.20		6.20		5.75		5.30
Financial Ratios										
Combined ratio		**96.0%**		97.8%		102.9%		95.5%		108.8%
Attritional combined ratio*		**87.4%**		87.6%		87.5%		88.4%		87.0%
After-tax operating return on average adjusted equity		**10.6%**		12.2%		3.4%		10.3%		2.3%
Net income return on average equity		**6.0%**		14.6%		5.8%		12.0%		1.1%

*Attritional combined ratio excludes catastrophe losses, reinstatement premiums, prior year development, COVID-19 losses, CECL, and losses from the Russian/Ukraine war.

The Company generally uses after-tax operating income (loss), a non-GAAP financial measure, to evaluate its performance. After-tax operating income (loss) consists of net income (loss) excluding after-tax net gains (losses) on investments, after-tax net foreign exchange income (expense) and the tax charge related to the enactment of the Tax Cuts and Job Act (TCJA). Further explanation and a reconciliation of net income (loss) to after-tax operating income (loss) can be found at the back of the 10-K insert.



Jim Williamson
Executive Vice President,
Group Chief Operating
Officer and Head of
Everest Reinsurance



Jill Beggs
Senior Vice President,
Head of North America,
Everest Reinsurance



Artur Klinger
Senior Vice President,
Head of International,
Everest Reinsurance



Tony Izzo
Senior Vice President,
Global Facultative
and Distribution,
Everest Reinsurance



Chris Downey
Senior Vice President,
Chief Underwriting Officer,
Everest Reinsurance



Brent Hoffman
Senior Vice President,
Head of Claims and Chief
Operations Officer,
Everest Reinsurance

Everest Reinsurance

Our global leadership advantage

2022 was a pivotal year for Everest Reinsurance. We leveraged our global market leadership and relentless focus on execution to achieve strong financial results, setting us apart in a challenging risk environment.

Capitalizing on the hardening market, we executed on a precise strategy to significantly improve our portfolio economics. With our strong balance sheet and preferred partner position, we built a more resilient and profitable book with our high-quality cedants.

Our deliberate underwriting actions to reduce volatility, shed underperforming businesses and diversify our portfolio was evident in our financial results. We substantially reduced our catastrophe losses, demonstrated by our less than 1% market share from Hurricane Ian, which was the second largest insured loss from a hurricane in U.S. history. We also achieved greater balance between our property and casualty books, and North America and International businesses. These actions, coupled with a flight to quality and nimble capital allocation, enabled us to finish the year with over $9 billion in gross written premium and an underwriting profit of more than $300 million despite a record-high catastrophe year.

Disciplined execution drives our success

The ongoing execution of our strategy led to an exceptional January 1 renewal. We hit and, in many cases, exceeded every success metric we set for the business. Everest was a market leader and drove meaningful improvements in pricing, terms and conditions, and attachment points across our global portfolio. We were distinguished by our proactive, transparent and responsive approach, resulting in deeper relationships with brokers and clients. We capitalized on the dislocated catastrophe market, targeting attractive opportunities globally at materially improved risk adjusted returns. We also strengthened our casualty and professional lines portfolios both domestically and internationally. We entered 2023 from a position of strength, poised to continue growing and diversifying our reinsurance franchise.

Expanding our world-class value proposition

Our value proposition has never been stronger for our cedants and distribution partners who depend on the breadth and quality of our global offerings, and the exceptional team behind them.

In 2022, we strengthened the depth of our trading relationships with an established global distribution management team. We expanded our product offerings, including a dedicated cyber practice, and continued to diversify geographically by growing our leadership team across Europe and in the Asia-Pacific region.

In 2022, Everest was recognized for its high standard of quality and innovation in the industry, named *Bermuda Reinsurer of the Year* and *Hybrid Insurer of the Year.*

Investing in our future

Our extensive investments in people, products and infrastructure will help us to remain agile and responsive for the future.

We strengthened our deep leadership bench with world-class talent from inside and outside of Everest. We are driving greater operational efficiencies with new technologies and advanced data and analytics capabilities to deliver superior client solutions in an increasingly complex risk environment.

Everest is poised for continued success in 2023. The actions we took to improve our risk profile position us well to capitalize on the hard market, bring new capabilities and innovative solutions to our clients and deliver strong returns for shareholders.

Gross Written Premium By Region

43%	USA
4%	Canada
3%	Asia/Australia
12%	Latin America
11%	Worldwide (Bermuda)
5%	Middle East/Africa
22%	Europe/UK



Gross Written Premium By Line of Business

28%	Property Pro Rata
6%	Property Non-Catastrophe XOL
15%	Property Catastrophe XOL
29%	Casualty Pro Rata
14%	Casualty XOL
8%	Financial Lines



Spotlight:
Latin America and Caribbean Reinsurance Business

As one of the most prominent and long-standing reinsurers in Latin America and the Caribbean, Everest's financial strength, deep relationships and custom solutions have earned our clients' trust across the region.

From Surety to Facultative, we serve this market in all P&C lines of business and specialty products. With decades of experience helping local economies flourish through different market cycles, we remain agile and responsive due to our collaborative approach and local underwriting authority.

In 2022, under the leadership of Rui Marlière, we took deliberate steps to optimize our portfolio and maximize expected returns while strengthening our preferred market position. We successfully executed on a strategy to reduce exposures in peak zones and shed underperforming businesses. The actions we took to grow with long-standing clients and establish new regional relationships resulted in a more resilient, diversified and profitable book of business.

We are investing in our people to better serve our clients. We implemented programs to expand capabilities and skillsets and created meaningful development and mobility opportunities for all colleagues. As a result, we are attracting and retaining top talent, enhancing both our culture and performance.

A growth engine for the Company, the Latin America and Caribbean regions represent over 20% of our international reinsurance business and contributes substantially to our bottom line. In 2023, we will continue to grow and distinguish Everest through a coordinated business approach, precise execution and exceptional client service.



Rui Marliere
Senior Vice President, Head of Latin America and Caribbean, General Manager Miami Branch



Mike Karmilowicz
Executive Vice President,
President and CEO of
Everest Insurance®



Michael Mulray
Executive Vice President,
Chief Operating Officer,
Everest Insurance®



Adam Clifford
Senior Vice President,
Head of International,
Everest Insurance®



Jason Keen
Senior Vice President,
Head of International,
Everest Insurance®



Pablo Korze
Senior Vice President,
Regional President of
Latin America,
Everest Insurance®



Anne Rocco
Senior Vice President,
Head of Global Insurance
Operations



Andrew McBride
Senior Vice President,
Global Head of Claims,
Everest Insurance®



Mark Horgan
Senior Vice President,
Global Chief Financial Officer,
Everest Insurance®



Marcus Cooper
Senior Vice President,
Head of North America
Distribution,
Everest Insurance®

Everest Insurance

A record-setting year

Everest's Insurance division made significant strides in 2022 advancing our strategic plan and mission to deliver world-class, diversified insurance solutions to clients around the globe.

We broadened our reach, capabilities, product set and breadth of global talent, while achieving several important financial milestones. Our relentless focus on execution enabled us to expand margins through decisive underwriting actions to optimize the portfolio. As a result, we finished the year with a record $4.6 billion in gross written premium, representing balanced and diversified insurance growth of 18% in constant dollars, and a divisional record of $164 million in underwriting profit, despite the challenging risk environment.

Scaling for the future

We made substantial investments to innovate and modernize our infrastructure to best serve our clients and support our global growth ambitions.

As part of a unified, global effort to scale our operations, we enhanced our organizational structure to streamline and simplify the business. We put regional and global leaders in place with dedicated teams to deliver tailored solutions across all markets. From talent to distribution to technology, we are managing our business and serving the market with greater consistency, efficiency, and connectivity.

We also made meaningful progress integrating data and analytics, and leading-edge technologies into everything we do. The machine learning, natural language processing and geospatial capabilities now embedded in the business are delivering deeper risk insights and driving best-in-class portfolio management, reserving and reporting.

In addition, we invested in our claims capabilities to drive improved efficiencies, outcomes and a superior customer experience. Our regional and specialized claims talent has augmented our offerings in Aviation and across Continental Europe, Latin America and Asia. We also launched a new U.S.-based Client Services team to deliver bespoke, high-touch service to our largest and most complex insureds. These investments reinforce our commitment to delivering specialized and local expertise to achieve the best outcome for our clients.

Expanding our teams and value proposition

We continued to benefit from an influx of top talent, whose market expertise, underwriting acumen, and deep relationships are helping to expand our business in markets and business lines with the greatest needs and where we believe we have a competitive advantage.

To capitalize on the more than $800 billion global Property & Casualty market opportunity, we successfully

expanded our footprint in Chile, Singapore, France, Germany and Spain, while also enhancing our existing European operations, paving the way for ongoing growth in 2023.

In response to market capacity voids, we leveraged the depth and breadth of Everest's capabilities to expand into several new areas, including Energy and Construction, Aviation and Marine.

Seizing the opportunity ahead

In the year ahead, we will thoughtfully expand our reach into the most attractive geographies and sectors while investing in exceptional talent, driving innovation and modernizing our global operating infrastructure as we continue to scale the business.

We built an incredibly strong foundation in insurance, anchored by a powerful purpose-driven culture which is an important competitive advantage. As a recognized net-acquirer of talent, we are committed to expanding and cultivating our global teams, growing profitably and preserving the well-earned trust of our clients and colleagues.

We achieved what we set out to accomplish in 2022 because of the focused, consistent execution of our strategic growth plan. We are well-positioned to build on this momentum, realize our vision and bring lasting value to every one of our stakeholders.

Gross Written Premium By Line Of Business

- 11% Accident and Health
- 35% Specialty Casualty
- 7% Other Specialty
- 18% Professional Liability
- 18% Property/Short Tail
- 11% Workers' Compensation



Gross Written Premium By Class of Business

- 40% Long Tail
- 27% Medium Tail
- 33% Short Tail



Spotlight:
Insurance E&S/Wholesale Channel

Everest's primary insurance division is a long-respected player in the fast-growing Excess & Surplus lines (E&S)/Wholesale market, estimated at nearly $100 billion in annual gross written premium. In 2022, we made significant investments in our talent, distribution and targeted channel-specific product offerings to further enhance our value proposition and capabilities in this space.

As part of our strategy to drive enhanced operational efficiencies and improved client service, we strategically realigned our U.S. Casualty business to create a greater distinction between the Company's Retail and Wholesale product offerings. With this focused realignment, we deepened our Wholesale leadership bench with the

appointment of Casey Hartley as Senior Vice President and Head of E&S Wholesale Casualty and Environmental. Under Casey's leadership, we expanded our underwriting and operations teams, added dedicated wholesale distribution talent and strengthened both our distribution relationships and relevance across North America.

In addition to these organizational enhancements, we launched a new Primary and Excess Construction offering solely focused on the E&S/Wholesale distribution channel, augmented with specialized verticals supported by dedicated talent and resources. Early success is evident in the robust market appetite, which has led to even greater demand for our dedicated

products in other lines and is paving a broad runway for future opportunities. Everest's entrepreneurial, solutions-oriented and agile culture are all assets in one of the P&C market's fastest moving and dynamic segments.

In the year ahead, we will continue to further scale our Wholesale business with innovative offerings uniquely positioned to address growing market need.



Casey Hartley
Senior Vice President
and Head of E&S
Wholesale Casualty and
Environmental

Corporate responsibility

Our commitment as responsible stewards of environmental, social and governance best practices is both a business and cultural imperative. Everest's purpose-driven mission to underwrite opportunity for those who need it most is intrinsically tied to our performance and value creation strategy. In 2022, our investments to further this mission made a positive impact within Everest and in the communities where we live, work and serve.

Advancing diversity, equity and inclusion (DEI) through our people and programs
Everest is strengthened by the wide range of views and perspectives of our global colleagues, reflecting the lives and experiences of our clients, partners, investors and communities.

Our commitment to DEI is supported across our entire organization. Our Human Resources team, DEI Council, Employee Resource Groups (ERGs), Executive Committee and Senior Leadership Teams collaborate to attract, retain and develop exceptional, diverse talent, fostering an inclusive workplace where differences are embraced, and everyone can thrive.

Our DEI Council is the conduit to senior management and promotes measurable, company-wide engagement on equity and cultural inclusivity. With their support, Everest expanded our Employee Resource Groups (ERGs) to continue encouraging representation, awareness, collaboration and advocacy across the organization, which included multiple global events that resulted in greater cultural appreciation, education and connectivity. In addition to our established Women's Networking Group, Pride and Black ERGs, we added Latin and Pan-Asian ERGs in 2022, with plans to launch new ones this year.

In addition, we appointed Jhan Doughty as Head of Diversity, Equity & Inclusion at Everest. In this dedicated role, she works closely with our Human Resources Centers of Excellence and DEI Council to advance inclusion, belonging and allyship across the company.

We also continued investing in strategic partnerships to bolster our DEI efforts outside of Everest. Through collaboration with the New Jersey Law and Education Empowerment Project (NJ LEEP), the National African American Insurance Association (NAAIA), the Network of Actuarial Women and Allies (NAWA) and the Sexuality and Gender Alliance of Allies (SAGAA), we mentored high school and college students, participated in national diversity conversations related to our industry and attracted top, diverse talent to Everest.

We expanded our influence through a strategic sponsorship and panel discussion at the *Dive In Festival,* an annual global insurance industry event where professionals gather to support inclusive workplace cultures and collaborate as champions for change.

Our progress in the DEI space has been recognized beyond Everest's walls with Inside P&C Honors' Diversity and Inclusion Award, underscoring our impact on the outside world.

Promoting a culture of continuous learning, development and mentorship
At Everest, people are our strength and top priority, and in 2022, we broadened our commitment to advancing colleagues across all levels. This included spearheading new opportunities focused on continuous learning, coaching, mentorship, succession planning, performance consulting and development initiatives for the next generation of leaders.

In 2022, we enhanced our talent offerings, building on our award-winning summer internship, associate underwriter, leadership development and formal mentorship programs, giving our colleagues the valuable skills, knowledge and leadership qualities to propel their careers and reinforce Everest as home to the best industry talent. As a result, Everest was recently recognized by the industry as a net-acquirer of talent and leader in this area.

Protecting our environment
As a global (re)insurance organization, our business involves protecting our clients from the impact of natural catastrophes



and large-scale weather events, which are increasingly exacerbated by the effects of climate change. We are invested in identifying tangible solutions to help our clients manage their environmental and climate-related risks.

In 2022, we launched our EverGreen Business Resource Group that has enhanced and streamlined our efforts to drive a company-wide culture of sustainability through a range of green initiatives.

Everest supports the clean energy transition with various insurance products that help advance renewable energy programs and projects throughout the world. This includes a variety of Property and Casualty products designed specifically for the renewable energy industry, including solar, wind and hydropower. Everest also supports insurance programs for emerging clean energy technologies, such as green and blue hydrogen.

We are proud to be a signatory to the United Nations Principles for Responsible Investment ("PRI") and the Principles for Sustainable Insurance ("PSI"), both part of the United Nations Environment Programme's Finance Initiative. Stemming from these commitments, we formed

partnerships with the International Finance Corporation and the Green Guarantee Company. Both address global development challenges through financing for climate-related projects across the developing world.

Supporting our communities and vulnerable populations

As a strong corporate citizen, we are committed to philanthropy and supporting the values important to our colleagues and our communities. Our efforts are focused on addressing the social, economic and environmental challenges that impact the underserved and people and communities around us.

Through our colleague-driven organization, Everest Charitable Outreach ("ECO"), we continued to foster volunteer opportunities, events and avenues of charitable giving in 2022. Contributing approximately 1,350 volunteer hours, our global colleagues made a significant impact supporting multiple organizations. We packed over 72,000 nutritious meals for *Rise Against Hunger*, tackled food insecurity with *Grow-A-Row,* donated more than 40 pints of blood to the American Red Cross and provided sanctuary for rare and endangered animals.

Our global philanthropic program, Everest Cares, was born out of our colleagues' commitment to a shared purpose and support for our communities and the broader world. Everest matches all colleague charitable donations 1x1, and in 2022, we expanded the organizations within Everest Cares with new opportunities aligned to the areas of hunger, climate and justice. These included important relief programs for those impacted by global natural disasters and the war in Ukraine.

Looking ahead

We are dedicated to ongoing progress in all aspects of corporate responsibility. Building on strong momentum, we will continue to foster deeper connections among our colleagues and clients, and provide opportunity for those who need us most. This long-term strategic commitment is made possible by Everest colleagues everywhere. Through ongoing collaboration, transparency and accountability, we will uncover new opportunities to deliver the greatest impact for all stakeholders in 2023 and beyond.

Global footprint

Extending Everest's value proposition around the world

EVEREST LOCATIONS

Atlanta, GA	Orange, CA	Belgium	Ireland
Boston, MA	Philadelphia, PA	Bermuda	Netherlands
Chicago, IL	San Francisco, CA	Brazil	Singapore
Houston, TX	Stamford, CT	Canada	Spain
Indianapolis, IN	Tampa, FL	Chile	Switzerland
Los Angeles, CA	Walnut Creek, CA	France	United Kingdom
Miami, FL	Warren, NJ	Germany	
New York, NY			



Everest Re Group, Ltd.
2022 Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2022

___ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number 1-15731

EVEREST RE GROUP, LTD.

(Exact name of registrant as specified in its charter)

Bermuda	98-0365432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Seon Place – 4th Floor
141 Front Street
PO Box HM 845
Hamilton HM 19, Bermuda
441-295-0006
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES X NO ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ___ NO X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO ___

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	X	Accelerated filer	
Non-accelerated filer		Smaller reporting company	
		Emerging growth company	

Indicate by check mark if the registrant is an emerging growth company and has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange act.

YES ___ NO X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ___ NO X

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

YES X NO ___

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

YES ___ NO X

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

YES ___ NO x

The aggregate market value on June 30, 2022, the last business day of the registrant's most recently completed second quarter, of the voting shares held by non-affiliates of the registrant was $11.0 billion.

Securities registered pursuant to Section 12(b) of the Act:

Class	Trading Symbol	Name of Exchange where Registered	Number of Shares Outstanding At February 1, 2023
Common Shares, $0.01 par value	**RE**	**New York Stock Exchange**	**39,157,235**

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Form 10-K is incorporated by reference into Part III hereof from the registrant's proxy statement for the 2023 Annual General Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days of the close of the registrant's fiscal year ended December 31, 2022.

EVEREST RE GROUP, LTD

TABLE OF CONTENTS
FORM 10-K

PART I

Unless otherwise indicated, all financial data in this document have been prepared using accounting principles generally accepted in the United States of America ("GAAP"). As used in this document, "Group" means Everest Re Group, Ltd.; "Holdings Ireland" means Everest Underwriting Group (Ireland) Limited; "Ireland Re" means Everest Reinsurance Company (Ireland), dac, designated activity company; "Ireland Insurance" means Everest Insurance (Ireland), dac, designated activity company, "Holdings" means Everest Reinsurance Holdings, Inc.; "Everest Re" means Everest Reinsurance Company and its subsidiaries (unless the context otherwise requires); and the "Company", "we", "us", and "our" means Everest Re Group, Ltd. and its subsidiaries.

ITEM 1. BUSINESS

The Company.
Group, a Bermuda company, was established in 1999 as a wholly-owned subsidiary of Holdings. On February 24, 2000, a corporate restructuring was completed and Group became the new parent holding company of Holdings. Holdings continues to be the holding company for the Company's U.S. based operations. Holders of shares of common stock of Holdings automatically became holders of the same number of common shares of Group. Prior to the restructuring, Group had no significant assets or capitalization and had not engaged in any business or prior activities other than in connection with the restructuring.

In connection with the February 24, 2000 restructuring, Group established a Bermuda-based reinsurance subsidiary, Everest Reinsurance (Bermuda), Ltd. ("Bermuda Re"), which commenced business in the second half of 2000. Group also formed Everest Global Services, Inc., a Delaware subsidiary, to perform administrative functions for Group and its U.S. based and non-U.S. based subsidiaries.

On December 30, 2008, Group contributed Holdings to its Irish holding company, Holdings Ireland. Holdings Ireland is a direct subsidiary of Group and was established to serve as a holding company for the U.S. and Irish reinsurance and insurance subsidiaries. Effective July 1, 2016, the Company established a new Irish holding company, Everest Dublin Insurance Holdings Limited (Ireland) ("Everest Dublin Holdings") and contributed Ireland Re to Everest Dublin Holdings.

Holdings, a Delaware corporation, was established in 1993 to serve as the parent holding company of Everest Re, a Delaware property and casualty reinsurer formed in 1973. Until October 6, 1995, Holdings was an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("The Prudential"). On October 6, 1995, The Prudential sold its entire interest in Holdings in an initial public offering.

The Company's principal business, conducted through its operating segments, is the underwriting of reinsurance and insurance in the U.S., Bermuda and international markets. The Company had gross written premiums, in 2022, of $14.0 billion with approximately 66.8% representing reinsurance and 33.2% representing insurance. Shareholders' equity at December 31, 2022 was $8.4 billion. The Company underwrites reinsurance both through brokers and directly with ceding companies, giving it the flexibility to pursue business based on the ceding company's preferred reinsurance purchasing method. The Company underwrites insurance principally through brokers, surplus lines brokers and general agent relationships. Group's active operating subsidiaries are each rated A+ ("Superior") by A.M. Best Company ("A.M. Best"), a leading provider of insurer ratings that assigns financial strength ratings to insurance companies based on their ability to meet their obligations to policyholders.

Following is a summary of the Company's principal operating subsidiaries:

- Bermuda Re, a Bermuda insurance company and a direct subsidiary of Group, is registered in Bermuda as a Class 4 insurer and long-term insurer and is authorized to write both reinsurance and insurance property and casualty and life and annuity business. Bermuda Re's UK branch writes property and casualty reinsurance to the United Kingdom, China and European markets. At December 31, 2022, Bermuda Re had shareholder's equity of $2.7 billion.

- Everest International Reinsurance, Ltd. ("Everest International"), a Bermuda insurance company and a direct subsidiary of Group, is registered in Bermuda as a Class 4 insurer and is authorized to write property and casualty business. All of Everest International's business has inter-affiliate reinsurance assumed from Everest Re, the UK branch of Bermuda Re, Ireland Re and Ireland Insurance. At December 31, 2022, Everest International had shareholder's equity of $1.0 billion.

- Ireland Re, an Ireland reinsurance company and an indirect subsidiary of Group, is licensed to write non-life reinsurance, both directly and through brokers, for the London and European markets.

- Ireland Insurance, an Ireland insurance company and an indirect subsidiary of Group, is licensed to write insurance for the European markets. In addition, Ireland Insurance is considered an approved/eligible alien surplus lines insurer in the 50 states and the District of Columbia.

- Everest Compañia de Seguros Generales Chile S.A., a Chile based insurance company, is licensed to write insurance and reinsurance within Chile.

- Everest Re, a Delaware reinsurance company and a direct subsidiary of Holdings, is a licensed property and casualty insurer and/or reinsurer in all states, the District of Columbia, Puerto Rico and Guam and is authorized to conduct reinsurance business in Canada, Singapore and Brazil. Everest Re underwrites property and casualty reinsurance for insurance and reinsurance companies in the U.S. and international markets. At December 31, 2022 Everest Re had statutory surplus of $5.6 billion.

- Everest Insurance Company of Canada ("Everest Canada"), a Canadian insurance company and direct subsidiary of Holdings Ireland, is licensed to write property and casualty insurance in all Canadian provinces.

- Everest National Insurance Company ("Everest National"), a Delaware insurance company and a direct subsidiary of Everest Re, is licensed in 50 states, the District of Columbia and Puerto Rico and is authorized to write property and casualty insurance on an admitted basis in the jurisdictions in which it is licensed. The majority of Everest National's business is reinsured by its parent, Everest Re.

- Everest Indemnity Insurance Company ("Everest Indemnity"), a Delaware insurance company and a direct subsidiary of Everest Re, writes excess and surplus lines insurance business in the U.S. on a non-admitted basis. Excess and surplus lines insurance is specialty property and liability coverage that an insurer not licensed to write insurance in a particular jurisdiction is permitted to provide to insureds when the specific specialty coverage is unavailable from admitted insurers. Everest Indemnity is a Delaware Domestic Surplus Lines Insurer and is eligible to write business on a non-admitted basis in all other states, the District of Columbia and Puerto Rico. The majority of Everest Indemnity's business is reinsured by its parent, Everest Re.

- Everest Security Insurance Company ("Everest Security"), a Georgia insurance company and a direct subsidiary of Everest Re, writes property and casualty insurance on an admitted basis in Georgia and Alabama and is approved as an eligible surplus lines insurer in Delaware. The majority of Everest Security's business is reinsured by its parent, Everest Re.

- Everest International Assurance, Ltd. ("Everest Assurance"), a Bermuda company and a direct subsidiary of Holdings is registered in Bermuda as a Class 3A general business insurer and as a Class C long-term insurer. Everest Assurance has made a one-time election under section 953(d) of the U.S. Internal Revenue Code to be a U.S. income tax paying "Controlled Foreign Corporation." By making this election, Everest Assurance is authorized to write life reinsurance and casualty reinsurance in both Bermuda and the U.S.

- Everest Premier Insurance Company ("Everest Premier"), a Delaware insurance company and a direct subsidiary of Everest Re, is licensed to write property and casualty insurance in all 50 states and the District of Columbia.

- Everest Denali Insurance Company ("Everest Denali"), a Delaware insurance company and a direct subsidiary of Everest Re, is licensed to write property and casualty insurance in all 50 states and the District of Columbia.

Reinsurance Industry Overview.
Reinsurance is an arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance risks underwritten by the ceding company under one or more insurance contracts. Reinsurance can provide a ceding company with several benefits, including a reduction in its net liability on individual risks or classes of risks, catastrophe protection from large and/or multiple losses and/or a reduction in operating leverage as measured by the ratio of net premiums and reserves to capital. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be acceptable relative to the ceding company's financial resources. Reinsurance does not discharge the ceding company from its liability to policyholders; rather, it reimburses the ceding company for covered losses.

There are two basic types of reinsurance arrangements: treaty and facultative. Treaty reinsurance obligates the ceding company to cede and the reinsurer to assume a specified portion of a type or category of risks insured by the ceding company. Treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties, instead, the reinsurer relies upon the pricing and underwriting decisions made by the ceding company. In facultative reinsurance, the ceding company cedes and the reinsurer assumes all or part of the risk under a single insurance contract. Facultative reinsurance is negotiated separately for each insurance contract that is reinsured. Facultative reinsurance, when purchased by ceding companies, usually is intended to cover individual risks not covered by their reinsurance treaties because of the dollar limits involved or because the risk is unusual.

Both treaty and facultative reinsurance can be written on either a pro rata basis or an excess of loss basis. Under pro rata reinsurance, the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion. Under excess of loss reinsurance, the reinsurer indemnifies the ceding company against all or a specified portion of losses and expenses in excess of a specified dollar amount, known as the ceding company's retention or reinsurer's attachment point, generally subject to a negotiated reinsurance contract limit.

In pro rata reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's cost of acquiring the business being reinsured (commissions, premium taxes, assessments and miscellaneous administrative expense and may contain profit sharing provisions, whereby the ceding commission is adjusted based on loss experience). Premiums paid by the ceding company to a reinsurer for excess of loss reinsurance are not directly proportional to the premiums that the ceding company receives because the reinsurer does not assume a proportionate risk. There is usually no ceding commission on excess of loss reinsurance.

Reinsurers may purchase reinsurance to cover their own risk exposure. Reinsurance of a reinsurer's business is called a retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause insurers to purchase reinsurance: to reduce net liability on individual or classes of risks, protect against catastrophic losses, stabilize financial ratios and obtain additional underwriting capacity.

Reinsurance can be written through intermediaries, generally professional reinsurance brokers, or directly with ceding companies. From a ceding company's perspective, the broker and the direct distribution channels have advantages and disadvantages. A ceding company's decision to select one distribution channel over the other will be influenced by its perception of such advantages and disadvantages relative to the reinsurance coverage being placed.

Business Strategy.
The Company's business strategy is to sustain its leadership position within targeted reinsurance and insurance markets, provide effective management throughout the property and casualty underwriting cycle and thereby achieve an attractive return for its shareholders. The Company's underwriting strategies seek to capitalize on its i) financial strength and capacity, ii) global franchise, iii) stable and experienced management team, iv) diversified product and distribution offerings, v) underwriting expertise and disciplined approach, vi) efficient and low-cost operating structure and vii) effective enterprise risk management practices.

The Company offers treaty and facultative reinsurance and admitted and non-admitted insurance. The Company's products include the full range of property and casualty reinsurance and insurance coverages, including marine, aviation, surety, errors and omissions liability ("E&O"), directors' and officers' liability ("D&O"), medical malpractice, mortgage reinsurance, other specialty lines, accident and health ("A&H") and workers' compensation.

The Company's underwriting strategies emphasizes underwriting profitability over premium volume. Key elements of this strategy include careful risk selection, appropriate pricing through strict underwriting discipline and adjustment of the Company's business mix in response to changing market conditions. The Company focuses on reinsuring companies that effectively manage the underwriting cycle through proper analysis and appropriate pricing of underlying risks and whose underwriting guidelines and performance are compatible with its objectives.

The Company's underwriting strategies emphasize flexibility and responsiveness to changing market conditions. The Company believes that its existing strengths, including its broad underwriting expertise, global presence, strong financial ratings and substantial capital, facilitate adjustments to its mix of business geographically, by line of business and by type of coverage, allowing it to fully participate in market opportunities that provide the greatest potential for underwriting profitability. The Company's insurance operations complement these strategies by accessing business that is not available on a reinsurance basis. The Company carefully monitors its mix of business across all operations to avoid unacceptable geographic or other risk concentrations.

Marketing.
The Company writes business on a worldwide basis for many different customers and lines of business, thereby obtaining a broad spread of risk. The Company is not substantially dependent on any single customer, small group of customers, line of business or geographic area. For the 2022 calendar year, no single customer (ceding company or insured) generated more than 3.7% of the Company's gross written premiums. The Company believes that a reduction of business from any one customer would not have a material adverse effect on its future financial condition or results of operations.

Approximately 60.2%, 33.2% and 6.6% of the Company's 2022 gross written premiums were written in the broker reinsurance, insurance and direct reinsurance markets, respectively.

The broker reinsurance market consists of several substantial national and international brokers and a number of smaller specialized brokers. Brokers do not have the authority to bind the Company with respect to reinsurance agreements, nor does the Company commit in advance to accept any portion of a broker's submitted business. Reinsurance business from any ceding company, whether new or renewal is subject to acceptance by the Company. Brokerage fees are generally paid by reinsurers. The Company's ten largest brokers accounted for an aggregate of approximately 52.7% of gross written premiums in 2022. The largest broker, Marsh and McLennan, accounted for approximately 20.0% of gross written premiums. The second largest broker, Aon, accounted for approximately 16.6% of gross written premiums. The Company believes that a reduction of business assumed from any one broker would not have a material adverse effect on the Company.

The direct reinsurance market is an important distribution channel for reinsurance business written by the Company. Direct placement of reinsurance enables the Company to access clients who prefer to place their reinsurance directly with reinsurers based upon the reinsurer's in-depth understanding of the ceding company's needs.

The Company's insurance business mainly writes commercial property and casualty on an admitted and non-admitted basis. The business is written through wholesale and retail brokers, surplus lines brokers and through program administrators. In 2022, two program administrators accounted for approximately 12% of the Company's gross written premium in total and included multiple independent programs for each program administrator with the largest representing 2% of the overall gross written premium.

The Company continually evaluates each business relationship, including the underwriting expertise and experience brought to bear through the involved distribution channel, performs analyses to evaluate financial security, monitors performance and adjusts underwriting decisions accordingly.

Segment Results.
The Company manages its reinsurance and insurance operations as autonomous units and key strategic decisions are based on the aggregate operating results and projections for these segments of business.

The Reinsurance operation writes worldwide property and casualty reinsurance and specialty lines of business, on both a treaty and facultative basis, through reinsurance brokers, as well as directly with ceding companies. Business is written in the U.S., Bermuda, and Ireland offices, as well as, through branches in Canada, Singapore, the United Kingdom and Switzerland. The Insurance operation writes property and casualty insurance directly and through brokers, surplus lines brokers and general agents within the U.S., Bermuda, Canada, Europe, Singapore and South America through its offices in the U.S., Canada, Chile, Singapore, United Kingdom, Ireland and branches in the Netherlands, France, Germany and Spain.

These segments are managed independently, but conform with corporate guidelines with respect to pricing, risk management, control of aggregate catastrophe exposures, capital, investments and support operations. Management generally monitors and evaluates the financial performance of these operating segments based upon their underwriting results.

Underwriting results include earned premium less losses and loss adjustment expenses ("LAE") incurred, commission and brokerage expenses and other underwriting expenses. We measure our underwriting results using ratios, in particular loss, commission and brokerage and other underwriting expense ratios, which, respectively, divide incurred losses, commissions and brokerage and other underwriting expenses by premiums earned. For selected financial information regarding these segments, see ITEM 8, "Financial Statements and Supplementary Data" - Note 17 of Notes to Consolidated Financial Statements and ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation - Segment Results".

Underwriting Operations.

The following five year table presents the distribution of the Company's gross written premiums by its segments: Reinsurance and Insurance. The premiums for each segment are further split between property and casualty business and, for reinsurance business, between pro rata or excess of loss business:

	Gross Written Premiums by Segment									
	Years Ended December 31,									
(Dollars in millions)	2022		2021		2020		2019		2018	
Reinsurance										
Property Pro Rata (1)	$ 2,606	28.0%	$ 2,843	31.4%	$ 2,397	32.9%	$ 1,974	31.1%	$ 2,147	34.5%
Property Non-Catastrophe XOL	574	6.2%	625	6.9%	508	7.0%	443	7.0%	398	6.4%
Property Catastrophe XOL	1,422	15.3%	1,468	16.2%	1,277	17.5%	1,187	18.6%	1,313	21.1%
Casualty Pro Rata	2,654	28.5%	2,251	24.8%	1,527	21.0%	1,443	22.7%	1,172	18.8%
Casualty XOL	1,321	14.2%	1,267	14.0%	948	13.0%	730	11.5%	574	9.2%
Financial Lines	740	7.9%	612	6.8%	625	8.6%	578	9.1%	620	10.0%
Reinsurance Total (2)	$ 9,316	100.0%	$ 9,067	100.0%	$ 7,282	100.0%	$ 6,356	100.0%	$ 6,225	100.0%
Insurance (3)										
Accident and Health	$ 501	10.8%	$ 418	10.5%	$ 370	11.6%	$ 337	12.1%	$ 286	12.7%
Specialty Casualty	1,622	35.0%	1,360	34.0%	1,005	31.4%	798	28.4%	588	25.9%
Other Specialty	324	7.0%	233	5.9%	169	5.3%	134	4.8%	94	4.2%
Professional Liability	821	17.7%	781	19.7%	542	16.9%	409	15.0%	304	13.8%
Property/Short Tail	855	18.4%	717	18.0%	605	18.9%	531	19.1%	447	19.9%
Workers' Compensation	513	11.1%	473	11.9%	510	15.9%	569	20.5%	531	23.6%
Insurance Total (2)	4,636	100.0%	3,982	100.0%	3,201	100.0%	2,778	100.0%	2,251	100.0%
Total Company (2)	$ 13,952	100.0%	$ 13,050	100.0%	$ 10,482	100.0%	$ 9,133	100.0%	$ 8,475	100.0%

(1) For purposes of the presentation above, pro rata includes all insurance and reinsurance attaching to the first dollar of loss incurred by the ceding company.

(2) Certain totals and subtotals may not reconcile due to rounding.

(3) Certain reclassifications have been made to prior years' amounts to conform to the 2022 presentation

(Some amounts may not reconcile due to rounding.)

<u>Reinsurance Segment</u>. In 2022, the Company's Reinsurance segment wrote $9.3 billion of gross written premiums. Reinsurance business written directly through the Company's offices represented $8.4 billion or 90.2% of the segment's premium and $914 million or 9.8% was written directly with ceding companies.

Property Pro Rata business, which accounted for 28.0% of reinsurance gross written premiums, contains predominantly contracts providing coverage to cedents for property damage and related losses, which may include business interruption and other non-property losses, resulting from natural or man-made perils arising from their underlying portfolio of policies at an agreed upon percentage for both premium and loss.

Property Non-Catastrophe Excess of Loss ("XOL") business, which accounted for 6.2% of reinsurance gross written premiums, contains predominantly contracts providing coverage to cedents for a portion of property damage and related losses, which may include business interruption and other non-property losses, resulting from natural or man-made perils in excess of an agreed upon deductible up to a stated limit.

Property Catastrophe XOL business, which accounted for 15.3% of reinsurance gross written premiums, contains predominantly contracts providing coverage to cedents for a portion of property damage and related losses, which may include business interruption and other non-property losses, resulting from catastrophic losses, in excess of an agreed upon deductible up to a stated limit. The main perils covered include hurricane, earthquake, flood, convective storm and fire.

Casualty Pro Rata business, which accounted for 28.5% of reinsurance gross written premiums, contains predominantly contracts providing coverage to cedents for losses arising from, but not limited to, general liability, professional indemnity, product liability, workers' compensation, employers liability, aviation and auto liability from their underlying portfolio of policies at an agreed upon percentage for both premium and loss.

Casualty XOL business, which accounted for 14.2% of reinsurance gross written premiums, contains predominantly contracts providing coverage to cedents for losses arising from, but not limited to, general liability, professional indemnity, product liability, workers' compensation, aviation and auto liability from their underlying portfolio of policies in excess of an agreed upon deductible up to a stated limit.

Financial Lines business, which accounted for 7.9% of reinsurance gross written premiums, contains predominantly contracts providing coverage to cedents for losses arising from political risk, credit, surety, mortgage and alternative risk lines of business on both a pro rata and excess of loss basis.

Insurance Segment. In 2022, the Company's Insurance segment wrote $4.6 billion of gross written premiums.

Accident and Health business, which accounted for 10.8% of Insurance gross written premiums, contains Predominantly includes policies covering Participant Accident, Short-Term Medical, and Medical Stop-Loss protection for employers with Self-funded medical plans.

Specialty Casualty business, which accounted for 35.0% of Insurance gross written premiums, predominantly includes policies covering General Liability (Premises/Operations and Products), Auto Liability, and Umbrella/Excess Liability.

Other Specialty business, which accounted for 7.0% of Insurance gross written premiums, predominantly includes policies covering specialty areas including but not limited to Surety, Trade Credit & Political Risk, Transactional Liability, Energy & Construction, and Aviation.

Professional Liability business, which accounted for 17.7% of Insurance gross written premiums, predominantly includes policies covering Directors & Officers Liability, Errors & Omissions, Cyber Liability, and other ancillary financial lines products.

Property/Short-Tail business, which accounted for 18.4% of Insurance gross written premiums, predominantly includes policies covering Property, Inland Marine, and other short-tail lines.

Workers' Compensation business, which accounted for 11.1% of Insurance gross written premiums, predominantly includes policies covering Workers Compensation including both guaranteed cost and loss sensitive product offerings.

Geographic Areas. The Company conducts its business in Bermuda, the U.S. and a number of foreign countries. For select financial information about geographic areas, see ITEM 8, "Financial Statements and Supplementary Data" - Note 17 of Notes to the Consolidated Financial Statements. Risks attendant to the foreign operations of the Company parallel those attendant to the U.S. operations of the Company, with the primary exception of foreign exchange risks. For more information about the risks, see ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Safe Harbor Disclosure".

Underwriting.
One of the Company's strategies is to "lead" as many of the reinsurance treaties it underwrites as possible. The lead reinsurer on a treaty generally accepts one of the largest percentage shares of the treaty and is in the strongest position to negotiate price, terms and conditions. The Company leads on approximately two-thirds of its treaty reinsurance business as measured by premium. Management believes this strategy enables it to obtain more favorable terms and conditions on the treaties on which it participates. When the Company does not lead the treaty, it may still suggest changes to any aspect of the treaty. The Company may decline to participate on a treaty based upon its assessment of all relevant factors.

The Company's treaty underwriting process involves a team approach among the Company's underwriters, actuaries, modelling and claim staff. Treaties are reviewed for compliance with the Company's general underwriting standards and most larger treaties are subjected to detailed actuarial analysis. The actuarial models used in such analyses are tailored in each case to the subject exposures and loss experience. The Company does not separately evaluate each of the individual risks assumed under its treaties. The Company does, however, evaluate the underwriting guidelines, data and other information of its ceding companies to determine their adequacy prior to entering into a treaty. The Company may also conduct underwriting, operational and claim audits at the offices of ceding companies to monitor adherence to underwriting guidelines. Underwriting audits focus on the quality of the underwriting staff, pricing and risk selection and rate monitoring over time. Claim audits may be performed in order to evaluate the client's claims handling abilities and practices.

The Company's facultative underwriters operate within guidelines specifying acceptable types of risks, limits and maximum risk exposures. Specified classes of large premium U.S. risks are referred to Everest Re's New York facultative headquarters for specific review before premium quotations are given to clients. In addition, the Company's guidelines require certain types of risks to be submitted for review because of their aggregate limits, complexity or volatility, regardless of premium amount on the underlying contract. Non-U.S. risks exhibiting similar characteristics are reviewed by senior managers within the involved operations.

In addition to its own underwriting staff, the Company's insurance operations write property and casualty coverages for homogeneous risks through select program managers. These programs are evaluated based upon actuarial analysis and the program manager's capabilities. The Company's rates, forms and underwriting guidelines are tailored to specific risk types. The Company's underwriting, actuarial, claim and financial functions work closely with its program managers to establish appropriate underwriting and processing guidelines as well as appropriate performance monitoring mechanisms.

Risk Management of Underwriting and Reinsurance Arrangements

Underwriting Risk and Accumulation Controls. Each segment and business unit manages its underwriting risk in accordance with established guidelines. These guidelines place dollar limits on the amount of business that can be written based on a variety of factors, including (re)insured company profile, line of business, geographic location and risk hazards. In each case, the guidelines permit limited exceptions, which must be authorized by the Company's senior management. Management regularly reviews and revises these guidelines in response to changes in business unit product offerings, market conditions, risk versus reward analyses and the Company's enterprise and underwriting risk management processes.

The operating results and financial condition of the Company can be adversely affected by catastrophe and other large losses. The Company manages its exposure to catastrophes and other large losses by:

- selective underwriting practices;

- diversifying its risk portfolio by geographic area and by types and classes of business;

- limiting its aggregate catastrophe loss exposure in any particular geographic zone and contiguous zones;

- purchasing reinsurance and/or retrocessional protection to the extent that such coverage can be secured cost-effectively. See "Reinsurance and Retrocession Arrangements".

Like other insurance and reinsurance companies, the Company is exposed to multiple insured losses arising out of a single occurrence, whether a natural event, such as a hurricane or an earthquake, or other catastrophe, such as an explosion at a major factory. A large catastrophic event can be expected to generate insured losses to multiple reinsurance treaties, facultative certificates and direct insurance policies across various lines of business.

The Company focuses on potential losses that could result from any single event or series of events as part of its evaluation and monitoring of its aggregate exposures to catastrophic events. Accordingly, the Company employs various techniques to estimate the amount of loss it could sustain from any single catastrophic event or series of events in various geographic areas. These techniques range from deterministic approaches, such as tracking aggregate limits exposed in catastrophe-prone zones and applying reasonable damage factors, to modeled approaches that attempt to scientifically measure catastrophe loss exposure using sophisticated Monte Carlo simulation techniques that forecast frequency and severity of potential losses on a probabilistic basis.

No single computer model, or group of models, is currently capable of projecting the amount and probability of loss in all global geographic regions in which the Company conducts business. In addition, the form, quality and granularity of underwriting exposure data furnished by (re)insureds is not uniformly compatible with the data requirements for the Company's licensed models, which adds to the inherent imprecision in the potential loss projections. Further, the results from multiple models and analytical methods must be combined to estimate potential losses by and across business units. Also, while most models have been updated to incorporate claims information from recent catastrophic events, catastrophe model projections are still inherently imprecise. In addition, uncertainties with respect to future climatic patterns and cycles could add further uncertainty to loss projections from models based on historical data.

Nevertheless, when combined with traditional risk management techniques and sound underwriting judgment, catastrophe models are a useful tool for underwriters to price catastrophe exposed risks and for providing management with quantitative analyses with which to monitor and manage catastrophic risk exposures by zone and across zones for individual and multiple events.

Projected catastrophe losses are generally summarized in terms of the probable maximum loss ("PML"). The Company defines PML as its anticipated loss, taking into account contract terms and limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a hurricane or earthquake. The PML will vary depending upon the modeled simulated losses and the make-up of the in force book of business. The projected severity levels are described in terms of "return periods", such as "100-year events" and "250-year events". For example, a 100-year PML is the estimated loss to the current in-force portfolio from a single event which has a 1% probability of being exceeded in a twelve month period. In other words, it corresponds to a 99% probability that the loss from a single event will fall below the indicated PML. It is important to note that PMLs are estimates. Modeled events are hypothetical events produced by a stochastic model. As a result, there can be no assurance that any actual event will align with the modeled event or that actual losses from events similar to the modeled events will not vary materially from the modeled event PML.

From an enterprise risk management perspective, management sets limits on the levels of catastrophe loss exposure the Company may underwrite. The limits are revised periodically based on a variety of factors, including but not limited to the Company's financial resources and expected earnings and risk/reward analyses of the business being underwritten.

The Company may purchase reinsurance to cover specific business written or the potential accumulation or aggregation of exposures across some or all of its operations. Reinsurance purchasing decisions consider both the potential coverage and market conditions including the pricing, terms, conditions, availability and collectability of coverage, with the aim of securing cost effective protection from financially secure counterparties. The amount of reinsurance purchased has varied over time, reflecting the Company's view of its exposures and the cost of reinsurance.

Management estimates that the projected net economic loss from its largest 100-year event in a given zone represents approximately 6.9% of its December 31, 2022 shareholders' equity. Economic loss is the PML exposure, net of third party reinsurance including catastrophe industry loss warranty cover, reduced by estimated reinstatement premiums to renew coverage and estimated income taxes. The impact of income taxes on the PML depends on the distribution of the losses by corporate entity, which is also affected by inter-affiliate reinsurance. Management also monitors and controls its largest PMLs at multiple points along the loss distribution curve, such as loss amounts at the 20, 50, 100, 250 and 500 year return periods. This process enables management to identify and control exposure accumulations and to integrate such exposures into enterprise risk, underwriting and capital management decisions.

The Company's catastrophe loss projections, segmented by risk zones, are updated quarterly and reviewed as part of a formal risk management review process. The table below reflects the Company's PML exposure, net of third party reinsurance including catastrophe industry loss warranty cover, at various return periods for its top four zones/perils (as ranked by the largest 1 in 100 year economic loss) based on loss projection data as of January 1, 2023:

Return Periods (in years)	1 in 20		1 in 50		1 in 100		1 in 250		1 in 500	
Exceeding Probability	5.0%		2.0%		1.0%		0.4%		0.2%	
(Dollars in millions)										
Zone/ Peril										
California, Earthquake	$	143	$	619	$	842	$	1,326	$	1,762
Southeast U.S., Wind		486		677		878		1,094		1,224
Europe, Wind		176		388		585		855		979
Texas Wind		126		360		545		844		1,096

The projected net economic losses, defined as PML exposures, net of third party reinsurance including catastrophe industry loss warranty cover, reinstatement premiums and estimated income taxes, for the top four zones/perils scheduled above are as follows:

Return Periods (in years)	1 in 20		1 in 50		1 in 100		1 in 250		1 in 500	
Exceeding Probability	5.0%		2.0%		1.0%		0.4%		0.2%	
(Dollars in millions)										
Zone/ Peril										
California, Earthquake	$	114	$	440	$	580	$	846	$	1,242
Southeast U.S., Wind		302		423		515		643		764
Europe, Wind		138		286		423		620		708
Texas Wind		94		250		368		486		663

The Company believes that its methods of monitoring, analyzing and managing catastrophe exposures provide a credible risk management framework, which is integrated with its enterprise risk management, underwriting and capital management plans. However, there is much uncertainty and imprecision inherent in the catastrophe models and the catastrophe loss estimation process generally. As a result, there can be no assurance that the Company will not experience losses from individual events that exceed the PML or other return period projections, perhaps by a material amount. Nor can there be assurance that the Company will not experience events impacting multiple zones, or multiple severe events that could, in the aggregate, exceed the Company's PML expectations by a significant amount.

Terrorism Risk. While the Company writes some reinsurance contracts covering terrorism, the Company's risk management philosophy is to limit the amount of exposure by geographic region, and to strictly manage coverage for properties in areas that may be considered a target for terrorists. Providing terrorism coverage on reinsurance contracts is negotiable, and many, but not all, treaties contain exclusions which limit much of this risk. While many property insurance policies are required to offer coverage for terrorism, this coverage is often not purchased. However, terrorism is typically covered by worker compensation policies. As a result, the Company is exposed to losses from terrorism on both its reinsurance and its insurance book of business, particularly its workers' compensation and property policies. However, the insurance book generally does not insure large corporations or corporate locations that represent large concentrations of risk.

The U.S. Terrorism Risk Insurance Program Reauthorization Act of 2019 provides some protection to the insurance book of business. It also provides indirect protection to exposed reinsurance treaties. However, the

Company is still exposed to risk of loss from terrorism due to deductibles, co-pays and uncovered lines of business.

Reinsurance and Retrocession Arrangements. The Company may purchase reinsurance to cover specific business written or the potential accumulation or aggregation of exposures across some or all of its operations. Reinsurance purchasing decisions consider both the potential coverage and market conditions including the pricing, terms, conditions and availability of coverage, with the aim of securing cost effective protection. The amount of reinsurance purchased has varied over time, reflecting the Company's view of its exposures and the cost of reinsurance. In recent years, the Company has increased its use of reinsurance offered through capital market facilities.

The Company participates in "common account" retrocessional arrangements for certain reinsurance treaties whereby a ceding company purchases reinsurance for the benefit of itself and its reinsurers under one or more of its reinsurance treaties. Common account retrocessional arrangements reduce the effect of individual or aggregate losses to all participating companies, including the ceding company, with respect to the involved treaties.

All of the Company's reinsurance and retrocessional agreements transfer significant reinsurance risk and therefore, are accounted for as reinsurance in accordance with the Financial Accounting Standards Board ("FASB") guidance.

At December 31, 2022, the Company had $2.2 billion in reinsurance recoverables with respect to both paid and unpaid losses ceded. Of this amount $520 million, or 23.2%, was recoverable from Mt. Logan Re collateralized segregated accounts; $283 million, or 12.6%, was recoverable from Munich Reinsurance America, Inc. ("Munich Re") and $148 million, or 6.6%, was recoverable from Endurance Reinsurance Corporation of America ("Endurance Re"). No other retrocessionaire accounted for more than 5% of our recoverables. Although management carefully selects its reinsurers, the Company is subject to credit risk with respect to its reinsurance because the ceding of risk to reinsurers does not relieve the Company of its liability to insureds or ceding companies. See ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition".

Claims.
Insurance claims are managed by the Company's professional Claims staff many of whom have insurance and legal professional qualifications. Their responsibilities include reviewing initial loss reports, analyzing coverage issues, evaluating and reserving claims, and paying settlements. When appropriate the Claims staff engage external professional advisors such as Counsel, Loss Adjusters and Engineers to support the effective management of claims. Claims are allocated to staff according to their expertise and experience and most specialize in particular product segments and geographies. Some insurance claims are handled by third party claims service providers who have limited authority and are subject to oversight by the Company's professional Claims staff. The Claims staff work closely with senior management, as well as underwriting, finance and actuarial.

Reinsurance claims are managed by the Company's professional claims staff whose responsibilities include reviewing initial loss reports and coverage issues, monitoring claims handling activities of ceding companies, establishing and adjusting proper case reserves and approving payment of claims. In addition to claims assessment, processing and payment, the claims staff selectively conducts comprehensive claim audits of both specific claims and overall claim procedures at the offices of selected ceding companies. Some insurance claims are handled by third party claims service providers who have limited authority and are subject to oversight by the Company's professional claims staff.

The Company intensively manages its asbestos and environmental ("A&E") exposures through a dedicated, centrally managed claim staff with experienced claim and legal professionals who specialize in the handling of such exposures. They actively manage each individual insured and reinsured account, responding to claim developments with evaluations of the involved exposures and adjustment of reserves as appropriate. Specific or general claim developments that may have material implications for the Company are regularly communicated to senior management, actuarial, legal and financial areas. Senior management and claim management personnel meet at least quarterly to review the Company's overall reserve positions and make changes, if appropriate. The Company continually reviews its internal processing, communications and analytics, seeking to enhance the management of its A&E exposures, in particular in regard to changes in asbestos claims and litigation.

Reserves for Unpaid Property and Casualty Losses and LAE.
Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the reinsurer and the payment of that loss by the insurer and subsequent payments to the insurer by the reinsurer. To recognize liabilities for unpaid losses and LAE, insurers and reinsurers establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay reported and unreported claims and related expenses for losses that have already occurred. Actual losses and LAE paid may deviate, perhaps substantially, from such reserves. To the extent reserves prove to be insufficient to cover actual losses and LAE after taking into account available reinsurance coverage, the Company would have to recognize such reserve shortfalls and incur a charge to earnings, which could be material in the period such recognition takes place. See ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Loss and LAE Reserves".

As part of the reserving process, insurers and reinsurers evaluate historical data and trends and make judgments as to the impact of various factors such as legislative and judicial developments that may affect future claim amounts, changes in social and political attitudes that may increase loss exposures and inflationary and general economic trends. While the reserving process is difficult and subjective for insurance companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer time between the date of an occurrence and the reporting of any attendant claims to the reinsurer, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development in the same manner or to the same degree in the future. As a result, actual losses and LAE may deviate, perhaps substantially, from estimates of reserves reflected in the Company's consolidated financial statements.

The Company's loss and LAE reserves represent management's best estimate of the ultimate liability. Management's best estimate is developed through collaboration with actuarial, underwriting, claims, legal and finance departments and culminates with the input of reserve committees. Each segment reserve committee includes the participation of the relevant parties from actuarial, finance, claims and segment senior management and has the responsibility for recommending and approving management's best estimate. Reserves are further reviewed by Everest's Chief Reserving Actuary and senior management. The objective of such process is to determine a single best estimate viewed by management to be the best estimate of its ultimate loss liability. While there can be no assurance that these reserves will not need to be increased in the future, management believes that the Company's existing reserves and reserving methodologies reduce the likelihood that any such increases would have a material adverse effect on the Company's financial condition, results of operations or cash flows. These statements regarding the Company's loss reserves are forward looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbor provisions contained therein. See ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Safe Harbor Disclosure".

Like many other property and casualty insurance and reinsurance companies, the Company has experienced loss development for prior accident years, which has impacted losses and LAE reserves and caused corresponding effects to income (loss) in the periods in which the adjustments were made. There can be no assurance that adverse development from prior years will not occur in the future or that such adverse development will not have a material adverse effect on net income (loss).

Since the Company has operations in many countries, part of the Company's loss and LAE reserves are in foreign currencies and translated to U.S. dollars for each reporting period. Fluctuations in the exchange rates for the currencies, period over period, affect the U.S. dollar amount of outstanding reserves. The translation adjustment eliminates the impact of the exchange fluctuations from the reserve re-estimates. For reconciliation of beginning and ending reserves, see Note 3 of Notes to Consolidated Financial Statements.

Reserves for Asbestos and Environmental Loss and LAE.
At December 31, 2022, the Company's gross reserves for A&E claims represented 1.3% of its total reserves. The Company's A&E liabilities stem from Mt. McKinley Insurance Company's ("Mt. McKinley") direct insurance business and Everest Re's assumed reinsurance business. Mt. McKinley was a former wholly-owned subsidiary that was sold in 2015 to Clearwater Insurance Company (Clearwater"), a subsidiary of Fairfax Financial. Liabilities related to Mt. McKinley's direct business, which had been ceded to Bermuda Re previously, were retroceded to an affiliate of Clearwater in July 2015, concurrent with the sale of Mt. McKinley to Clearwater.

Concurrently with the closing, the Company entered into a retrocession treaty with an affiliate of Clearwater. Per the retrocession treaty, the Company retroceded 100% of the liabilities associated with certain Mt. McKinley policies, which had been reinsured by Bermuda Re. As consideration for entering into the retrocession treaty, Bermuda Re transferred cash of $140.3 million, an amount equal to the net loss reserves as of the closing date. Of the $140.3 million of net loss reserves retroceded, $100.5 million were related to A&E business. The maximum liability retroceded under the retrocession treaty will be $440.3 million, equal to the retrocession payment plus $300.0 million. The Company will retain liability for any amounts exceeding the maximum liability retroceded under the retrocession treaty.

On December 20, 2019, the retrocession treaty was amended and included a partial commutation. As a result of this amendment and partial commutation, gross A&E reserves and correspondingly reinsurance receivable were reduced by $43.4 million. In addition, the maximum liability permitted to be retroceded increased to $450.3 million.

Additional losses, including those relating to latent injuries and other exposures, which are as yet unrecognized, the type or magnitude of which cannot be foreseen by either the Company or the industry, may emerge in the future. Such future emergence could have material adverse effects on the Company's future financial condition, results of operations and cash flows.

There are significant uncertainties in estimating the amount of the Company's potential losses from A&E claims and ultimate values cannot be estimated using traditional reserving techniques. See ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asbestos and Environmental Exposures" and ITEM 8, "Financial Statements and Supplementary Data" – Note 3 of Notes to Consolidated Financial Statements.

Future Policy Benefit Reserves.
The Company wrote a limited amount of life and annuity reinsurance in its Reinsurance segment. Future policy benefit liabilities for annuities are reported at the accumulated fund balance of these contracts. Reserves for those liabilities include mortality provisions with respect to life and annuity claims, both reported and unreported. Actual experience in a particular period may be worse than assumed experience and, consequently, may adversely affect the Company's operating results for that period. See ITEM 8, "Financial Statements and Supplementary Data" - Note 1F and Note 3 of Notes to Consolidated Financial Statements.

Investments.
The board of directors of each of the Company's operating subsidiaries is responsible for establishing investment policy and guidelines and, together with senior management, for overseeing their execution.

The Company's principal investment objectives are to ensure funds are available to meet its insurance and reinsurance obligations and to maximize after-tax investment income while maintaining a high quality diversified investment portfolio. Considering these objectives, the Company views its investment portfolio as having two components: 1) the investments needed to satisfy outstanding liabilities (its core fixed maturities portfolio) and 2) investments funded by the Company's shareholders' equity.

For the portion needed to satisfy global outstanding liabilities, the Company generally invests in fixed maturities with a high level of average credit quality. This global fixed maturity securities portfolio is largely managed on an external basis by independent, professional investment managers using portfolio guidelines approved by the Company.

Over the past several years, the Company has expanded the allocation of its investments funded by shareholders' equity to include: 1) publicly traded equity securities, 2) emerging market fixed maturities, as well as individual holdings, 3) high yield fixed maturities, 4) bank and private loan securities, 5) private equity limited partnership investments and 6) Company owned life insurance. The objective of this portfolio diversification is to enhance the risk-adjusted total return of the investment portfolio by allocating a prudent portion of the portfolio to higher return asset classes. The Company limits its allocation to these asset classes because of 1) the potential for volatility in their values and 2) the impact of these investments on regulatory and rating agency capital adequacy models. The Company uses investment managers experienced in these markets and adjusts its allocation to these investments based upon market conditions.

The duration of an investment is based on the maturity of the security but also reflects the payment of interest and the possibility of early prepayments. The Company's fixed income investment guidelines include a general duration guideline. This investment duration guideline is established and periodically revised by management, which considers economic and business factors, as well as the Company's average duration of potential liabilities, which, at December 31, 2022, is estimated at approximately 3.8 years, based on the estimated payouts of underwriting liabilities using standard duration calculations. The average duration of the fixed income portfolio at December 31, 2022 and 2021 was 3.1 years and 3.2 years, respectively.

For each currency in which the Company has established substantial loss and LAE reserves, the Company seeks to maintain invested assets denominated in such currency in an amount approximately equal to the estimated liabilities. Approximately 42.7% of the Company's consolidated reserves for losses and LAE and unearned premiums represent amounts payable in foreign currencies.

The Company's cash and invested assets totaled $29.9 billion at December 31, 2022, which consisted of 85.4% fixed maturities, short term investments and cash, of which 93.2% were investment grade; 13.7% other invested assets and 0.9% equity securities. The average maturity of fixed maturity securities was 4.6 years at December 31, 2022, and their overall average duration was 3.1 years.

As of December 31, 2022, the Company did not have any direct investments in commercial real estate or direct commercial mortgages or securities of issuers that are experiencing cash flow difficulty to an extent that the Company's management believes could threaten the issuer's ability to meet debt service payments, except where an allowance for credit losses has been recognized.

The Company's investment portfolio includes structured commercial mortgage-backed securities ("CMBS") with a book value of $1.0 billion and a fair value of $925.8 million. CMBS securities comprising more than 86.6% of the December 31, 2022 fair value are rated AAA by S&P Global Ratings ("S&P"). Furthermore, all held CMBS securities are rated investment grade by S&P.

The following table reflects investment results for the Company for the periods indicated:

(Dollars in millions)	Average Investments [1]	Pre-tax Investment Income [2]	Pre-tax Effective Yield	Pre-tax Realized Net Gains (Losses) On Investments [3]	Pre-tax Unrealized Net Gains (Losses) On Investments
			December 31,		
2022	$ 29,788	$ 830	2.79%	$ (455)	$ (2,225)
2021	27,606	1,165	4.22%	258	(542)
2020	23,253	643	2.76%	268	465
2019	19,632	647	3.30%	185	533
2018	18,426	581	3.15%	(127)	(251)

(1) Average of the beginning and ending carrying values of investments and cash, less net funds held, future policy benefit reserve, and non-interest bearing cash. Fixed maturities, available for sale and equity securities are carried at fair value. Fixed maturities, held to maturity securities are carried at amortized cost net of the expected credit loss allowance.

(2) After investment expenses, excluding realized net gains (losses) on investments.

(3) Included in 2022, 2021, 2020, 2019 and 2018 are fair value re-measurements of $460 million, $236 million, $280 million, $167 million and ($67) million, respectively. In addition, 2022 & 2021 includes ($33 million) and ($28 million) of expected credit losses.

(Some amounts may not reconcile due to rounding.)

The following table represents the credit quality distribution of the Company's fixed maturities for the periods indicated:

(Dollars in millions) Rating Agency Credit Quality Distribution:	Fair Value/ Amortized Cost [1]	Percent of Total	Fair Value/ Amortized Cost [1]	Percent of Total
	At December 31,			
	2022		2021	
AAA	$ 8,432	36.6%	$ 7,111	31.8%
AA	2,886	12.5%	2,591	11.6%
A	6,268	27.2%	5,833	26.1%
BBB	3,768	16.3%	4,763	21.4%
BB	1,227	5.3%	1,204	5.4%
B	163	0.7%	325	1.5%
Rated below B	49	0.2%	57	0.3%
Other	283	1.2%	425	1.9%
Total	$ 23,075	100.0%	$ 22,308	100.0%

(Some amounts may not reconcile due to rounding.)

(1) Fixed maturities-available for sale are at fair value and fixed maturities-held to maturity are at amortized cost, net of allowances for credit losses

The following table summarizes fixed maturities by contractual maturity for the periods indicated:

	At December 31,				
	2022		2021		
(Dollars in millions)	Fair Value/ Amortized Cost [1]	Percent of Total	Fair Value/ Amortized Cost [1]	Percent of Total	
Fixed maturity securities					
Due in one year or less	$ 1,319	5.7%	$ 1,398	6.2%	
Due after one year through five years	7,607	33.0%	7,155	32.1%	
Due after five years through ten years	4,098	17.8%	5,101	22.9%	
Due after ten years	1,299	5.6%	1,627	7.3%	
Asset-backed securities	4,705	20.4%	3,582	16.1%	
Mortgage-backed securities	4,029	17.5%	3,446	15.4%	
Total fixed maturity securities	$ 23,057	100.0%	$ 22,308	100.0%	

(Some amounts may not reconcile due to rounding.)

(1) The amortized cost and fair value of fixed maturity securities are shown by contractual maturity. Mortgage-backed securities are generally more likely to be prepaid than other fixed maturity securities. As the stated maturity of such securities may not be indicative of actual maturities, the totals for mortgage-backed and asset-backed securities are shown separately.

Financial Strength Ratings.

The following table shows the current financial strength ratings of the Company's operating subsidiaries as reported by A.M. Best, S&P Global Ratings ("S&P") and Moody's. These ratings represent an independent opinion of the financial strength, operating performance, business profile and ability to meet policyholder obligations. The ratings are not intended to be an indication of the degree or lack of risk involved in a direct or indirect equity investment or a recommendation to buy, sell or hold our securities. Additionally, rating organizations may change their rating methodology, which could have a material impact on our financial strength ratings.

All of the below-mentioned ratings are continually monitored and revised, if necessary, by each of the rating agencies. The ratings presented in the following table were in effect as of January 31, 2023.

The Company believes that its ratings are important as they provide the Company's customers and others with an independent assessment of the Company's financial strength using a rating scale that provides for relative comparisons. Strong financial ratings are particularly important for reinsurance and insurance companies given that customers rely on a company to pay covered losses well into the future. As a result, a highly rated company is generally preferred.

Operating Subsidiary:	A.M. Best	S&P	Moody's
Everest Reinsurance Company	A+ (Superior)	A+ (Strong)	A1 (upper-medium)
Everest Reinsurance (Bermuda) Ltd.	A+ (Superior)	A+ (Strong)	A1 (upper-medium)
Everest Reinsurance Company (Ireland) dac	A+ (Superior)	A+ (Strong)	Not Rated
Everest National Insurance Company	A+ (Superior)	A+ (Strong)	Not Rated
Everest Indemnity Insurance Company	A+ (Superior)	A+ (Strong)	Not Rated
Everest Security Insurance Company	A+ (Superior)	A+ (Strong)	Not Rated
Everest International Assurance, Ltd.	A+ (Superior)	A+ (Strong)	Not Rated
Everest Compañia de Seguros Generales Chile S.A.	A+ (Superior)	Not Rated	Not Rated
Everest Insurance Company of Canada	A+ (Superior)	A+ (Strong)	Not Rated
Everest International Reinsurance, Ltd.	A+ (Superior)	A+ (Strong)	Not Rated
Everest Denali Insurance Company	A+ (Superior)	A+ (Strong)	Not Rated
Everest Premier Insurance Company	A+ (Superior)	A+ (Strong)	Not Rated
Everest Insurance (Ireland), dac	A+ (Superior)	A+ (Strong)	Not Rated

A.M. Best states that the "A+" ("Superior") rating is assigned to those companies which, in its opinion, have a superior ability to meet their ongoing insurance policy and contract obligations based on A.M. Best's comprehensive quantitative and qualitative evaluation of a company's balance sheet strength, operating performance and business profile. A.M. Best affirmed these ratings on June 15, 2022. S&P states that the "A+"/"A" ratings are assigned to those insurance companies which, in its opinion, have strong financial security characteristics with respect to their ability to pay under its insurance policies and contracts in accordance with their terms. S&P affirmed all ratings on May 27, 2022. Moody's states that an "A1" rating is assigned to companies that, in their opinion, offer upper-medium grade security and are subject to low credit risk. Moody's affirmed these ratings on June 17, 2022.

Subsidiaries other than Everest Reinsurance Co. and Everest Reinsurance (Bermuda) Ltd. may not be rated by some or any rating agencies given that such ratings are not considered essential by the individual subsidiary's customers because of the limited nature of the subsidiary's operations or because the subsidiaries are newly established and have not yet been rated by the agencies.

Debt Ratings.
The following table shows the debt ratings by A.M. Best, S&P and Moody's of the Holdings' senior notes due June 1, 2044, senior notes due October 15, 2050, senior notes due October 15, 2052 and long-term notes due May 1, 2067 all of which are considered investment grade. Debt ratings are the rating agencies' current assessment of the credit worthiness of an obligor with respect to a specific obligation.

Instrument	A.M. Best		S&P		Moody's	
Senior Notes due June 1, 2044	a-	(Strong)	A-	(Strong)	Baa1	(Medium Grade)
Senior Notes due October 15, 2050	a-	(Strong)	A-	(Strong)	Baa1	(Medium Grade)
Senior Notes due October 15, 2052	NR		A-	(Strong)	Baa1	(Medium Grade)
Long-Term Notes due May 1, 2067	bbb	(Adequate)	BBB	(Adequate)	Baa2	(Medium Grade)

Competition.

The worldwide reinsurance and insurance businesses are highly competitive, as well as cyclical by product and market. As such, financial results tend to fluctuate with periods of constrained availability, higher rates and stronger profits followed by periods of abundant capacity, lower rates and constrained profitability. Competition in the types of reinsurance and insurance business that we underwrite is based on many factors, including the perceived overall financial strength of the reinsurer or insurer, ratings of the reinsurer or insurer by A.M. Best and/or Standard & Poor's, underwriting expertise, the jurisdictions where the reinsurer or insurer is licensed or otherwise authorized, capacity and coverages offered, premiums charged, other terms and conditions of the reinsurance and insurance business offered, services offered, speed of claims payment and reputation and experience in lines written. Furthermore, the market impact from these competitive factors related to reinsurance and insurance is generally not consistent across lines of business, domestic and international geographical areas and distribution channels.

We compete in the U.S., Bermuda and international reinsurance and insurance markets with numerous global competitors. Our competitors include independent reinsurance and insurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain insurance companies, domestic and international underwriting operations, including underwriting syndicates at Lloyd's of London and certain government sponsored risk transfer vehicles. Some of these competitors have greater financial resources than we do and have established long term and continuing business relationships, which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the securitization of reinsurance and insurance risks through capital markets provide additional sources of potential reinsurance and insurance capacity and competition.

Worldwide insurance and reinsurance market conditions historically have been competitive. Generally, there is ample insurance and reinsurance capacity relative to demand, as well as additional capital from the capital markets through insurance linked financial instruments. These financial instruments such as side cars, catastrophe bonds and collateralized reinsurance funds, provided capital markets with access to insurance and reinsurance risk exposure. The capital markets demand for these products is primarily driven by the desire to achieve greater risk diversification and potentially higher returns on their investments. This competition generally has a negative impact on rates, terms and conditions; however, the impact varies widely by market and coverage. Based on recent competitive behaviors in the insurance and reinsurance industry, natural catastrophe events and the macroeconomic backdrop, there has been some dislocation in the market which we expect to have a positive impact on rates and terms and conditions, generally, though local market specificities can vary.

The increased frequency of catastrophe losses experienced throughout 2022 appears to be pressuring the increase of rates. As business activity continues to regain strength after the pandemic and current macroeconomic uncertainty, rates appear to be firming in most lines of business, particularly in the casualty lines that had seen significant losses such as excess casualty and directors' and officers' liability. Other casualty lines are experiencing modest rate increase, while some lines such as workers' compensation were experiencing softer market conditions. It is too early to tell what the impact on pricing conditions will be, but it is likely to change depending on the line of business and geography.

Our capital position remains a source of strength, with high quality invested assets, significant liquidity and a low operating expense ratio. Our diversified global platform with its broad mix of products, distribution and geography is resilient.

The war in the Ukraine is ongoing and an evolving event. Economic and legal sanctions have been levied against Russia, specific named individuals and entities connected to the Russian government, as well as businesses located in the Russian Federation and/or owned by Russian nationals by numerous countries, including the United States. The significant political and economic uncertainty surrounding the war and associated sanctions have impacted economic and investment markets both within Russia and around the world. The Company has recorded $45 million of losses related to the Ukraine/Russia war during 2022.

Human Capital Management.
Our employees are essential to the success of our business, and so we strive to attract and retain a high standard of insurance professionals to meet our business needs as well as the needs of our clients and customers. As of February 1, 2023, the Company employed 2,428 persons. Management believes that employee relations are good. None of the Company's employees are subject to collective bargaining agreements, and the Company is not aware of any current efforts to implement such agreements.

Everest is committed to providing our employees with an engaging and supportive environment so that employees can develop personally and help us achieve success as an organization. We consider the ability to attract, develop and retain a high caliber of insurance professionals to be critical to our success. Opportunities for continued learning and talent development are provided to all employee levels. Employees are encouraged to take ownership of their development by using the tools that the Company has made available to them - including industry training, mentorships and personal development classes. Everest actively manages its succession planning throughout our organization and strives to provide job growth and advancement opportunities to internal talent, where possible.

Diversity and Inclusion.
Our strength and success derive from our diversity, and we are at our best when we embrace diverse views and perspectives. Equality in opportunity, career development, compensation and respect for all individuals are fundamental human rights that are at the forefront of our culture and promoted not only within our workplace but also the global communities in which we operate. Our Board is committed to diversity within its structure as well as emphasizing its importance in our senior executive leadership. We believe that diversity in gender, age, ethnicity and skill set allows for dynamic and evolving perspectives in governance, strategy, corporate responsibility, human rights and risk management.

Proactive diversity recruitment is an integral aspect of succession planning at both the board level and throughout all levels in the organization. Our Talent Development team works with senior management to identify women and persons of color across the Company as potential leaders. These individuals are provided management and executive leadership training and education to enhance their skillsets and provide opportunities for advancement. Indeed, our executive officers are measured on their forward-thinking diversity initiatives as part of their annual performance evaluations. Such diversity at the most senior levels of our organization reflects our commitment to identify and develop highly qualified women and individuals of color to help lead our Company into the future.

The work of the DEI Council has helped enhance the employee experience for all our colleagues across the organization worldwide. The council encourages continuous and open dialogue between executive and senior management and traditionally underrepresented groups at all levels, without fear of reprisal or retaliation, to identify areas of improvement and carry out the message of inclusion both inside and outside our organization. The DEI council was instrumental in forming and supporting additional Employee Resource Groups ("ERGs"), developing a Regional Representation network and leveraging specific Talent Development and Talent Acquisition initiatives that will positively influence the composition of our workforce.

Regulatory Matters.
The Company and its insurance subsidiaries are subject to regulation under the insurance statutes of the various jurisdictions in which they conduct business, including essentially all states of the U.S., Canada, Singapore, Brazil, the United Kingdom, Ireland, Chile and Bermuda. These regulations vary from jurisdiction to jurisdiction and are generally designed to protect ceding insurance companies and policyholders by regulating the Company's conduct of business, financial integrity and ability to meet its obligations. Many of these regulations require reporting of information designed to allow insurance regulators to closely monitor the Company's performance.

Insurance Holding Company Regulation. Under applicable U.S. laws and regulations, no person, corporation or other entity may acquire a controlling interest in the Company, unless such person, corporation or entity has obtained the prior approval for such acquisition from the insurance commissioners of Delaware and the other states in which the Company's insurance subsidiaries are domiciled or deemed domiciled, currently California and Georgia. Under these laws, "control" is presumed when any person acquires, directly or indirectly, 10% or more of the voting securities of an insurance company. To obtain the approval of any change in control, the proposed acquirer must file an application with the relevant insurance commissioner disclosing, among other things, the background of the acquirer and that of its directors and officers, the acquirer's financial condition and its proposed changes in the management and operations of the insurance company. U.S. state regulators also require prior notice or regulatory approval of material inter-affiliate transactions within the holding company structure.

The Insurance Companies Act of Canada requires prior approval by the Minister of Finance of anyone acquiring a significant interest in an insurance company authorized to do business in Canada. In addition, the Company is subject to regulation by the insurance regulators of other states and foreign jurisdictions in which it is authorized to do business. Certain of these states and foreign jurisdictions impose regulations regulating the ability of any person to acquire control of an insurance company authorized to do business in that jurisdiction without appropriate regulatory approval similar to those described above.

Dividends. Under Bermuda law, Group is prohibited from declaring or paying a dividend if such payment would reduce the realizable value of its assets to an amount less than the aggregate value of its liabilities and its issued share capital and share premium (additional paid-in capital) accounts. Group's ability to pay dividends and its operating expenses is partially dependent upon dividends from its subsidiaries. The payment of dividends by insurance subsidiaries is limited under Bermuda law as well as the laws of the various U.S. states in which Group's insurance and reinsurance subsidiaries are domiciled or deemed domiciled. The limitations are generally based upon net income (loss) and compliance with applicable policyholders' surplus or minimum solvency and liquidity requirements as determined in accordance with the relevant statutory accounting practices. Under Irish corporate and regulatory law, Holdings Ireland, Everest Dublin Holdings and their subsidiaries are limited as to the dividends they can pay based on retained earnings and net income (loss) and/or capital and minimum solvency requirements. As Holdings has outstanding debt obligations, it is dependent upon dividends and other permissible payments from its operating subsidiaries to enable it to meet its debt and operating expense obligations and to pay dividends.

Under Bermuda law, Bermuda Re, Everest International and Everest Assurance are unable to declare or make payment of a dividend if they fail to meet their minimum solvency margin or minimum liquidity ratio. As long term insurers, Bermuda Re and Everest Assurance are also unable to declare or pay a dividend to anyone who is not a policyholder unless, after payment of the dividend, the value of the assets in their long term business fund, as certified by their approved actuary, exceeds their liabilities for long term business by at least the $250,000 minimum solvency margin. Prior approval of the Bermuda Monetary Authority is required if Bermuda Re's, Everest International's or Everest Assurance's dividend payments would exceed 25% of their prior year end statutory capital and surplus. At December 31, 2022, Bermuda Re, Everest International and Everest Assurance exceeded their solvency and liquidity requirements.

The payment of dividends to Holdings by Everest Re is subject to limitations imposed by Delaware law. Generally, Everest Re may only pay dividends out of its statutory earned surplus, which was $5.6 billion at December 31, 2022, and only after it has given 10 days prior notice to the Delaware Insurance Commissioner. During this 10-day period, the Commissioner may, by order, limit or disallow the payment of ordinary dividends if the Commissioner finds the insurer to be presently or potentially in financial distress. Further, the maximum amount of dividends that may be paid without the prior approval of the Delaware Insurance Commissioner in any twelve month period is the greater of (1) 10% of the insurer's statutory surplus as of the end of the prior calendar year or (2) the insurer's statutory net income (loss), not including realized capital gains (losses), for the prior calendar year. Accordingly, the maximum amount that will be available for the payment of dividends by Everest Re in 2023 without triggering the requirement for prior approval of regulatory authorities in connection with a dividend is $555 million.

Insurance Regulation. Bermuda Re and Everest International are not admitted to do business in any jurisdiction in the U.S. These entities conduct their insurance business from their offices in Bermuda, and in the case of Bermuda Re, its branch in the UK. Everest Assurance, by virtue of its one-time election under section 953(d) of the U.S. Internal Revenue Code to be a U.S. income tax paying "Controlled Foreign Corporation", is admitted to do business in the U.S. and Bermuda. In Bermuda, Bermuda Re, Everest International, Everest Assurance and Mt. Logan Re are regulated by the Insurance Act 1978 (as amended) and related regulations (the "Act"). The Act establishes solvency and liquidity standards and auditing and reporting requirements and subjects Bermuda Re, Everest International and Everest Assurance to the supervision, investigation and intervention powers of the Bermuda Monetary Authority. Under the Act, Bermuda Re and Everest International, as Class 4 insurers, are each required to maintain a principal office in Bermuda, to maintain a minimum of $100 million in statutory capital and surplus, to have an independent auditor approved by the Bermuda Monetary Authority conduct an annual audit and report on their respective statutory and U.S. GAAP financial statements and filings and to have an appointed loss reserve specialist (also approved by the Bermuda Monetary Authority) review and report on their respective loss reserves annually. Under the Act, Everest Assurance is licensed as a Class 3A insurer for general business and as a Class C insurer for long-term business.

Bermuda Re is also registered under the Act as long term insurer and is thereby authorized to write life and annuity business. As a long term insurer, Bermuda Re is required to maintain $250,000 in statutory capital separate from their Class 4 minimum statutory capital and surplus, to maintain long term business funds, to separately account for this business and to have an approved actuary prepare a certificate concerning their long term business assets and liabilities to be filed annually. Bermuda Re's operations in the United Kingdom and worldwide are subject to regulation by the Prudential Regulation Authority (the "PRA"). The PRA imposes solvency, capital adequacy, audit, financial reporting and other regulatory requirements on insurers transacting business in the United Kingdom. Bermuda Re presently meets or exceeds all of the PRA's solvency and capital requirements.

U.S. domestic property and casualty insurers, including reinsurers, are subject to regulation by their state of domicile and by those states in which they are licensed. The regulation of reinsurers is typically focused on financial condition, investments, management and operation. The rates and policy terms of reinsurance agreements are generally not subject to direct regulation by any governmental authority.

The operations of Everest Re's foreign branch offices in Canada and Singapore are subject to regulation by the insurance regulatory officials of those jurisdictions. Management believes that the Company is in compliance with applicable laws and regulations pertaining to its business and operations.

Everest Indemnity, Everest National, Everest Security, Everest Denali and Everest Premier are subject to regulations similar to the U.S. regulations applicable to Everest Re. In addition, these companies must comply with substantial regulatory requirements in each state where they conduct business. These additional requirements include, but are not limited to, rate and policy form requirements, requirements with regard to licensing, agent appointments, participation in residual markets and claim handling procedures. These regulations are primarily designed for the protection of policyholders.

The operations of Ireland Insurance and its branch offices in Netherlands, Germany, France and Spain are subject to regulation by the insurance regulatory officials of those jurisdictions. Management believes that the Company is in compliance with applicable laws and regulations pertaining to its business and operations.

Licenses. Everest Re is a licensed property and casualty insurer and/or reinsurer in all states, the District of Columbia, Puerto Rico and Guam. Such licensing enables U.S. domestic ceding company clients to take credit for uncollateralized reinsurance receivables from Everest Re in their statutory financial statements.

Everest Re is licensed as a property and casualty reinsurer in Canada. It is also authorized to conduct reinsurance business in Singapore and Brazil. Everest Re can also write reinsurance in other foreign countries. Because some jurisdictions require a reinsurer to register in order to be an acceptable market for local insurers, Everest Re is registered as a foreign insurer and/or reinsurer in the following countries: Bolivia, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, India, Mexico, Nicaragua, Panama, Paraguay, the Philippines, Singapore and Venezuela.

Everest National is licensed in 50 states, the District of Columbia and Puerto Rico.

Everest Indemnity is a Delaware Domestic Surplus Lines Insurer and is eligible to write insurance on a surplus lines basis in the 50 states, the District of Columbia and Puerto Rico.

Everest Security is licensed in Georgia and Alabama and is approved as an eligible surplus lines insurer in Delaware.

Everest Denali is licensed in 50 states and the District of Columbia. Everest Premier is licensed in 50 states and the District of Columbia.

Bermuda Re and Everest International are registered as Class 4 insurers in Bermuda, and Bermuda Re is also registered as a long-term insurer in Bermuda. Bermuda Re is also registered as a certified reinsurer in New York and Delaware and is registered as a reciprocal reinsurer in: Delaware; California; Massachusetts; Michigan; Minnesota; New Hampshire; New York; Ohio and Texas. Bermuda Re is also an authorized reinsurer in the U.K. and is also registered as a reinsurer in China.

Everest Assurance is registered as a Class 3A general business insurer in Bermuda and a Class C long-term insurer in Bermuda. By virtue of its one-time election under section 953(d) of the U.S. Internal Revenue Code to be a U.S. income tax paying "Controlled Foreign Corporation," Everest Assurance may operate in both the U.S. and Bermuda. Everest Assurance is also considered an approved/eligible alien surplus lines insurer in the 50 states and the District of Columbia In addition, Everest Assurance can also write reinsurance in other foreign countries. Because some jurisdictions require a reinsurer to register in order to be an acceptable market for local insurers , Everest Assurance is registered as a foreign insurer and/or reinsurance in the following countries: Bolivia, Columbia, Chile, Ecuador, Guatemala, Mexico and Paraguay.

Ireland Re is licensed to write non-life reinsurance for the London and European markets.

Ireland Insurance is licensed to write insurance for the European markets. In addition, Ireland Insurance is considered an approved/eligible alien surplus lines insurer in the 50 states and the District of Columbia

Everest Canada is licensed to write property and casualty insurance in Canada.

Everest Compañia de Seguros Generales Chile S.A. is an insurance corporation authorized by the general laws of Chile.

Periodic Examinations. Led by their state of domicile, U.S. insurance companies are subject to periodic financial examination of their affairs, usually every three to five years. U.S. insurance companies are also subject to examinations by the various state insurance departments where they are licensed concerning compliance with applicable conduct of business regulations. In addition, foreign insurance companies and foreign branch offices are subject to examination and review by regulators in their various jurisdictions. None of the reports of these examinations or reviews contained any material findings or recommendations.

NAIC Risk-Based Capital Requirements. The U.S. National Association of Insurance Commissioners ("NAIC") has developed a formula to measure the statutory minimum amount of capital required for a property and casualty insurance company to support its overall business operations in light of its size and risk profile. The major categories of a company's risk profile are its asset risk, credit risk, and underwriting risk. The standard is an effort to anticipate insolvencies. This allows regulators to take actions that could limit the impact of these insolvencies on policyholders.

Under the approved formula, a company's adjusted statutory surplus (end of period surplus adjusted for items not currently applicable to the Everest companies) is compared to its risk based capital ("RBC"). If this ratio is above a minimum threshold, no action is necessary. Below this threshold are four distinct action levels at which an insurer's domiciliary state regulator can intervene with increasing degrees of authority over an insurer as the ratio of adjusted surplus to RBC decreases. The mildest intervention requires an insurer to submit a plan of appropriate corrective actions. The most severe action requires an insurer to be rehabilitated or liquidated.

Based on their financial positions at December 31, 2022, Everest Re, Everest National, Everest Indemnity, Everest Security, Everest Denali and Everest Premier exceed the minimum thresholds.

Tax Matters.
The following summary of the taxation of the Company is based on current law. There can be no assurance that legislative, judicial, or administrative changes will not be enacted that might materially affect this summary.

Bermuda. Under Bermuda law, no income, withholding or capital gains taxes are imposed upon Group and its Bermuda subsidiaries. Group and its Bermuda subsidiaries have received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, Group and its Bermuda subsidiaries will be exempt from taxation in Bermuda until March 2035. Non-Bermuda branches of Bermuda subsidiaries are subject to local taxes in the jurisdictions in which they operate.

United States. On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was signed into law. The Internal Revenue Service ("IRS") and the United States Treasury Department ("U.S. Treasury") have subsequently issued both proposed and final regulations related to the new law. Management continues to monitor this guidance as it is issued to determine the impact on the Company and acts if necessary. Group's U.S. subsidiaries conduct business in and are subject to taxation in the U.S. Non-U.S. branches of U.S. subsidiaries are subject to both local taxation in the jurisdictions in which they operate and U.S. corporate income tax but are generally relieved from double taxation through the use of foreign tax credits against their U.S. income tax liability. Should the U.S. subsidiaries distribute current or accumulated earnings and profits in the form of dividends or otherwise, the Company would be subject to withholding taxes. The cumulative amount that would be subject to U.S. withholding tax, if distributed, is not practicable to compute. Group and its Bermuda subsidiaries believe that they have operated and will continue to operate their businesses in a manner that will not cause them to generate income treated as effectively connected with the conduct of a trade or business within the U.S. On this basis, Group does not expect that it and its Bermuda subsidiaries will be required to pay U.S. corporate income taxes other than withholding taxes on certain investment income and premium excise taxes. If Group or its Bermuda subsidiaries were to become subject to U.S. income tax, there could be a material adverse effect on the Company's financial condition, results of operations and cash flows.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted. We have evaluated the tax provisions of the IRA, the most significant of which are the corporate alternative minimum tax and the share repurchase excise tax and do not expect the legislation to have a material impact on our results of operations. As the IRS issues additional guidance, we will evaluate any impact to our consolidated financial statements.

United Kingdom. Bermuda Re's UK branch, the Company's Lloyd's Syndicate and Ireland Insurance's UK branch conduct business in the UK and are subject to taxation in the UK. Bermuda Re believes that it has operated and will continue to operate its Bermuda operation in a manner which will not cause them to be subject to UK taxation. If Bermuda Re's Bermuda operations were to become subject to UK income tax, there could be a material adverse impact on the Company's financial condition, results of operations and cash flow.

Ireland. Holdings Ireland, Everest Dublin Holdings, Ireland Re and Ireland Insurance conduct business in Ireland and are subject to taxation in Ireland.

<u>Switzerland</u>. Ireland Re's Zurich branch conducts business in Switzerland and is subject to taxation in Switzerland.

<u>Netherlands.</u> Ireland Insurance's Netherland branch conducts business in the Netherlands and is subject to taxation in the Netherlands.

<u>Germany:</u> Ireland Insurance's German branch conducts business in Germany and is subject to taxation in Germany.

<u>Spain:</u> Ireland Insurance's Spanish branch conducts business in Spain and is subject to taxation in Spain.

<u>France</u>:   Ireland Insurance's French branch conducts business in France and is subject to taxation in France.

<u>Belgium:</u> Ireland Insurance's Belgium branch conducts business in Belgium and is subject to taxation in Belgium.

<u>Singapore</u>: Everest International Reinsurance Ltd's Singapore branch conducts business in Singapore and is subject to taxation in Singapore.

<u>Chile</u>: Everest Insurance Chile conducts business in Chile and is subject to taxation in Chile.

Available Information.
The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports are available free of charge through the Company's internet website at http://www.everestre.com as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission (the "SEC").

ITEM 1A. RISK FACTORS

In addition to the other information provided in this report, the following risk factors should be considered when evaluating an investment in our securities. If the circumstances contemplated by the individual risk factors materialize, our business, financial condition and results of operations could be materially and adversely affected and the trading price of our common shares could decline significantly.

RISKS RELATING TO OUR BUSINESS

Our results could be adversely affected by catastrophic events.

We are exposed to unpredictable catastrophic events, including weather-related and other natural catastrophes, as well as acts of terrorism. The frequency and/or severity of catastrophic events may be impacted in the future by the continued effects of climate change. Climate change and resulting changes in global temperatures, weather patterns, and sea levels may both increase the frequency and severity of natural catastrophes and the resulting losses in the future and impact our risk modeling assumptions. We cannot predict the impact that changing climate conditions, if any, may have on our results of operations or our financial condition. Additionally, we cannot predict how legal, regulatory and/or social responses to concerns around global climate change and the resulting impact on various sectors of the economy may impact our business. Any material reduction in our operating results caused by the occurrence of one or more catastrophes could inhibit our ability to pay dividends or to meet our interest and principal payment obligations. By way of illustration, during the past five calendar years, pre-tax catastrophe losses, net of reinsurance, were as follows:

Calendar year:	Pre-tax net catastrophe losses
(Dollars in millions)	
2022	$ 1,055
2021	1,135
2020	425
2019	576
2018	1,800

Our losses from future catastrophic events could exceed our projections.

We use projections of possible losses from future catastrophic events of varying types and magnitudes as a strategic underwriting tool. We use these loss projections to estimate our potential catastrophe losses in certain geographic areas and decide on the placement of retrocessional coverage or other actions to limit the extent of potential losses in a given geographic area. These loss projections are approximations, reliant on a mix of quantitative and qualitative processes, and actual losses may exceed the projections by a material amount, resulting in a material adverse effect on our financial condition and results of operations.

If our loss reserves are inadequate to meet our actual losses, our net income would be reduced or we could incur a loss.

We are required to maintain reserves to cover our estimated ultimate liability of losses and LAE for both reported and unreported claims incurred. These reserves are only estimates of what we believe the settlement and administration of claims will cost based on facts and circumstances known to us. In setting reserves for our reinsurance liabilities, we rely on claim data supplied by our ceding companies and brokers and we employ actuarial and statistical projections. The information received from our ceding companies is not always timely or accurate, which can contribute to inaccuracies in our loss projections.   Because of the uncertainties that surround our estimates of loss and LAE reserves, we cannot be certain that ultimate losses and LAE payments will not exceed our estimates. If our reserves are deficient, we would be required to increase loss reserves in the period in which such deficiencies are identified which would cause a charge to our earnings and a reduction of capital. During the past five calendar years, the reserve re-estimation process resulted in an increase to our pre-tax net income in 2022, 2021 and 2019 and resulted in a decrease to our pre-tax net income in 2020 and 2018:

Calendar year:	Effect on pre-tax net income		
(Dollars in millions)			
2022	$	1	increase
2021		9	increase
2020		401	decrease
2019		64	increase
2018		387	decrease

The difficulty in estimating our reserves is significantly more challenging as it relates to reserving for potential A&E liabilities. At year-end 2022, 1.3% of our gross reserves were comprised of A&E reserves. A&E liabilities are especially hard to estimate for many reasons, including the long delays between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Legal tactics and judicial and legislative developments affecting the scope of insurers' liability, which can be difficult to predict, also contribute to uncertainties in estimating reserves for A&E liabilities.

The failure to accurately assess underwriting risk and establish adequate premium rates could reduce our net income or result in a net loss.

Our success depends on our ability to accurately assess the risks associated with the businesses on which the risk is retained. If we fail to accurately assess the risks we retain, we may fail to establish adequate premium rates to cover our losses and LAE. This could reduce our net income and even result in a net loss.

In addition, losses may arise from events or exposures that are not anticipated when the coverage is priced. In addition to unanticipated events, we also face the unanticipated expansion of our exposures, particularly in long-tail liability lines. An example of this is the expansion over time of the scope of insurers' legal liability within the mass tort arena, particularly for A&E exposures discussed above.

Decreases in pricing for property and casualty reinsurance and insurance could reduce our net income.

The worldwide reinsurance and insurance businesses are highly competitive, as well as cyclical by product and market. These cycles, as well as other factors that influence aggregate supply and demand for property and casualty insurance and reinsurance products, are outside of our control. The supply of (re)insurance is driven by prevailing prices and levels of capacity that may fluctuate in response to a number of factors including large catastrophic losses and investment returns being realized in the insurance industry. Demand for (re)insurance is influenced by underwriting results of insurers and insureds, including catastrophe losses, and prevailing general economic conditions. If any of these factors were to result in a decline in the demand for (re)insurance or an overall increase in (re)insurance capacity, our net income could decrease.

If rating agencies downgrade the ratings of our insurance subsidiaries, future prospects for growth and profitability could be significantly and adversely affected.

Our active insurance company subsidiaries currently hold financial strength ratings assigned by third-party rating agencies which assess and rate the claims paying ability and financial strength of insurers and reinsurers. Financial strength ratings are used by cedents, agents and brokers to assess the financial strength and credit quality of reinsurers and insurers. A downgrade or withdrawal of any of these ratings could adversely affect our ability to market our reinsurance and insurance products, our ability to compete with other reinsurers and insurers, and could have a material and adverse effect on our ability to write new business that in turn could impact our profitability and operating results. In December 2021, S&P announced proposed changes to its rating methodologies. The proposed changes have not been finalized, so the impact, if any, that these changes may have on our financial strength ratings is unknown.

Consistent with market practice, much of our treaty reinsurance business allows the ceding company to terminate the contract or seek collateralization of our obligations in the event of a rating downgrade below a certain threshold. The termination provision would generally be triggered if a rating fell below A.M. Best's A- rating level. To a lesser extent, Everest Re also has modest exposure to reinsurance contracts that contain provisions for obligatory funding of outstanding liabilities in the event of a rating agency downgrade. Those provisions would also generally be triggered if Everest Re's rating fell below A.M. Best's A- rating level.

The failure of our insureds, intermediaries and reinsurers to satisfy their obligations to us could reduce our income.

In accordance with industry practice, we have uncollateralized receivables from insureds, agents and brokers and/or rely on agents and brokers to process our payments. We may not be able to collect amounts due from insureds, agents and brokers, resulting in a reduction to net income.

We are subject to credit risk of reinsurers in connection with retrocessional arrangements because the transfer of risk to a reinsurer does not relieve us of our liability to the insured. In addition, reinsurers may be unwilling to pay us even though they are able to do so. The failure of one or more of our reinsurers to honor their obligations to us in a timely fashion would impact our cash flow and reduce our net income and could cause us to incur a significant loss.

If we are unable or choose not to purchase reinsurance and transfer risk to the reinsurance markets, our net income could be reduced or we could incur a net loss in the event of unusual loss experience.

We are generally less reliant on the purchase of reinsurance than many of our competitors, in part because of our strategic emphasis on underwriting discipline and management of the cycles inherent in our business. We try to separate our risk taking process from our risk mitigation process in order to avoid developing too great a reliance on reinsurance. With the expansion of the capital markets into insurance linked financial instruments, we increased our use of capital market products for catastrophe reinsurance. In addition, we have increased some of our quota share contracts with larger retrocessions. The percentage of business that we reinsure may vary considerably from year to year, depending on our view of the relationship between cost and expected benefit for the contract period.

	2022	2021	2020	2019	2018
Percentage of ceded written premiums to gross written premiums	11.5%	12.3%	13.0%	14.3%	12.5%

Our industry is highly competitive and we may not be able to compete as successfully in the future.

Our industry is highly competitive and subject to pricing cycles that can be pronounced. We compete globally in the United States, Bermuda and international reinsurance and insurance markets with numerous competitors. Our competitors include independent reinsurance and insurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain insurance companies and domestic and international underwriting operations, including underwriting syndicates at Lloyd's of London.

According to S&P, Everest ranks among the top ten global property & casualty reinsurance groups, where more than two-thirds of the market share is concentrated. The worldwide net premium written by the Top 40 global reinsurance groups for both life and non-life business was estimated to be $292 billion in 2022 according to data compiled by S&P. In addition to competitors the entry of alternative capital market products and new company formations provide additional sources of reinsurance and insurance capacity.

We are dependent on our key personnel.

Our success has been, and will continue to be, dependent on our ability to retain the services of our Chairman, Joseph V. Taranto (age 73) and existing key executive officers and to attract and retain additional qualified personnel in the future. The loss of the services of any key executive officer or the inability to hire and retain other highly qualified personnel in the future could adversely affect our ability to conduct business. Generally, we consider key executive officers to be those individuals who have the greatest influence in setting overall policy and controlling operations: President and Chief Executive Officer, Juan C. Andrade (age 57); Executive Vice President and Chief Financial Officer, Mark Kociancic (age 53), Executive Vice President, Group, Chief Operating Officer and Head of Reinsurance Division, Jim Williamson (age 49), Executive Vice President, General Counsel, Chief Compliance Officer and Secretary, Sanjoy Mukherjee (age 56) and Executive Vice President, President and Chief Executive Officer of the Everest Insurance® Division, Mike Karmilowicz (age 54). We have employment contracts with all of our key officers, which contain automatic renewal provisions that provide for the contracts to continue indefinitely unless sooner terminated in accordance with the contract or as otherwise may be agreed.

Special considerations apply to our Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent or working resident certificate is available who meets the minimum standards reasonably required for the position. The Bermuda government places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed to be key employees of businesses with a significant physical presence in Bermuda. Currently, all our Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government that expire at various times between February 2024 and October 2027.

Our investment values and investment income could decline because they are exposed to interest rate, credit, and market risks.

A significant portion of our investment portfolio consists of fixed income securities and smaller portions consist of equity securities and other investments. The fair value of our invested assets and associated investment income fluctuate depending on general economic and market conditions. For example, the fair value of our predominant fixed income portfolio generally increases or decreases inversely to fluctuations in interest rates. The fair value of our fixed income securities could also decrease as a result of a downturn in the business cycle that causes the credit quality of such securities to deteriorate. The net investment income that we realize from future investments in fixed income securities will generally increase or decrease with interest rates.

Interest rate fluctuations also can cause net investment income from fixed income investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, to differ from the income anticipated from those securities at the time of purchase. In addition, if issuers of individual investments are unable to meet their obligations, investment income will be reduced and realized capital losses may arise.

The majority of our fixed income securities are classified as available for sale and temporary changes in the fair value of these investments are reflected as changes to our shareholders' equity. Our actively managed equity security portfolios are fair valued and any changes in fair value are reflected as net realized capital gains or losses. As a result, a decline in the value of our securities reduces our capital or could cause us to incur a loss.

As a part of our ongoing analysis of our investment portfolio, we are required to assess current expected credit losses for all held-to-maturity securities and evaluate expected credit losses for available-for-sale securities when fair value is below amortized cost, which considers reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. This analysis requires a high degree of judgment. Financial assets with similar risk characteristics and relevant historical loss information are included in the development of an estimate of expected lifetime losses. Declines in relevant stock and other financial markets and other factors impacting the value of our investments could result in an adverse effect on our net income and other financial results

We have invested a portion of our investment portfolio in equity securities. The value of these assets fluctuates with changes in the markets. In times of economic weakness, the fair value of these assets may decline, and may negatively impact net income. We also invest in non-traditional investments which have different risk characteristics than traditional fixed income and equity securities. These alternative investments are comprised primarily of private equity limited partnerships. The changes in value and investment income/(loss) for these partnerships may be more volatile than over-the-counter securities.

Prolonged and severe disruptions in the overall public and private debt and equity markets, such as occurred in early 2020 related to the COVID-19 pandemic, could result in significant realized and unrealized losses in our investment portfolio. There could also be disruption in individual market sectors, such as occurred in the energy sector in recent years. Such declines in the financial markets could result in significant realized and unrealized losses on investments and could have a material adverse impact on our results of operations, equity, business and insurer financial strength and debt ratings.

We may experience foreign currency exchange losses that reduce our net income and capital levels.

Through our Bermuda and international operations, we conduct business in a variety of foreign (non-U.S.) currencies, principally the Euro, the British pound, the Canadian dollar, and the Singapore dollar. Assets, liabilities, revenues and expenses denominated in foreign currencies are exposed to changes in currency exchange rates. Our reporting currency is the U.S. dollar, and exchange rate fluctuations, especially relative to the U.S. dollar, may materially impact our results and financial position. In 2022, we wrote approximately 25.8% of our coverages in non-U.S. currencies; as of December 31, 2022, we maintained approximately 19.3% of our investment portfolio in investments denominated in non-U.S. currencies.

We are subject to cybersecurity risks that could negatively impact our business operations.

We are dependent upon our information technology platform, including our processing systems, data and electronic transmissions in our business operations. Security breaches could expose us to the loss or misuse of our information, litigation and potential liability. In addition, cyber incidents that impact the availability, reliability, speed, accuracy or other proper functioning of these systems could have a significant negative impact on our operations and possibly our results. An incident could also result in a violation of applicable privacy and other laws, damage our reputation, cause a loss of customers or give rise to monetary fines and other penalties, which could be significant. Management is not aware of a cybersecurity incident that has had a material impact on our operations.

The NAIC has adopted an Insurance Data Security Model Law, which, when adopted by the states will require insurers, insurance producers and other entities required to be licensed under state insurance laws to comply with certain requirements under state insurance laws, such as developing and maintaining a written information security program, conducting risk assessments and overseeing the data security practices of third-party vendors. In addition, certain state insurance regulators are developing or have developed regulations that may impose regulatory requirements relating to cybersecurity on insurance and reinsurance companies (potentially including insurance and reinsurance companies that are not domiciled, but are licensed, in the relevant state). For example, the New York State Department of Financial Services has a regulation pertaining to cybersecurity for all banking and insurance entities under its jurisdiction, which was effective as of March 1, 2017, which applies to us. We cannot predict the impact these laws and regulations will have on our business, financial condition or results of operations, but our insurance and reinsurance companies could incur additional costs resulting from compliance with such laws and regulations.

RISKS RELATING TO REGULATION

Insurance laws and regulations restrict our ability to operate and any failure to comply with those laws and regulations could have a material adverse effect on our business.

We are subject to extensive and increasing regulation under U.S., state and foreign insurance laws. These laws limit the amount of dividends that can be paid to us by our operating subsidiaries, impose restrictions on the amount and type of investments that we can hold, prescribe solvency, accounting and internal control standards that must be met and maintained and require us to maintain reserves. These laws also require disclosure of material inter-affiliate transactions and require prior approval of "extraordinary" transactions. Such "extraordinary" transactions include declaring dividends from operating subsidiaries that exceed statutory thresholds. These laws also generally require approval of changes of control of insurance companies. The application of these laws could affect our liquidity and ability to pay dividends, interest and other payments on securities, as applicable, and could restrict our ability to expand our business operations through acquisitions of new insurance subsidiaries. We may not have or maintain all required licenses and approvals or fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. These types of actions could have a material adverse effect on our business. To date, no material fine, penalty or restriction has been imposed on us for failure to comply with any insurance law or regulation.

As a result of the previous dislocation of the financial markets, Congress and the previous Presidential administration in the United States implemented changes in the way the financial services industry is regulated. Some of these changes are also impacting the insurance industry. For example, the U.S. Treasury established the Federal Insurance Office with the authority to monitor all aspects of the insurance sector, monitor the extent to which traditionally underserved communities and consumers have access to affordable non-health insurance products, to represent the United States on prudential aspects of international insurance matters, to assist with administration of the Terrorism Risk Insurance Program and to advise on important national and international insurance matters. In addition, several European regulatory bodies are in process of updating existing or developing new capital adequacy directives for insurers and reinsurers. The future impact of such initiatives or new initiatives from the current Government Administration, if any, on our operation, net income (loss) or financial condition cannot be determined at this time.

Regulatory challenges in the United States could adversely affect the ability of Bermuda Re to conduct business.

Bermuda Re does not intend to be licensed or admitted as an insurer or reinsurer in any U.S. jurisdiction. Under current law, Bermuda Re generally will be permitted to reinsure U.S. risks from its office in Bermuda without obtaining those licenses. However, the insurance and reinsurance regulatory framework is subject to periodic legislative review and revision. In the past, there have been congressional and other initiatives in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate reinsurers domiciled outside the United States. If Bermuda Re were to become subject to any insurance laws of the United States or any U.S. state at any time in the future, it might be required to post deposits or maintain minimum surplus levels and might be prohibited from engaging in lines of business or from writing some types of policies. Complying with those laws could have a material adverse effect on our ability to conduct business in Bermuda and international markets.

Bermuda Re may need to be licensed or admitted in additional jurisdictions to develop its business.

As Bermuda Re's business develops, it will monitor the need to obtain licenses in jurisdictions other than Bermuda and the U.K., where it has an authorized branch, in order to comply with applicable law or to be able to engage in additional insurance-related activities. In addition, Bermuda Re may be at a competitive disadvantage in jurisdictions where it is not licensed or does not enjoy an exemption from licensing relative to competitors that are so licensed or exempt from licensing. Bermuda Re may not be able to obtain any additional licenses that it determines are necessary or desirable. Furthermore, the process of obtaining those licenses is often costly and may take a long time.

Bermuda Re's ability to write reinsurance may be severely limited if it is unable to arrange for security to back its reinsurance.

Many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements without appropriate security. Bermuda Re's reinsurance clients typically require it to post a letter of credit or enter into other security arrangements. If Bermuda Re is unable to obtain or maintain a letter of credit facility on commercially acceptable terms or is unable to arrange for other types of security, its ability to operate its business may be severely limited. If Bermuda Re defaults on any letter of credit that it obtains, it may be required to prematurely liquidate a substantial portion of its investment portfolio and other assets pledged as collateral.

RISKS RELATING TO GROUP'S SECURITIES

Because of our holding company structure, our ability to pay dividends, interest and principal is dependent on our receipt of dividends, loan payments and other funds from our subsidiaries.

Group and Holdings are holding companies, each of whose most significant asset consists of the stock of its operating subsidiaries. As a result, each of Group's and Holdings' ability to pay dividends, interest or other payments on its securities in the future will depend on the earnings and cash flows of the operating subsidiaries and the ability of the subsidiaries to pay dividends or to advance or repay funds to it. This ability is subject to general economic, financial, competitive, regulatory and other factors beyond our control. Payment of dividends and advances and repayments from some of the operating subsidiaries are regulated by U.S., state and foreign insurance laws and regulatory restrictions, including minimum solvency and liquidity thresholds. Accordingly, the operating subsidiaries may not be able to pay dividends or advance or repay funds to Group and Holdings in the future, which could prevent us from paying dividends, interest or other payments on our securities.

Provisions in Group's bye-laws could have an anti-takeover effect, which could diminish the value of its common shares.

Group's bye-laws contain provisions that could delay or prevent a change of control that a shareholder might consider favorable. The effect of these provisions could be to prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

For example, Group's bye-laws contain the following provisions that could have an anti-takeover effect:

- the total voting power of any shareholder owning more than 9.9% of the common shares will be reduced to 9.9% of the total voting power of the common shares;

- the board of directors may decline to register any transfer of common shares if it has reason to believe that the transfer would result in:

    i.) any person that is not an investment company beneficially owning more than 5.0% of any class of the issued and outstanding share capital of Group,

    ii.) any person holding controlled shares in excess of 9.9% of any class of the issued and outstanding share capital of Group, or

    iii.) any adverse tax, regulatory or legal consequences to Group, any of its subsidiaries or any of its shareholders;

- Group also has the option to redeem or purchase all or part of a shareholder's common shares to the extent the board of directors determines it is necessary or advisable to avoid or cure any adverse or potential adverse consequences if:

    i.) any person that is not an investment company beneficially owns more than 5.0% of any class of the issued and outstanding share capital of Group,

    ii.) any person holds controlled shares in excess of 9.9% of any class of the issued and outstanding share capital of Group, or

    iii.) share ownership by any person may result in adverse tax, regulatory or legal consequences to Group, any of its subsidiaries or any other shareholder.

The Board of Directors has indicated that it will apply these bye-law provisions in such manner that "passive institutional investors" will be treated similarly to investment companies. For this purpose, "passive institutional investors" include all persons who are eligible, pursuant to Rule 13d-1(b)(1) under the U.S. Securities Exchange Act of 1934, ("the Exchange Act") to file a short-form statement on Schedule 13G, other than an insurance company or any parent holding company or control person of an insurance company.

Applicable insurance laws may also have an anti-takeover effect.

Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where that insurance company is domiciled or deemed commercially domiciled. Prior to granting approval of an application to acquire control of a domestic insurance company, a state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity and competence of the applicant's board of directors and executive officers, the acquiror's plans for the future operations of the insurance company and any anti-competitive results that may arise from the consummation of the acquisition of control. Because any person who acquired control of Group would thereby acquire indirect control of its insurance company subsidiaries in the U.S., the insurance change of control laws of Delaware, California and Georgia would apply to such a transaction. This could have the effect of delaying or even preventing such a change of control.

The ownership of common shares of Group by Everest Re Advisors, Ltd., a direct subsidiary of Group may have an impact on securing approval of shareholder proposals that Group's management supports.

As of December 31, 2022, Everest Re Advisors, Ltd. (Bermuda) owned 9,719,971 or 19.9% of the outstanding common shares of Group. Under Group's bye-laws, the total voting power of any shareholder owning more than 9.9% of the common shares is reduced to 9.9% of the total voting power of the common shares. Nevertheless, Everest Re Advisors, Ltd., which is controlled by Group, has the ability to vote 9.9% of the total voting power of Group's common shares.

Investors in Group may have more difficulty in protecting their interests than investors in a U.S. corporation.

The Companies Act 1981 of Bermuda (the "Companies Act"), differs in material respects from the laws applicable to U.S. corporations and their shareholders. The following is a summary of material differences between the Companies Act, as modified in some instances by provisions of Group's bye-laws, and Delaware corporate law that could make it more difficult for investors in Group to protect their interests than investors in a U.S. corporation. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to Group and its shareholders.

Alternate Directors. Group's bye-laws provide, as permitted by Bermuda law, that each director may appoint an alternate director, who shall have the power to attend and vote at any meeting of the board of directors or committee at which that director is not personally present and to sign written consents in place of that director. Delaware law permits a director to appoint another director as an alternate to attend any board committee meeting. However, Delaware law does not provide for the designation of alternate directors with authority to attend or vote at a meeting of the board of directors.

Committees of the Board of Directors. Group's bye-laws provide, as permitted by Bermuda law, that the board of directors may delegate any of its powers to committees that the board appoints, and those committees may consist partly or entirely of non-directors. Delaware law allows the board of directors of a corporation to delegate many of its powers to committees, but those committees may consist only of directors.

Interested Directors. Bermuda law and Group's bye-laws provide that if a director has a personal interest in a transaction to which the company is also a party and if the director discloses the nature of this personal interest at the first opportunity, either at a meeting of directors or in writing to the directors, then the company will not be able to declare the transaction void solely due to the existence of that personal interest and the director will not be liable to the company for any profit realized from the transaction. In addition, after a director has made the declaration of interest referred to above, he or she is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he or she has an interest, unless disqualified from doing so by the chairman of the relevant board meeting. Under Delaware law, an interested director could be held liable for a transaction in which that director derived an improper personal benefit. Additionally, under Delaware law, a corporation may be able to declare a transaction with an interested director to be void unless one of the following conditions is fulfilled:

- the material facts as to the interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

- the material facts are disclosed or are known to the shareholders entitled to vote on the transaction and the transaction is specifically approved in good faith by the holders of a majority of the voting shares; or

- the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

Transactions with Significant Shareholders. As a Bermuda company, Group may enter into business transactions with its significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from Group's board of directors but without obtaining prior approval from the shareholders. In the case of an amalgamation, in which two or more companies join together and continue as a single company, a resolution of shareholders approved by a majority of at least 75% of the votes cast is required in addition to the approval of the board of directors, except in the case of an amalgamation with and between wholly-owned subsidiaries. If Group was a Delaware corporation, any business combination with an interested shareholder (which, for this purpose, would include mergers and asset sales of greater than 10% of Group's assets that would otherwise be considered transactions in the ordinary course of business) within a period of three years from the time the person became an interested shareholder would require prior approval from shareholders holding at least 66 2/3% of Group's outstanding common shares not owned by the interested shareholder, unless the transaction qualified for one of the exemptions in the relevant Delaware statute or Group opted out of the statute. For purposes of the Delaware statute, an "interested shareholder" is generally defined as a person who together with that person's affiliates and associates owns, or within the previous three years did own, 15% or more of a corporation's outstanding voting shares.

Takeovers. Under Bermuda law, if an acquiror makes an offer for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares that are the subject of the offer tender their shares, the acquiror may give the nontendering shareholders notice requiring them to transfer their shares on the terms of the offer. Within one month of receiving the notice, dissenting shareholders may apply to the court objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the transfer. The court will be unlikely to do this unless there is evidence of fraud or bad faith or collusion between the acquiror and the tendering shareholders aimed at unfairly forcing out minority shareholders. Under another provision of Bermuda law, the holders of 95% of the shares of a company (the "acquiring shareholders") may give notice to the remaining shareholders requiring them to sell their shares on the terms described in the notice. Within one month of receiving the notice, dissenting shareholders may apply to the court for an appraisal of their shares. Within one month of the court's appraisal, the acquiring shareholders are entitled either to acquire all shares involved at the price fixed by the court or cancel the notice given to the remaining shareholders. If shares were acquired under the notice at a price below the court's appraisal price, the acquiring shareholders must either pay the difference in price or cancel the notice and return the shares thus acquired to the shareholder, who must then refund the purchase price. There are no comparable provisions under Delaware law.

Inspection of Corporate Records. Members of the general public have the right to inspect the public documents of Group available at the office of the Registrar of Companies and Group's registered office, both in Bermuda. These documents include the memorandum of association, which describes Group's permitted purposes and powers, any amendments to the memorandum of association and documents relating to any increase or reduction in Group's authorized share capital. Shareholders of Group have the additional right to inspect Group's bye-laws, minutes of general meetings of shareholders and audited financial statements that must be presented to the annual general meeting of shareholders. The register of shareholders of Group also is open to inspection by shareholders and to members of the public without charge. Group is required to maintain its share register at its registered office in Bermuda. Group also maintains a branch register in the offices of its transfer agent in the U.S., which is open for public inspection as required under the Companies Act. Group is required to keep at its registered office a register of its directors and officers that is open for inspection by members of the public without charge. However, Bermuda law does not provide a general right for shareholders to inspect or obtain copies of any other corporate records. Under Delaware law, any shareholder may inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to that person's interest as a shareholder.

Shareholder's Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to bring an action in the name of Group to remedy a wrong done to Group where the act complained of is alleged to be beyond the corporate power of Group or illegal or would result in the violation of Group's memorandum of association or bye-laws. Furthermore, the court would give consideration to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of Group's shareholders than actually approved it. The winning party in an action of this type generally would be able to recover a portion of attorneys' fees incurred in connection with the action. Under Delaware law, class actions and derivative actions generally are available to stockholders for breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In these types of actions, the court has discretion to permit the winning party to recover its attorneys' fees.

<u>Limitation of Liability of Directors and Officers.</u> Group's bye-laws provide that Group and its shareholders waive all claims or rights of action that they might have, individually or in the right of the Company, against any director or officer for any act or failure to act in the performance of that director's or officer's duties. However, this waiver does not apply to claims or rights of action that arise out of fraud or dishonesty. This waiver may have the effect of barring claims arising under U.S. federal securities laws. Under Delaware law, a corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its stockholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock repurchases or stock redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, Delaware provisions would not be likely to bar claims arising under U.S. federal securities laws.

<u>Indemnification of Directors and Officers.</u> Group's bye-laws provide that Group shall indemnify its directors or officers to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by them by reason of any act done, concurred in or omitted in the conduct of Group's business or in the discharge of their duties. Under Bermuda law, this indemnification may not extend to any matter involving fraud or dishonesty of which a director or officer may be guilty in relation to the company, as determined in a final judgment or decree not subject to appeal. Under Delaware law, a corporation may indemnify a director or officer who becomes a party to an action, suit or proceeding because of his position as a director or officer if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) if the action or proceeding involves a criminal offense, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

<u>Enforcement of Civil Liabilities.</u> Group is organized under the laws of Bermuda. Some of its directors and officers may reside outside the U.S. A substantial portion of our assets are or may be located in jurisdictions outside the U.S. As a result, a person may not be able to affect service of process within the U.S. on directors and officers of Group and those experts who reside outside the U.S. A person also may not be able to recover against them or Group on judgments of U.S. courts or to obtain original judgments against them or Group in Bermuda courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

<u>Dividends.</u> Bermuda law does not allow a company to declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or that the realizable value of the company's assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The share capital account represents the aggregate par value of issued shares, and the share premium account represents the aggregate amount paid for issued shares over and above their par value. Under Delaware law, subject to any restrictions contained in a company's certificate of incorporation, a company may pay dividends out of the surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Surplus is the amount by which the net assets of a corporation exceed its stated capital. Delaware law also provides that dividends may not be paid out of net profits at any time when stated capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

RISKS RELATING TO TAXATION

If international tax laws change, our net income may be impacted.

The Organization for Economic Co-operation and Development ("OECD") and its member countries which includes the U.S., have been focusing for an extended period on issues related to the taxation of multinational corporations, such as the comprehensive plan set forth by the OECD to create an agreed set of international tax rules for preventing base erosion and profit shifting. Recently they agreed upon a broad framework for overhauling the taxation of multinational corporations that includes, among other things, profit reallocation rules and a 15% global minimum corporate income tax rate. These proposals, if implemented, could have an impact our net income and effective tax rate. Group and/or various Group companies may be subject to additional income taxes, which would reduce our net income.

If U.S. tax law changes, our net income may be impacted.

The 2017 TCJA addressed what some members of Congress had expressed concern about for several years, which was U.S. corporations moving their place of incorporation to low-tax jurisdictions to obtain a competitive advantage over domestic corporations that are subject to the U.S. corporate income tax rate of 21%. Specifically, it addressed their concern over a perceived competitive advantage that foreign-controlled insurers and reinsurers may have had over U.S. controlled insurers and reinsurers resulting from the purchase of reinsurance by U.S. insurers from affiliates operating in some foreign jurisdictions, including Bermuda. Such affiliated reinsurance transactions may subject the U.S. ceding companies to a Base Erosion and Anti-abuse Tax ("BEAT") of 10% from 2019 to 2025 and 12.5% thereafter which may exceed its regular income tax. In addition, new legislation as well as proposed and final regulations may further limit the ability of the Company to execute alternative capital balancing transactions with unrelated parties. This would further impact our net income and effective tax rate.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted. We have evaluated the tax provisions of the IRA, the most significant of which are the corporate alternative minimum tax and the share repurchase excise tax and do not expect the legislation to have a material impact on our results of operations. As the IRS issues additional guidance, we will evaluate any impact to our consolidated financial statements.

Group and/or Bermuda Re may be subject to U.S. corporate income tax, which would reduce our net income.

Bermuda Re. The income of Bermuda Re is a significant portion of our worldwide income from operations. We have established guidelines for the conduct of our operations that are designed to ensure that Bermuda Re is not engaged in the conduct of a trade or business in the U.S. Based on its compliance with those guidelines, we believe that Bermuda Re should not be required to pay U.S. corporate income tax, other than withholding tax on U.S. source dividend income. However, if the IRS were to successfully assert that Bermuda Re was engaged in a U.S. trade or business, Bermuda Re would be required to pay U.S. corporate income tax on all of its income and possibly the U.S. branch profits tax. However, if the IRS were to successfully assert that Bermuda Re was engaged in a U.S. trade or business, we believe the U.S.-Bermuda tax treaty would preclude the IRS from taxing Bermuda Re's income except to the extent that its income was attributable to a U.S. permanent establishment maintained by that subsidiary. We do not believe that Bermuda Re has a permanent establishment in the U.S. If the IRS were to successfully assert that Bermuda Re did have income attributable to a permanent establishment in the U.S., Bermuda Re would be subject to U.S. tax only on that income. This would reduce our net income.

Group. We conduct our operations in a manner designed to minimize our U.S. tax exposures. Based on our compliance with guidelines designed to ensure that we generate only immaterial amounts, if any, of income that is subject to the taxing jurisdiction of the U.S., we believe that we should be required to pay only immaterial amounts, if any, of U.S. corporate income tax, other than withholding tax on U.S. source dividend income. However, if the IRS successfully asserted that we had material amounts of income that was subject to the taxing jurisdiction of the U.S., we would be required to pay U.S. corporate income tax on that income, and possibly the U.S. branch profits tax. The imposition of such tax would reduce our net income. If Bermuda Re became subject to U.S. income tax on its income, or if we became subject to U.S. income tax, our income could also be subject to the U.S. branch profits tax. In that event, Group and Bermuda Re would be subject to taxation at a higher combined effective rate than if they were organized as U.S. corporations. The combined effect of the 21% U.S. corporate income tax rate and the 30% branch profits tax rate is a net tax rate of 44.7%. The imposition of these taxes would reduce our net income.

Group and/or Bermuda Re may become subject to Bermuda tax, which would reduce our net income.

Group and Bermuda Re are not subject to income or profits tax, withholding tax or capital gains taxes in Bermuda. Both companies have received an assurance from the Bermuda Minister of Finance under The Exempted Undertakings Tax Protection Amendment Act of 2011 to the effect that if any legislation is enacted in Bermuda that imposes any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then that tax will not apply to us or to any of our operations or our shares, debentures or other obligations until March 31, 2035. This assurance does not prevent the application of any of those taxes to persons ordinarily resident in Bermuda and does not prevent the imposition of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to any land leased to Group or Bermuda Re.

Our net income will be reduced if U.S. excise and withholding taxes are increased.

Reinsurance and insurance premiums paid to Bermuda Re with respect to risks located in the U.S. are subject to a U.S. federal excise tax of one percent. In addition, Bermuda Re is subject to federal excise tax on reinsurance and insurance premiums with respect to risks located in the U.S. In addition, Bermuda Re is subject to withholding tax on dividend income from U.S. sources. These taxes could increase, and other taxes could be imposed in the future on Bermuda Re's business, which would reduce our net income.

If U.S. tax law changes, our U.S. shareholders net income may be impacted.

<u>U.S. shareholders.</u> In January 2022, Treasury and the IRS released proposed regulations regarding the determination and inclusion of related-person insurance income (RPII). The regulations, if finalized without modifications, could cause RPII to be attributable to the Company's U.S. shareholders prospectively and therefore additional income tax. The imposition of such tax could reduce our U.S. shareholders return on investment in the Company. Our U.S. shareholders net income and tax liabilities might be increased, reducing their net income.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Everest Re's corporate offices are located in approximately 321,500 square feet of leased office space in Warren, New Jersey. Bermuda Re's corporate offices are located in approximately 12,300 total square feet of leased office space in Hamilton, Bermuda. The Company's other 24 locations occupy a total of approximately 271,200 square feet, all of which are leased.

ITEM 3.   LEGAL PROCEEDINGS

In the ordinary course of business, the Company is involved in lawsuits, arbitrations and other formal and informal dispute resolution procedures, the outcomes of which will determine the Company's rights and obligations under insurance and reinsurance agreements. In some disputes, the Company seeks to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Company is resisting attempts by others to collect funds or enforce alleged rights. These disputes arise from time to time and are ultimately resolved through both informal and formal means, including negotiated resolution, arbitration and litigation. In all such matters, the Company believes that its positions are legally and commercially reasonable. The Company considers the statuses of these proceedings when determining its reserves for unpaid loss and loss adjustment expenses.

Aside from litigation and arbitrations related to these insurance and reinsurance agreements, the Company is not a party to any other material litigation or arbitration.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information.
The common shares of Group trade on the New York Stock Exchange under the symbol, "RE". The quarterly high and low closing market prices of Group's common shares for the periods indicated were:

| | 2022 | | | | 2021 | | | |
	High		Low		High		Low	
First Quarter	$	304.72	$	267.35	$	255.97	$	211.08
Second Quarter		307.10		265.00		276.95		236.21
Third Quarter		285.67		245.79		273.68		236.68
Fourth Quarter		337.94		260.84		286.62		250.41

Number of Holders of Common Shares.
The number of record holders of common shares as of February 1, 2023 was 729. That number does not include the beneficial owners of shares held in "street" name or held through participants in depositories, such as The Depository Trust Company.

Dividend History and Restrictions.
The Board of Directors of the Company has an established policy of declaring regular quarterly cash dividends and has paid a regular quarterly dividend in each quarter since the fourth quarter of 1995. The Company declared and paid its quarterly cash dividend of $1.55 per share for the four quarters of 2021. The Company declared and paid its quarterly cash dividend of $1.55 per share for the first quarter of 2022 and paid its quarterly cash dividend of $1.65 per share for the remaining three quarters of 2022. On February 23, 2023, the Company's Board of Directors declared a dividend of $1.65 per share, payable on or before March 30, 2023 to shareholders of record on March 16, 2023.

The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's earnings, financial condition, business needs and growth objectives, capital and surplus requirements of its operating subsidiaries, regulatory restrictions, rating agency considerations and other factors. As an insurance holding company, the Company is partially dependent on dividends and other permitted payments from its subsidiaries to pay cash dividends to its shareholders. The payment of dividends to Group by Holdings and to Holdings by Everest Re is subject to Delaware regulatory restrictions and the payment of dividends to Group by Bermuda Re is subject to Bermuda insurance regulatory restrictions. See "Regulatory Matters – Dividends" and ITEM 8, "Financial Statements and Supplementary Data" - Note 14 of Notes to Consolidated Financial Statements.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities				
	(a)	(b)	(c)	(d)
Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
January 1 - 31, 2022	—	$ —	—	1,470,181
February 1 - 28, 2022	44,455	$ 299.5577	—	1,470,181
March 1 - 31, 2022	11,175	$ 269.9151	5,000	1,465,181
April 1 - 30, 2022	—	$ —	—	1,465,181
May 1 - 31, 2022	1,601	$ 276.8129	—	1,465,181
June 1 - 30, 2022	801	$ 270.2875	—	1,465,181
July 1 - 31, 2022	—	$ —	—	1,465,181
August 1 - 31, 2022	128,764	$ 252.6871	128,764	1,336,417
September 1 - 30, 2022	110,531	$ 252.6578	105,007	1,231,410
October 1 - 31, 2022	2,502	$ 256.7054	2,502	1,228,908
November 1 - 30, 2022	3,828	$ 321.1994	—	1,228,908
December 1 - 31, 2022	—	$ —	—	1,228,908
Total	303,657	$ —	241,273	1,228,908

(1) On May 22, 2020, the Company's executive committee of the Board of Directors approved an amendment to the share repurchase program authorizing the Company and/or its subsidiary Holdings, to purchase up to a current aggregate of 32.0 million of the Company's shares (recognizing that the number of shares authorized for repurchase has been reduced by those shares that have already been purchased) in open market transactions, privately negotiated transactions or both. As of December 31, 2022 the Company and/or its subsidiary Holdings have repurchased 30.8 million of the Company's shares.

Recent Sales of Unregistered Securities.

None.

Performance Graph.

The following Performance Graph compares cumulative total shareholder returns on the Common Shares (assuming reinvestment of dividends) from December 31, 2017 through December 31, 2022, with the cumulative total return of the Standard & Poor's 500 Index and the Standard & Poor's Insurance (Property and Casualty) Index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Everest Re Group, Ltd., the S&P 500 Index
and the S&P Property & Casualty Insurance Index

	12/17	12/18	12/19	12/20	12/21	12/22
Everest Re Group, Ltd.	100.00	100.73	131.11	113.99	136.61	168.99
S&P 500	100.00	95.62	125.72	148.85	191.58	156.89
S&P Property & Casualty Insurance	100.00	95.31	119.97	128.31	153.05	181.93

*$100 invested on 12/31/22 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6.   SELECTED FINANCIAL DATA

Information for Item 6 is not required pursuant to General Instruction I(2) of Form 10-K.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following is a discussion and analysis of our results of operations and financial condition for the years ended December 31, 2022 and 2021. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes, under ITEM 8 of this Form 10-K. Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, comparisons between 2020 and 2019 have been omitted from this Form 10-K but can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Form 10-K for the year ended December 31, 2020.

All comparisons in this discussion are to the corresponding prior year unless otherwise indicated.

Industry Conditions.
The worldwide reinsurance and insurance businesses are highly competitive, as well as cyclical by product and market. As such, financial results tend to fluctuate with periods of constrained availability, higher rates and stronger profits followed by periods of abundant capacity, lower rates and constrained profitability. Competition in the types of reinsurance and insurance business that we underwrite is based on many factors, including the perceived overall financial strength of the reinsurer or insurer, ratings of the reinsurer or insurer by A.M. Best and/or Standard & Poor's, underwriting expertise, the jurisdictions where the reinsurer or insurer is licensed or otherwise authorized, capacity and coverages offered, premiums charged, other terms and conditions of the reinsurance and insurance business offered, services offered, speed of claims payment and reputation and experience in lines written. Furthermore, the market impact from these competitive factors related to reinsurance and insurance is generally not consistent across lines of business, domestic and international geographical areas and distribution channels.

We compete in the U.S., Bermuda and international reinsurance and insurance markets with numerous global competitors. Our competitors include independent reinsurance and insurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain insurance companies, domestic and international underwriting operations, including underwriting syndicates at Lloyd's of London and certain government sponsored risk transfer vehicles. Some of these competitors have greater financial resources than we do and have established long term and continuing business relationships, which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and recently, the securitization of reinsurance and insurance risks through capital markets provide additional sources of potential reinsurance and insurance capacity and competition.

Worldwide insurance and reinsurance market conditions historically have been competitive. Generally, there is ample insurance and reinsurance capacity relative to demand, as well as additional capital from the capital markets through insurance linked financial instruments.   These financial instruments such as side cars, catastrophe bonds and collateralized reinsurance funds, provided capital markets with access to insurance and reinsurance risk exposure. The capital markets demand for these products is primarily driven by the desire to achieve greater risk diversification and potentially higher returns on their investments.   This competition generally has a negative impact on rates, terms and conditions; however, the impact varies widely by market and coverage. Based on recent competitive behaviors in the insurance and reinsurance industry, natural catastrophe events and the macroeconomic backdrop, there has been some dislocation in the market which we expect to have a positive impact on rates and terms and conditions, generally, though local market specificities can vary.

The increased frequency of catastrophe losses experienced throughout 2022 appears to be pressuring the increase of rates.   As business activity continues to regain strength after the pandemic and current macroeconomic uncertainty, rates appear to be firming in most lines of business, particularly in the casualty lines that had seen significant losses such as excess casualty and directors' and officers' liability. Other casualty lines are experiencing modest rate increase, while some lines such as workers' compensation were experiencing softer market conditions. It is too early to tell what the impact on pricing conditions will be, but it is likely to change depending on the line of business and geography.

Our capital position remains a source of strength, with high quality invested assets, significant liquidity and a low operating expense ratio. Our diversified global platform with its broad mix of products, distribution and geography is resilient.

The war in the Ukraine is ongoing and an evolving event. Economic and legal sanctions have been levied against Russia, specific named individuals and entities connected to the Russian government, as well as businesses located in the Russian Federation and/or owned by Russian nationals by numerous countries, including the United States. The significant political and economic uncertainty surrounding the war and associated sanctions have impacted economic and investment markets both within Russia and around the world. The Company has recorded $45 million of losses related to the Ukraine/Russia war during 2022.

Financial Summary.

We monitor and evaluate our overall performance based upon financial results. The following table displays a summary of the consolidated net income (loss), ratios and shareholders' equity for the periods indicated.

(Dollars in millions)	Years Ended December 31,			Percentage Increase/(Decrease)	
	2022	2021	2020	2022/2021	2021/2020
Gross written premiums	$ 13,952	$ 13,050	$ 10,482	6.9%	24.5%
Net written premiums	12,344	11,446	9,117	7.9%	25.5%
REVENUES:					
Premiums earned	$ 11,787	$ 10,406	$ 8,682	13.3%	19.9%
Net investment income	830	1,165	643	(28.8)%	81.3%
Net gains (losses) on investments	(455)	258	268	(276.4)%	-3.6%
Other income (expense)	(102)	37	7	NM	NM
Total revenues	12,060	11,866	9,598	1.6%	23.6%
CLAIMS AND EXPENSES:					
Incurred losses and loss adjustment expenses	8,100	7,391	6,551	9.6%	12.8%
Commission, brokerage, taxes and fees	2,528	2,209	1,873	14.5%	17.9%
Other underwriting expenses	682	583	511	17.0%	14.0%
Corporate expenses	61	68	41	(10.1)%	65.0%
Interest, fees and bond issue cost amortization expense	101	70	36	43.9%	93.1%
Total claims and expenses	11,472	10,321	9,013	11.2%	14.5%
INCOME (LOSS) BEFORE TAXES	588	1,546	585	(62.0)%	164.1%
Income tax expense (benefit)	(9)	167	71	(105.3)%	133.9%
NET INCOME (LOSS)	$ 597	$ 1,379	$ 514	(56.7)%	168.2%

				Point Change	
RATIOS:					
Loss ratio	68.7%	71.0%	75.5%	(2.3)	(4.5)
Commission and brokerage ratio	21.4%	21.2%	21.6%	0.2	(0.4)
Other underwriting expense ratio	5.8%	5.6%	5.8%	0.2	(0.2)
Combined ratio	96.0%	97.8%	102.9%	(1.8)	(5.1)

(Dollars in millions, except per share amounts)	At December 31,			Percentage Increase/(Decrease)	
	2022	2021	2020	2022/2021	2021/2020
Balance sheet data:					
Total investments and cash	$ 29,872	$ 29,673	$ 25,462	0.7%	16.5%
Total assets	39,966	38,185	32,712	4.7%	16.7%
Loss and loss adjustment expense reserves	22,065	19,009	16,322	16.1%	16.5%
Total debt	3,084	3,089	1,910	(0.2)%	61.7%
Total liabilities	31,525	28,046	22,985	12.4%	22.0%
Shareholders' equity	8,441	10,139	9,726	(16.8)%	4.2%
Book value per share	215.54	258.21	243.25	(16.5)%	6.2%

(NM, not meaningful)

(Some amounts may not reconcile due to rounding.)

Revenues.

<u>Premiums.</u> Gross written premiums increased by 6.9% to $14.0 billion in 2022, compared to $13.1 billion in 2021, reflecting a $653.4 million, or 16.4%, increase in our insurance business and a $248.8 million, or 2.7%, increase in our reinsurance business. The increase in insurance premiums reflects growth across most lines of business, particularly specialty casualty business and property/short tail business, driven by positive rate and exposure increases, new business and strong renewal retention. The increase in reinsurance premiums was primarily due to increases in casualty pro rata business and financial lines of business, partially offset by a decline in property pro rata business. Net written premiums increased by 7.9% to $12.3 billion in 2022, compared to $11.4 billion in 2021. The higher percentage increase in net written premiums compared to gross written premiums was primarily due to a reduction in business ceded to the segregated accounts of Mt. Logan Re during 2022 compared to 2021. Premiums earned increased by 13.3% to $11.8 billion in 2022, compared to $10.4 billion in 2021. The change in premiums earned relative to net written premiums was primarily the result of timing; premiums are earned ratably over the coverage period whereas written premiums are recorded at the initiation of the coverage period. Accordingly, the significant increase in gross written premiums from pro rata business during the latter half of 2021 contributed to the current year-to-date percentage increases in net earned premiums.

<u>Other Income (Expense).</u> We recorded other expense of $102 million and other income of $37 million in 2022 and 2021, respectively. The changes were primarily the result of fluctuations in foreign currency exchange rates. We recognized foreign currency exchange expense of $103 million in 2022 and foreign currency exchange income of $28 million in 2021.

Claims and Expenses.

Incurred Losses and Loss Adjustment Expenses. The following table presents our incurred losses and loss adjustment expenses ("LAE") for the periods indicated.

	Years Ended December 31,									
(Dollars in millions)	Current Year	Ratio %/ Pt Change		Prior Years	Ratio %/ Pt Change		Total Incurred	Ratio %/ Pt Change	
2022										
Attritional	$ 7,047	59.8%		$ (2)	—%		$ 7,045	59.8%	
Catastrophes	1,055	9.0%		—	—%		1,055	9.0%	
Total segment	$ 8,102	68.8%		$ (2)	—%		$ 8,100	68.7%	
2021										
Attritional	$ 6,265	60.2%		$ (9)	(0.1)%		$ 6,256	60.1%	
Catastrophes	1,135	10.9%		—	—%		1,135	10.9%	
Total segment	$ 7,400	71.1%		$ (9)	(0.1)%		$ 7,391	71.0%	
2020										
Attritional	$ 5,724	66.0%		$ 401	4.7%		$ 6,126	70.7%	
Catastrophes	425	4.9%		—	—%		425	4.9%	
Total segment	$ 6,150	70.9%		$ 401	4.7%		$ 6,551	75.5%	
Variance 2022/2021										
Attritional	$ 782	(0.4)	pts	$ 7	0.1	pts	$ 789	(0.3)	pts
Catastrophes	(80)	(1.9)	pts	—	—	pts	(80)	(1.9)	pts
Total segment	$ 702	(2.3)	pts	$ 7	0.1	pts	$ 709	(2.2)	pts
Variance 2021/2020										
Attritional	$ 541	(5.8)	pts	$ (411)	(4.8)	pts	$ 130	(10.6)	pts
Catastrophes	710	6.0	pts	—	—	pts	710	6.0	pts
Total segment	$ 1,251	0.2	pts	$ (411)	(4.8)	pts	$ 840	(4.6)	pts

(Some amounts may not reconcile due to rounding.)

Incurred losses and LAE increased by 9.6% to $8.1 billion in 2022, compared to $7.4 billion in 2021, primarily due to an increase of $782 million in current year attritional losses, partially offset by a decrease of $80 million in current year catastrophe losses. The increase in current year attritional losses was mainly due to the impact of the increase in premiums earned and $45 million of attritional losses incurred due to the Ukraine/Russia war. The current year catastrophe losses of $1.1 billion in 2022 related primarily to Hurricane Ian ($699 million), the 2022 Australia floods ($88 million), the 2022 Western Europe hailstorms ($69 million), the 2022 South Africa flood ($50 million), the 2022 Western Europe Convective Storm ($35 million), Hurricane Fiona ($27 million), the 2022 European storms ($21 million) and the 2022 Canada derecho ($21 million), with the remaining losses resulting from various storm events. The $1.1 billion of current year catastrophe losses in 2021 related primarily to Hurricane Ida ($460 million), the Texas winter storms ($294 million), the European floods ($242 million), the Canada drought loss ($80 million) and the Quad State tornadoes ($45 million) with the rest of the losses emanating from the South Africa riots and the 2021 Australia floods.

Catastrophe losses and loss expenses typically have a material effect on our incurred losses and loss adjustment expense results and can vary significantly from period to period. Losses from natural catastrophes contributed 9.0 percentage points to the combined ratio in 2022, compared with 10.9 percentage points in 2021. The Company has up to $350.0 million of catastrophe bond protection ("CAT Bond") that attaches at a $48.1 billion PCS Industry loss threshold. This recovery would be recognized on a pro-rata basis up to a $63.8 billion PCS Industry loss level. PCS's current industry estimate of $47.4 million is below the attachment point. The potential recovery under the CAT Bond is not included in the Company's estimate for Hurricane Ian but would provide significant downside protection should the industry loss estimate increase.

Commission, Brokerage, Taxes and Fees. Commission, brokerage, taxes and fees increased by 14.5% to $2.5 billion for the year ended December 31, 2022 compared to $2.2 billion for the year ended December 31, 2021. The increase was primarily due to the impact of the increases in premiums earned and changes in the mix of business.

Other Underwriting Expenses. Other underwriting expenses were $682 million and $583 million in 2022 and 2021, respectively. The increase in other underwriting expenses was mainly due to the impact of the increase in premiums earned as well as the continued build out of our insurance operations, including an expansion of the international insurance platform.

Corporate Expenses. Corporate expenses, which are general operating expenses that are not allocated to segments, were $61 million and $68 million for the years ended December 31, 2022 and 2021, respectively. The decrease from 2021 to 2022 was mainly due to a decrease in variable incentive compensation.

Interest, Fees and Bond Issue Cost Amortization Expense. Interest, fees and other bond amortization expense was $101 million and $70 million in 2022 and 2021, respectively. The increases were primarily due to the issuance of $1.0 billion of senior notes in October 2021. Interest expense was also impacted by the movements in the floating interest rate related to the long term subordinated notes, which is reset quarterly per the note agreement. The floating rate was 6.99% as of December 31, 2022 compared to 2.54% as of December 31, 2021.

Income Tax Expense (Benefit). We had income tax benefit of $9 million and income tax expense of $167 million in 2022 and 2021, respectively. Income tax expense is primarily a function of the geographic location of the Company's pre-tax income and the statutory tax rates in those jurisdictions. The effective tax rate ("ETR") is primarily affected by tax-exempt investment income, foreign tax credits and dividends. Variations in the ETR generally result from changes in the relative levels of pre-tax income, including the impact of catastrophe losses and net capital gains (losses), among jurisdictions with different tax rates.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted. We have evaluated the tax provisions of the IRA, the most significant of which are the corporate alternative minimum tax and the share repurchase excise tax and do not expect the legislation to have a material impact on our results of operations. As the IRS issues additional guidance, we will evaluate any impact to our consolidated financial statements.

Net Income (Loss).
Our net income was $597 million and $1.4 billion in 2022 and 2021, respectively. The change was primarily driven by the consolidated investment results explained below.

Ratios.
Our combined ratio decreased by 1.8 points to 96.0% in 2022, compared to 97.8% in 2021. The loss ratio component decreased by 2.3 points in 2022 over the same period last year mainly due to a decline $80 million in catastrophe losses. The commission and brokerage ratio components increased slightly to 21.4% in 2022 compared to 21.2% in 2021. The increase was mainly due to changes in the mix of business. The other underwriting expense ratios increased slightly to 5.8% in 2022 compared to 5.6% in 2021. These increases were mainly due to higher insurance operations costs.

Shareholders' Equity.
Shareholders' equity decreased by $1.7 billion to $8.4 billion at December 31, 2022 from $10.1 billion at December 31, 2021, principally as a result of $1.9 billion of unrealized depreciation on available for sale fixed maturity portfolio net of tax, $255 million of shareholder dividends, $77 million of net foreign currency translation adjustments, and the repurchase of 241,273 common shares for $61 million, partially offset by $597 million of net income.

Consolidated Investment Results

Net Investment Income.
Net investment income decreased by 28.8% to $830 million in 2022 compared with net investment income of $1.2 billion in 2021. The decrease was primarily the result of a decline of $490 million in limited partnership income, partially offset by an additional $181 million of income from fixed maturity investments. The limited partnership income primarily reflects decreases in their reported net asset values. As such, until these asset values are monetized and the resultant income is distributed, they are subject to future increases or decreases in the asset value, and the results may be volatile.

The following table shows the components of net investment income for the periods indicated.

		Years Ended December 31,	
(Dollars in millions)	2022	2021	2020
Fixed maturities	$ 742	$ 561	$ 542
Equity securities	16	17	19
Short-term investments and cash	28	1	5
Other invested assets			
Limited partnerships	75	565	113
Other	29	63	2
Gross investment income before adjustments	890	1,208	681
Funds held interest income (expense)	2	12	13
Future policy benefit reserve income (expense)	—	(1)	(1)
Gross investment income	892	1,219	692
Investment expenses	(62)	(54)	(50)
Net investment income	$ 830	$ 1,165	$ 643

(Some amounts may not reconcile due to rounding.)

The following tables show a comparison of various investment yields for the periods indicated.

	2022	2021	2020
Annualized pre-tax yield on average cash and invested assets	2.7%	4.4%	2.9%
Annualized after-tax yield on average cash and invested assets	2.3%	3.8%	2.5%
Annualized return on invested assets	1.2%	5.3 %	4.0 %

	2022	2021	2020
Fixed income portfolio total return	(5.9)%	0.5 %	6.3 %
Barclay's Capital - U.S. aggregate index	(13.0)%	(1.5)%	7.5 %
Common equity portfolio total return	(18.5)%	19.0 %	26.7 %
S&P 500 index	(18.1)%	28.7 %	18.4 %
Other invested asset portfolio total return	4.5 %	36.5 %	8.3 %

The pre-tax equivalent total return for the bond portfolio was approximately (5.9)% and 0.5%, respectively, in 2022 and 2021. The pre-tax equivalent return adjusts the yield on tax-exempt bonds to the fully taxable equivalent.

Our fixed income and equity portfolios have different compositions than the benchmark indexes. Our fixed income portfolios have a shorter duration because we align our investment portfolio with our liabilities. We also hold foreign securities to match our foreign liabilities while the index is comprised of only U.S. securities. Our equity portfolios reflect an emphasis on dividend yield and growth equities, while the index is comprised of the largest 500 equities by market capitalization.

Net Realized Capital Gains (Losses).
The following table presents the composition of our net realized capital gains (losses) for the periods indicated.

(Dollars in millions)	Years Ended December 31,			2022/2021	2021/2020
	2022	2021	2020	Variance	Variance
Realized gains (losses) from dispositions:					
Fixed maturity securities - available for sale:					
Gains	$ 40	$ 72	$ 80	$ (32)	$ (8)
Losses	(127)	(55)	(85)	(72)	27
Total	(87)	17	(5)	(104)	19
Equity securities:					
Gains	165	42	37	123	5
Losses	(53)	(15)	(46)	(38)	32
Total	112	28	(9)	85	37
Other Invested Assets					
Gains	18	10	8	8	2
Losses	(5)	(4)	(6)	(1)	2
Total	13	6	2	7	4
Short Term Investments					
Gains	—	—	1	—	(1)
Losses	—	—	—	—	—
Total	—	—	1	—	(1)
Total net realized gains (losses) from dispositions:					
Gains	223	124	126	99	(2)
Losses	(185)	(74)	(137)	(111)	63
Total	38	50	(11)	(12)	61
Allowance for credit losses:	(33)	(28)	(2)	(5)	(26)
Gains (losses) from fair value adjustments:					
Fixed maturities	—	—	2	—	(2)
Equity securities	(460)	236	279	(696)	(43)
Total	(460)	236	280	(696)	(45)
Total net gains (losses) on investments	$ (455)	$ 258	$ 268	$ (713)	$ (10)

(Some amounts may not reconcile due to rounding.)

Net gains (losses) on investments in 2022 primarily relate to net losses from fair value adjustments on equity securities in the amount of $460 million as a result of equity market declines in 2022. In addition, we realized $38 million of gains due to the disposition of investments and recorded an increase to the allowance for credit losses of $33 million primarily related to our direct holdings of Russian corporate fixed maturity securities.

Segment Results.
The Company manages its reinsurance and insurance operations as autonomous units and key strategic decisions are based on the aggregate operating results and projections for these segments of business.

The Reinsurance operation writes worldwide property and casualty reinsurance and specialty lines of business, on both a treaty and facultative basis, through reinsurance brokers, as well as directly with ceding companies. Business is written in the U.S., Bermuda, and Ireland offices, as well as, through branches in Canada, Singapore, the United Kingdom and Switzerland. The Insurance operation writes property and casualty insurance directly and through brokers, surplus lines brokers and general agents within the U.S., Bermuda, Canada, Europe, Singapore and South America through its offices in the U.S., Canada, Chile, Singapore, the United Kingdom, Ireland and branches located in the Netherlands, France, Germany and Spain.

These segments are managed independently, but conform with corporate guidelines with respect to pricing, risk management, control of aggregate catastrophe exposures, capital, investments and support operations. Management generally monitors and evaluates the financial performance of these operating segments based upon their underwriting results.

Underwriting results include earned premium less LAE incurred, commission and brokerage expenses and other underwriting expenses. We measure our underwriting results using ratios, in particular loss, commission and brokerage and other underwriting expense ratios, which, respectively, divide incurred losses, commissions and brokerage and other underwriting expenses by premiums earned.

The Company does not maintain separate balance sheet data for its operating segments. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data.

Our loss and LAE reserves are management's best estimate of our ultimate liability for unpaid claims. We re-evaluate our estimates on an ongoing basis, including all prior period reserves, taking into consideration all available information, and in particular, recently reported loss claim experience and trends related to prior periods. Such re-evaluations are recorded in incurred losses in the period in which re-evaluation is made.

The following discusses the underwriting results for each of our segments for the periods indicated.

Reinsurance.
The following table presents the underwriting results and ratios for the Reinsurance segment for the periods indicated.

(Dollars in millions)	Years Ended December 31,					2022/2021		2021/2020	
	2022		2021		2020	Variance	% Change	Variance	% Change
Gross written premiums	$	9,316	$	9,067	$ 7,282	$ 249	2.7%	$ 1,786	24.5%
Net written premiums		8,983		8,536	6,768	447	5.2%	1,768	26.1%
Premiums earned	$	8,663	$	7,758	$ 6,466	$ 905	11.7%	$ 1,291	20.0%
Incurred losses and LAE		5,997		5,556	4,933	441	7.9%	623	12.6%
Commission and brokerage		2,134		1,855	1,552	279	15.1%	302	19.5%
Other underwriting expenses		218		199	176	19	9.6%	23	13.3%
Underwriting gain (loss)	$	313	$	147	$ (195)	$ 166	112.6%	$ 343	175.4%

					Point Chg		Point Chg
Loss ratio	69.2%	71.6%	76.3%		(2.4)		(4.7)
Commission and brokerage ratio	24.6%	23.9%	24.0%		0.7		(0.1)
Other underwriting expense ratio	2.5%	2.6%	2.7%		(0.1)		(0.1)
Combined ratio	96.4%	98.1%	103.0%		(1.8)		(4.9)

(NM, not meaningful)
(Some amounts may not reconcile due to rounding.)

Premiums. Gross written premiums increased by 2.7% to $9.3 billion in 2022 from $9.1 billion in 2021, primarily due to increases in casualty pro rata business and financial lines of business, partially offset by a decline in property pro rata business. Net written premiums increased by 5.2% to $9.0 billion in 2022 compared to $8.5 billion in 2021. The higher percentage increase in net written premiums compared to gross written premiums mainly related to a reduction in business ceded to the segregated accounts of Mt. Logan Re in 2022 compared to 2021. Premiums earned increased by 11.7% to $8.7 billion in 2022, compared to $7.8 billion in 2021. The change in premiums earned relative to net written premiums is primarily the result of timing; premiums are earned ratably over the coverage period whereas written premiums are recorded at the initiation of the coverage period. Accordingly, the significant increases in gross written premiums from pro rata business during the latter half of 2021 contributed to the current year-to-date percentage increase in net earned premiums.

Incurred Losses and LAE. The following table presents the incurred losses and LAE for the Reinsurance segment for the periods indicated.

(Dollars in millions)	Current Year		Ratio %/ Pt Change	Prior Years		Ratio %/ Pt Change	Total Incurred		Ratio %/ Pt Change
2022									
Attritional	$	5,070	58.5%	$	(2)	—%	$	5,067	58.5%
Catastrophes		930	10.7%		—	—%		930	10.7%
Total segment	$	6,000	69.2%	$	(2)	—%	$	5,997	69.2%
2021									
Attritional	$	4,582	59.1%	$	(8)	(0.1)%	$	4,574	59.0%
Catastrophes		983	12.7%		—	—%		983	12.7%
Total segment	$	5,564	71.8%	$	(8)	(0.1)%	$	5,556	71.6%
2020									
Attritional	$	4,180	64.6%	$	397	6.1%	$	4,576	70.7%
Catastrophes		357	5.5%		—	—%		357	5.5%
Total segment	$	4,537	70.1%	$	397	6.1%	$	4,933	76.3%
Variance 2022/2021									
Attritional	$	488	(0.6) pts	$	6	0.1 pts	$	494	(0.5) pts
Catastrophes		(53)	(2.0) pts		—	— pts		(53)	(2.0) pts
Total segment	$	435	(2.6) pts	$	6	0.1 pts	$	441	(2.4) pts
Variance 2021/2020									
Attritional	$	402	(5.5) pts	$	(405)	(6.2) pts	$	(3)	(11.7) pts
Catastrophes		626	7.2 pts		—	— pts		626	7.2 pts
Total segment	$	1,028	1.7 pts	$	(405)	(6.2) pts	$	623	(4.5) pts

Years Ended December 31,

(Some amounts may not reconcile due to rounding.)

Incurred losses increased by 7.9% to $6.0 billion in 2022, compared to $5.6 billion in 2021. The increase was primarily due to an increase of $488 million in current year attritional losses, partially offset by a decrease of $53 million in current year catastrophe losses. The increase in current year attritional losses was mainly related to the impact of the increase in premiums earned and $45 million of attritional losses due to the Ukraine/Russia war. The current year catastrophe losses of $930 million in 2022 related primarily to Hurricane Ian ($599 million), the 2022 Australia floods ($88 million), the Western Europe hailstorms ($69 million), the 2022 South Africa flood ($50 million), the 2022 Western Europe Convective storm ($29 million), Hurricane Fiona ($22 million), the 2022 European storms ($21 million) and the 2022 Canada derecho ($21 million), with the remaining losses resulting from various storm events. The $983 million of current year catastrophe losses in 2021 related primarily to Hurricane Ida ($380 million), the Texas winter storms ($237 million), the European floods ($242 million), the Canada drought loss ($80 million) and the Quad state tornadoes ($30 million), with the rest of the losses emanating from the 2021 South Africa riots and the 2021 Australia floods.

Segment Expenses. Commission and brokerage expense increased by 15.1% to $2.1 billion in 2022 compared to $1.9 billion in 2021. The increase was mainly due to the impact of the increase in premiums earned and changes in the mix of business. Segment other underwriting expenses increased to $218 million in 2022 from $199 million in 2021. The increase was mainly due to the increase in written premium attributable to the planned expansion of the business.

Insurance.

The following table presents the underwriting results and ratios for the Insurance segment for the periods indicated.

(Dollars in millions)	Years Ended December 31,				2022/2021		2021/2020	
	2022	2021	2020		Variance	% Change	Variance	% Change
Gross written premiums	$ 4,636	$ 3,983	$ 3,201	$	653	16.4%	$ 782	24.4%
Net written premiums	3,361	2,910	2,349		451	15.5%	561	23.9%
Premiums earned	$ 3,124	$ 2,649	$ 2,215	$	475	17.9%	$ 434	19.6%
Incurred losses and LAE	2,103	1,835	1,617		268	14.6%	217	13.4%
Commission and brokerage	394	354	321		40	11.3%	33	10.4%
Other underwriting expenses	463	384	336		79	20.8%	48	14.3%
Underwriting gain (loss)	$ 164	$ 76	$ (58)	$	88	114.4%	$ 135	230.7%
						Point Chg		Point Chg
Loss ratio	67.3%	69.3%	73.0%			(2.0)		(3.7)
Commission and brokerage ratio	12.6%	13.4%	14.5%			(0.8)		(1.1)
Other underwriting expense ratio	14.8%	14.5%	15.1%			0.3		(0.6)
Combined ratio	94.8%	97.1%	102.6%			(2.5)		(5.5)

(Some amounts may not reconcile due to rounding.)

<u>Premiums.</u> Gross written premiums increased by 16.4% to $4.6 billion in 2022 compared to $4.0 billion in 2021. The increase in insurance premiums reflects growth across most lines of business, particularly specialty casualty and property/short tail business, driven by positive rate and exposure increases, new business and strong renewal retention. Net written premiums increased by 15.5% to $3.4 billion in 2022 compared to $2.9 billion in 2021, which is consistent with the percentage change in gross written premiums. Premiums earned increased 17.9% to $3.1 million in 2022 compared to $2.6 billion in 2021. The change in premiums earned relative to net written premiums is the result of timing; premiums are earned ratably over the coverage period whereas written premiums are recorded at the initiation of the coverage period. Accordingly, the significant increases in gross written premiums during the latter half of 2021 contributed to the current year-to-date percentage increase in net earned premiums.

Incurred Losses and LAE. The following table presents the incurred losses and LAE for the Insurance segment for the periods indicated.

(Dollars in millions)	Current Year	Ratio %/ Pt Change	Prior Years	Ratio %/ Pt Change	Total Incurred	Ratio %/ Pt Change
			Years Ended December 31,			
2022						
Attritional	$ 1,977	63.3%	$ 1	—%	$ 1,978	63.3%
Catastrophes	125	4.0%	—	—%	125	4.0%
Total segment	$ 2,102	67.3%	$ 1	—%	$ 2,103	67.3%
2021						
Attritional	$ 1,684	63.6%	$ (1)	—%	$ 1,682	63.6%
Catastrophes	153	5.8%	—	—%	153	5.8%
Total segment	$ 1,836	69.4%	$ (1)	—%	$ 1,835	69.3%
2020						
Attritional	$ 1,545	69.7%	$ 5	0.2%	$ 1,549	69.9%
Catastrophes	68	3.1%	—	—%	68	3.1%
Total segment	$ 1,613	72.8%	$ 5	0.2%	$ 1,617	73.0%
Variance 2022/2021						
Attritional	$ 293	(0.3) pts	$ 1	— pts	$ 294	(0.3) pts
Catastrophes	(28)	(1.8) pts	—	— pts	(28)	(1.8) pts
Total segment	$ 265	(2.1) pts	$ 1	— pts	$ 266	(2.0) pts
Variance 2021/2020						
Attritional	$ 139	(6.1) pts	$ (6)	(0.2) pts	$ 133	(6.3) pts
Catastrophes	85	2.7 pts	—	— pts	85	2.7 pts
Total segment	$ 223	(3.4) pts	$ (6)	(0.2) pts	$ 217	(3.7) pts

(Some amounts may not reconcile due to rounding.)

Incurred losses and LAE increased by 14.6% to $2.1 billion in 2022 compared to $1.8 billion in 2021. The increase was mainly due to an increase of $293 million in current year attritional losses, partially offset by a decrease in current year catastrophe losses of $28 million. The increase in current year attritional losses was primarily due to the impact of the increase in premiums earned. The current year catastrophe losses of $125 million primarily related to Hurricane Ian ($99 million), with the remaining losses resulting from various storm events. The $153 million of current year catastrophe losses in 2021 related to Hurricane Ida ($80 million), the Texas winter storms ($58 million) and the Quad State tornadoes ($15 million).

Segment Expenses. Commission and brokerage increased by 11.3% to $394 million in 2022 compared to $354 million in 2021. Segment other underwriting expenses increased to $463 million in 2022 compared to $384 million in 2021. These increases were mainly due to the impact of the increase in premiums earned and increased expenses related to the continued build out of the insurance business, including an expansion of the international insurance platform.

Critical Accounting Estimates

The following is a summary of the critical accounting estimates related to accounting estimates that (1) require management to make assumptions about highly uncertain matters and (2) could materially impact the consolidated financial statements if management made different assumptions.

Loss and LAE Reserves. Our most critical accounting estimate is the determination of our loss and LAE reserves. We maintain reserves equal to our estimated ultimate liability for losses and LAE for reported and unreported claims for our insurance and reinsurance businesses. Because reserves are based on estimates of ultimate losses and LAE by underwriting or accident year, we use a variety of statistical and actuarial techniques to monitor reserve adequacy over time, evaluate new information as it becomes known and adjust reserves whenever an adjustment appears warranted. We consider many factors when setting reserves including: (1) our exposure base and projected ultimate premiums earned; (2) our expected loss ratios by product and class of business, which are developed collaboratively by underwriters and actuaries; (3) actuarial methodologies and assumptions which analyze our loss reporting and payment experience, reports from ceding companies and historical trends, such as reserving patterns, loss payments and product mix; (4) current legal interpretations of coverage and liability; and (5) economic conditions. Our insurance and reinsurance loss and LAE reserves represent management's best estimate of our ultimate liability. Actual losses and LAE ultimately paid may deviate, perhaps substantially, from such reserves. Our net income (loss) will be impacted in a period in which the change in estimated ultimate losses and LAE is recorded. See also ITEM 8, "Financial Statements and Supplementary Data" - Note 1 of Notes to the Consolidated Financial Statements.

It is more difficult to accurately estimate loss reserves for reinsurance liabilities than for insurance liabilities. At December 31, 2022, we had reinsurance reserves of $16.1 billion, of which $278 million were loss reserves for A&E liabilities, and insurance loss reserves of $5.9 billion. A detailed discussion of additional considerations related to A&E exposures follows later in this section.

The detailed data required to evaluate ultimate losses for our insurance business is accumulated from our underwriting and claim systems. Reserving for reinsurance requires evaluation of loss information received from ceding companies. Ceding companies report losses to us in many forms dependent on the type of contract and the agreed or contractual reporting requirements. Generally, proportional/quota share contracts require the submission of a monthly/quarterly account, which includes premium and loss activity for the period with corresponding reserves as established by the ceding company. This information is recorded into our records. For certain proportional contracts, we may require a detailed loss report for claims that exceed a certain dollar threshold or relate to a particular type of loss. Excess of loss and facultative contracts generally require individual loss reporting with precautionary notices provided when a loss reaches a significant percentage of the attachment point of the contract or when certain causes of loss or types of injury occur. Our experienced claims staff handles individual loss reports and supporting claim information. Based on our evaluation of a claim, we may establish additional case reserves (ACRs) in addition to the case reserves reported by the ceding company. To ensure ceding companies are submitting required and accurate data, the Underwriting, Claim, Reinsurance Accounting and Internal Audit departments of the Company perform various reviews of our ceding companies, particularly larger ceding companies, including on-site audits of domestic ceding companies.

We sort both our reinsurance and insurance reserves into exposure groupings for actuarial analysis. We assign our business to exposure groupings so that the underlying exposures have reasonably homogeneous loss development characteristics and are large enough to facilitate credible estimation of ultimate losses. We periodically review our exposure groupings and we may change our groupings over time as our business changes. We currently use over 200 exposure groupings to develop our reserve estimates. One of the key selection characteristics for the exposure groupings is the historical duration of the claims settlement process. Business in which claims are reported and settled relatively quickly are commonly referred to as short tail lines, principally property lines. Casualty claims tend to take longer to be reported and settled and casualty lines are generally referred to as long tail lines. Our estimates of ultimate losses for shorter tail lines, with the exception of loss estimates for large catastrophic events, generally exhibit less volatility than those for the longer tail lines.

We use similar actuarial methodologies, such as expected loss ratio, chain ladder reserving methods and Bornhuetter-Ferguson, supplemented by judgment where appropriate, to estimate our ultimate losses and LAE for each exposure group. Although we use similar actuarial methodologies for both short tail and long tail lines, the faster reporting of experience for the short tail lines allows us to have greater confidence in our estimates of ultimate losses for short tail lines at an earlier stage than for long tail lines. As a result, we utilize, as well, exposure-based methods to estimate our ultimate losses for longer tail lines, especially for immature accident years. For both short and long tail lines, we supplement these general approaches with analytically based judgments. We cannot estimate losses from widespread catastrophic events, such as hurricanes and earthquakes, using traditional actuarial methods. We estimate losses for these types of events based on information derived from catastrophe models, quantitative and qualitative exposure analyses, reports and communications from ceding companies and development patterns for historically similar events. Due to the inherent uncertainty in estimating such losses, these estimates are subject to variability, which increases with the severity and complexity of the underlying event.

Our key actuarial assumptions contain no explicit provisions for reserve uncertainty nor do we supplement the actuarially determined reserves for uncertainty.

Our carried reserves at each reporting date are management's best estimate of ultimate unpaid losses and LAE at that date. We complete detailed reserve studies for each exposure group annually for our reinsurance and insurance operations. The completed annual reinsurance reserve studies are "rolled forward" for each accounting period until the subsequent reserve study is completed. Analyzing the roll-forward process involves comparing actual reported losses to expected losses based on the most recent reserve study. We analyze significant variances between actual and expected losses and also consider recent market, underwriting and management criteria to determine management's best estimate of ultimate unpaid losses and LAE. Management's best estimate is developed through collaboration with actuarial, underwriting, claims, legal and finance departments and culminates with the input of reserve committees. Each segment reserve committee includes the participation of the relevant parties from actuarial, finance, claims and segment senior management and has the responsibility for recommending and approving management's best estimate. Reserves are further reviewed by Everest's Chief Reserving Actuary and senior management. The objective of such process is to determine a single best estimate viewed by management to be the best estimate of its ultimate loss liability. As a result of these additional factors, in some instances the selected reserve level may be higher or lower than the actuarial indicated estimate.

Given the inherent variability in our loss reserves, we have developed an estimated range of possible gross reserve levels. A table of ranges by segment, accompanied by commentary on potential and historical variability, is included in "Financial Condition - Loss and LAE Reserves". The ranges are statistically developed using the exposure groups used in the reserve estimation process and aggregated to the segment level. For each exposure group, our actuaries calculate a range for each accident year based principally on two variables. The first is the historical changes in losses and LAE incurred but not reported ("IBNR") for each accident year over time; the second is volatility of each accident year's held reserves related to estimated ultimate losses, also over time. Both are measured at various ages from the end of the accident year through the final payout of the year's losses. Ranges are developed for the exposure groups using statistical methods to adjust for diversification; the ranges for the exposure groups are aggregated to the segment level, likewise, with an adjustment for diversification. Our estimates of our reserve variability may not be comparable to those of other companies because there are no consistently applied actuarial or accounting standards governing such presentations. Our recorded reserves reflect our best point estimate of our liabilities and our actuarial methodologies focus on developing such point estimates. We calculate the ranges subsequently, based on the historical variability of such reserves.

Asbestos and Environmental Exposures. We continue to receive claims under expired insurance and reinsurance contracts asserting injuries and/or damages relating to or resulting from environmental pollution and hazardous substances, including asbestos. Environmental claims typically assert liability for (a) the mitigation or remediation of environmental contamination or (b) bodily injury or property damage caused by the release of hazardous substances into the land, air or water. Asbestos claims typically assert liability for bodily injury from exposure to asbestos or for property damage resulting from asbestos or products containing asbestos.

Our reserves include an estimate of our ultimate liability for A&E claims. There are significant uncertainties surrounding our estimates of our potential losses from A&E claims. Among the uncertainties are: (a) potentially long waiting periods between exposure and manifestation of any bodily injury or property damage; (b) difficulty in identifying sources of asbestos or environmental contamination; (c) difficulty in properly allocating responsibility and/or liability for asbestos or environmental damage; (d) changes in underlying laws and judicial interpretation of those laws; (e) the potential for an asbestos or environmental claim to involve many insurance providers over many policy periods; (f) questions concerning interpretation and application of insurance and reinsurance coverage; and (g) uncertainty regarding the number and identity of insureds with potential asbestos or environmental exposure.

Due to the uncertainties discussed above, the ultimate losses attributable to A&E, and particularly asbestos, may be subject to more variability than are non-A&E reserves and such variation could have a material adverse effect on our financial condition, results of operations and/or cash flows. See also ITEM 8, "Financial Statements and Supplementary Data" - Notes 1 and 3 of Notes to the Consolidated Financial Statements.

Reinsurance Recoverables. We have purchased reinsurance to reduce our exposure to adverse claim experience, large claims and catastrophic loss occurrences. Our ceded reinsurance provides for recovery from reinsurers of a portion of losses and loss expenses under certain circumstances. Such reinsurance does not relieve us of our obligation to our policyholders. In the event our reinsurers are unable to meet their obligations under these agreements or are able to successfully challenge losses ceded by us under the contracts, we will not be able to realize the full value of the reinsurance recoverable balance. In some cases, we may hold full or partial collateral for the receivable, including letters of credit, trust assets and cash. Additionally, creditworthy foreign reinsurers of business written in the U.S., as well as capital markets' reinsurance mechanisms, are generally required to secure their obligations. We have established reserves for uncollectible balances based on our assessment of the collectability of the outstanding balances. The allowance for uncollectible reinsurance reflects management's best estimate of reinsurance cessions that may be uncollectible in the future due to reinsurers' unwillingness or inability to pay. The allowance for uncollectible reinsurance comprises an allowance and an allowance for disputed balances. Based on this analysis, the Company may adjust the allowance for uncollectible reinsurance or charge off reinsurer balances that are determined to be uncollectible.

Due to the inherent uncertainties as to collection and the length of time before reinsurance recoverable become due, it is possible that future adjustments to the Company's reinsurance recoverable, net of the allowance, could be required, which could have a material adverse effect on the Company's consolidated results of operations or cash flows in a particular quarter or annual period.

The allowance is estimated as the amount of reinsurance recoverable exposed to loss multiplied by estimated factors for the probability of default. The reinsurance recoverable exposed is the amount of reinsurance recoverable net of collateral and other offsets, considering the nature of the collateral, potential future changes in collateral values, and historical loss information for the type of collateral obtained. The probability of default factors are historical insurer and reinsurer defaults for liabilities with similar durations to the reinsured liabilities as estimated through multiple economic cycles. Credit ratings are forward-looking and consider a variety of economic outcomes. The Company's evaluation of the required allowance for reinsurance recoverable considers the current economic environment as well as macroeconomic scenarios.

The Company records credit loss expenses related to reinsurance recoverable in Incurred losses and loss adjustment expenses in the Company's consolidated statements of operations and comprehensive income (loss). Write-offs of reinsurance recoverable and any related allowance are recorded in the period in which the balance is deemed uncollectible.

Premiums Written and Earned. Premiums written by us are earned ratably over the coverage periods of the related insurance and reinsurance contracts. We establish unearned premium reserves to cover the unexpired portion of each contract. Such reserves, for assumed reinsurance, are computed using pro rata methods based on statistical data received from ceding companies. Premiums earned, and the related costs, which have not yet been reported to us, are estimated and accrued. Because of the inherent lag in the reporting of written and earned premiums by our ceding companies, we use standard accepted actuarial methodologies to estimate earned but not reported premium at each financial reporting date. These earned but not reported premiums are combined with reported earned premiums to comprise our total premiums earned for determination of our incurred losses and loss and LAE reserves. Commission expense and incurred losses related to the change in earned but not reported premium are included in current period company and segment financial results. See also ITEM 8, "Financial Statements and Supplementary Data" - Note 1 of Notes to the Consolidated Financial Statements.

The following table displays the estimated components of net earned but not reported premiums by segment for the periods indicated.

	At December 31,					
(Dollars in millions)	2022		2021		2020	
Reinsurance	$	2,255	$	2,055	$	1,774
Insurance		—		—		—
Total	$	2,255	$	2,055	$	1,774

(Some amounts may not reconcile due to rounding.)

Investment Valuation. Our fixed income investments are classified for accounting purposes as either available for sale or held to maturity. The available for sale fixed maturity securities are carried at fair value and the held to maturity fixed maturity portfolio is carried at amortized cost, net of current expected credit allowance on our consolidated balance sheets. Our equity securities are all carried at fair value. Most securities we own are traded on national exchanges where market values are readily available. Some of our commercial mortgage-backed securities ("CMBS") are valued using cash flow models and risk-adjusted discount rates. We hold some privately placed securities, less than 10% of the portfolio, that are either valued by investment advisors or the Company. In some instances, values provided by an investment advisor are supported with opinions from qualified independent third parties. The Company has procedures in place to review the values received from its investment advisors. At December 31, 2022 and 2021, our investment portfolio included $3.8 billion and $2.6 billion, respectively, of limited partnership investments whose values are reported pursuant to the equity method of accounting. We carry these investments at values provided by the managements of the limited partnerships and due to inherent reporting lags, the carrying values are based on values with "as of" dates from one month to one quarter prior to our financial statement date.

At December 31, 2022, we had net unrealized losses on our available for sale fixed maturity securities, net of tax, of $1.7 billion compared to net unrealized gains on our available for sale fixed maturity securities, net of tax, of $239 million at December 31, 2021. Gains (losses) from market fluctuations on available for sale fixed maturity securities at fair value are reflected as accumulated other comprehensive income (loss) in the consolidated balance sheets. Market value declines for available for sale fixed income portfolio, which are considered credit related, are reflected in our consolidated statements of operations and comprehensive income (loss), as realized capital losses. We consider many factors when determining whether a market value decline is credit related, including: (1) we have no intent to sell and, more likely than not, will not be required to sell prior to recovery, (2) the length of time the market value has been below book value, (3) the credit strength of the issuer, (4) the issuer's market sector, (5) the length of time to maturity and (6) for asset-backed securities, changes in prepayments, credit enhancements and underlying default rates. If management's assessments change in the future, we may ultimately record a realized loss after management originally concluded that the decline in value was temporary.

Fixed maturity securities designated as held to maturity consist of debt securities for which the Company has both the positive intent and ability to hold to maturity or redemption and are reported at amortized cost, net of the current expected credit loss allowance. Interest income for fixed maturity securities held to maturity is determined in the same manner as interest income for fixed maturity securities available for sale. The Company evaluates fixed maturity securities classified as held to maturity for current expected credit losses utilizing risk characteristics of each security, including credit rating, remaining time to maturity, adjusted for prepayment considerations, and subordination level, and applying default and recovery rates, which include the incorporation of historical credit loss experience and macroeconomic forecasts, to develop an estimate of current expected credit losses.

See also ITEM 8, "Financial Statements and Supplementary Data" - Note 1 of Notes to the Consolidated Financial Statements.

FINANCIAL CONDITION

<u>Investments.</u> Total investments were $28.5 billion at December 31, 2022, an increase of $241 million compared to $28.2 billion at December 31, 2021. The rise in investments was primarily related to an increase in other invested assets, partially offset by a decline in equity securities. The increase in other invested assets was due to the inclusion of assets held for the implementation of a Company Owned Life Insurance ("COLI") program in the fourth quarter of 2022. A portion of the equity securities portfolio was sold in order to invest in the COLI assets which accounted for the decline in equity securities.

The Company's limited partnership investments are comprised of limited partnerships that invest in private equity, private credit and private real estate. Generally, the limited partnerships are reported on a month or quarter lag. We receive annual audited financial statements for all of the limited partnerships which are prepared using fair value accounting in accordance with FASB guidance. For the quarterly reports, the Company reviews the financial reports for any unusual changes in carrying value. If the Company becomes aware of a significant decline in value during the lag reporting period, the loss will be recorded in the period in which the Company identifies the decline.

The table below summarizes the composition and characteristics of our investment portfolio as of the dates indicated.

| | At December 31, | |
	2022	2021
Fixed income portfolio duration (years)	3.1	3.2
Fixed income composite credit quality	A+	A+

<u>Reinsurance Recoverables.</u>
Reinsurance recoverables for both paid and unpaid losses totaled $2.2 billion at December 31, 2022 and $2.1 billion at December 31, 2021. At December 31, 2022, $520 million, or 23.2%, was recoverable from Mt. Logan Re collateralized segregated accounts; $283 million, or 12.6%, was recoverable from Munich Re and $148 million, or 6.6%, was recoverable from Endurance Re. No other retrocessionaire accounted for more than 5% of our recoverables.

<u>Loss and LAE Reserves.</u> Gross loss and LAE reserves totaled $22.1 billion and $19.0 billion at December 31, 2022 and 2021, respectively.

The following tables summarize gross outstanding loss and LAE reserves by segment, classified by case reserves and IBNR reserves, for the periods indicated.

		At December 31, 2022		
(Dollars in millions)	Case Reserves	IBNR Reserves	Total Reserves	% of Total
Reinsurance	$ 6,045	$ 9,818	$ 15,862	71.9%
Insurance	1,863	4,062	5,925	26.9%
Total excluding A&E	7,908	13,880	21,787	98.7%
A&E	138	140	278	1.3%
Total including A&E	$ 8,046	$ 14,019	$ 22,065	100.0%

(Some amounts may not reconcile due to rounding.)

		At December 31, 2021		
(Dollars in millions)	Case Reserves	IBNR Reserves	Total Reserves	% of Total
Reinsurance	$ 5,415	$ 8,312	$ 13,727	72.2%
Insurance	1,546	3,562	5,109	26.9%
Total excluding A&E	6,961	11,875	18,836	99.1%
A&E	164	10	174	0.9%
Total including A&E	$ 7,125	$ 11,885	$ 19,009	100.0%

(Some amounts may not reconcile due to rounding.)

Changes in premiums earned and business mix, reserve re-estimations, catastrophe losses and changes in catastrophe loss reserves and claim settlement activity all impact loss and LAE reserves by segment and in total.

Our carried loss and LAE reserves represent management's best estimate of our ultimate liability for unpaid claims. We continuously re-evaluate our reserves, including re-estimates of prior period reserves, taking into consideration all available information and, in particular, newly reported loss and claim experience. Changes in reserves resulting from such re-evaluations are reflected in incurred losses in the period when the re-evaluation is made. Our analytical methods and processes operate at multiple levels including individual contracts, groupings of like contracts, classes and lines of business, internal business units, segments, accident years, legal entities, and in the aggregate. In order to set appropriate reserves, we make qualitative and quantitative analyses and judgments at these various levels. We utilize actuarial science, business expertise and management judgment in a manner intended to ensure the accuracy and consistency of our reserving practices. Management's best estimate is developed through collaboration with actuarial, underwriting, claims, legal and finance departments and culminates with the input of reserve committees. Each segment reserve committee includes the participation of the relevant parties from actuarial, finance, claims and segment senior management and has the responsibility for recommending and approving management's best estimate. Reserves are further reviewed by Everest's Chief Reserving Actuary and senior management. The objective of such process is to determine a single best estimate viewed by management to be the best estimate of its ultimate loss liability. Nevertheless, our reserves are estimates, which are subject to variation, which may be significant.

There can be no assurance that reserves for, and losses from, claim obligations will not increase in the future, possibly by a material amount. However, we believe that our existing reserves and reserving methodologies lessen the probability that any such increase would have a material adverse effect on our financial condition, results of operations or cash flows.

We have included ranges for loss reserve estimates determined by our actuaries, which have been developed through a combination of objective and subjective criteria. Our presentation of this information may not be directly comparable to similar presentations of other companies as there are no consistently applied actuarial or accounting standards governing such presentations. Our recorded reserves are an aggregation of our best point estimates for approximately 200 reserve groups and reflect our best point estimate of our liabilities. Our actuarial methodologies develop point estimates rather than ranges and the ranges are developed subsequently based upon historical and prospective variability measures.

The following table below represents the reserve levels and ranges for each of our business segments for the period indicated.

	Outstanding Reserves and Ranges By Segment (1)				
	At December 31, 2022				
	As	Low	Low	High	High
(Dollars in millions)	Reported	Range %	Range	Range %	Range
Gross Reserves By Segment					
Reinsurance	$ 15,862	-7.4%	$ 14,689	7.8%	$ 17,095
Insurance	5,925	-9.9%	5,340	10.8%	6,565
Total Gross Reserves (excluding A&E)	21,787	-8.1%	20,029	8.6%	23,660
A&E (All Segments)	278	-22.9%	214	22.7%	341
Total Gross Reserves	$ 22,065	-8.3%	20,243	8.8%	24,001

(Some amounts may not reconcile due to rounding.)

_____

(1)   There can be no assurance that reserves will not ultimately exceed the indicated ranges requiring additional income (loss) statement expense.

Depending on the specific segment, the range derived for the loss reserves, excluding reserves for A&E exposures, ranges from minus 7.4% to minus 9.9% for the low range and from plus 7.8% to plus 10.8% for the high range. Both the higher and lower ranges are associated with the Insurance segment. The size of the range is dependent upon the level of confidence associated with the reserve estimates.   Within each range, management's best estimate of loss reserves is based upon the point estimate derived by our actuaries in detailed reserve studies. Such ranges are necessarily subjective due to the lack of generally accepted actuarial standards with respect to their development. There can be no assurance that our claim obligations will not vary outside of these ranges.

Additional losses, including those relating to latent injuries, and other exposures, which are as yet unrecognized, the type or magnitude of which cannot be foreseen by us or the reinsurance and insurance industry generally, may emerge in the future. Such future emergence, to the extent not covered by existing retrocessional contracts, could have material adverse effects on our future financial condition, results of operations and cash flows.

Asbestos and Environmental Exposures. A&E exposures represent a separate exposure group for monitoring and evaluating reserve adequacy.

With respect to asbestos only, at December 31, 2022, we had net asbestos loss reserves of $233 million, or 90.5%, of total net A&E reserves, all of which was for assumed business.

See Note 3 of Notes to Consolidated Financial Statements for a summary of Asbestos and Environmental Exposures.

Ultimate loss projections for A&E liabilities cannot be accomplished using standard actuarial techniques. We believe that our A&E reserves represent management's best estimate of the ultimate liability; however, there can be no assurance that ultimate loss payments will not exceed such reserves, perhaps by a significant amount.

Industry analysts use the "survival ratio" to compare the A&E reserves among companies with such liabilities. The survival ratio is typically calculated by dividing a company's current net reserves by the three year average of annual paid losses. Hence, the survival ratio equals the number of years that it would take to exhaust the current reserves if future loss payments were to continue at historical levels. Using this measurement, our net three year asbestos survival ratio was 6.9 years at December 31, 2022. These metrics can be skewed by individual large settlements occurring in the prior three years and therefore, may not be indicative of the timing of future payments.

LIQUIDITY AND CAPITAL RESOURCES

<u>Capital.</u> Shareholders' equity at December 31, 2022 and December 31, 2021 was $8.4 billion and $10.1 billion, respectively. Management's objective in managing capital is to ensure its overall capital level, as well as the capital levels of its operating subsidiaries, exceed the amounts required by regulators, the amount needed to support our current financial strength ratings from rating agencies and our own economic capital models. The Company's capital has historically exceeded these benchmark levels.

Our two main operating companies Bermuda Re and Everest Re are regulated by the Bermuda Monetary Authority ("BMA") and the State of Delaware, Department of Insurance, respectively. Both regulatory bodies have their own capital adequacy models based on statutory capital as opposed to GAAP basis equity. Failure to meet the required statutory capital levels could result in various regulatory restrictions, including business activity and the payment of dividends to their parent companies.

The regulatory targeted capital and the actual statutory capital for Bermuda Re and Everest Re were as follows:

| | Bermuda Re [1] | | Everest Re [2] | |
| | At December 31, | | At December 31, | |
(Dollars in millions)	2022 [3]	2021	2022	2021
Regulatory targeted capital	$ —	$ 2,169	$ 3,353	$ 2,960
Actual capital	$ 2,759	$ 3,184	$ 5,553	$ 5,717

[1] Regulatory targeted capital represents the target capital level from the applicable year's BSCR calculation.
[2] Regulatory targeted capital represents 200% of the RBC authorized control level calculation for the applicable year.
[3] The 2022 BSCR calculation is not yet due to be completed; however, the Company anticipates that Bermuda Re's December 31, 2022 actual capital will exceed the targeted capital level.

Our financial strength ratings as determined by A.M. Best, Moody's and Standard & Poor's are important as they provide our customers and investors with an independent assessment of our financial strength using a rating scale that provides for relative comparisons. We continue to possess significant financial flexibility and access to debt and equity markets as a result of our financial strength, as evidenced by the financial strength ratings as assigned by independent rating agencies. See also ITEM 1, Business – "Financial Strength Ratings".

We maintain our own economic capital models to monitor and project our overall capital, as well as, the capital at our operating subsidiaries. A key input to the economic models is projected income and this input is continually compared to actual results, which may require a change in the capital strategy.

In 2022, we repurchased 241,273 shares for $61 million in the open market and paid $255 million in dividends. During 2021, we repurchased 887,622 shares for $225 million in the open market and paid $247 million in dividends. We may at times enter into a Rule 10b5-1 repurchase plan agreement to facilitate the repurchase of shares. On May 22, 2020, our existing Board authorization to purchase up to 30 million of our shares was amended to authorize the purchase of up to 32 million shares. As of December 31, 2022, we had repurchased 30.8 million shares under this authorization.

We repurchased $6 million of our long term subordinated notes during the third quarter of 2022 and recognized a gain of $1 million on the repurchase. We may continue, from time to time, to seek to retire portions of our outstanding debt securities through cash repurchases, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will be subject to and depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material.

On October 7, 2020, we issued an additional $1.0 billion of 30 year senior notes with an interest coupon rate of 3.5%. These senior notes will mature on October 15, 2050 and will pay interest semi-annually.

On October 4, 2021, we issued an additional $1.0 billion of 31 year senior notes with an interest coupon rate of 3.125%. These senior notes will mature on October 15, 2052 and will pay interest semi-annually.

Liquidity. Our liquidity requirements are generally met from positive cash flow from operations. Positive cash flow results from reinsurance and insurance premiums being collected prior to disbursements for claims, which disbursements generally take place over an extended period after the collection of premiums, sometimes a period of many years. Collected premiums are generally invested, prior to their use in such disbursements, and investment income provides additional funding for loss payments. Our net cash flows from operating activities were $3.7 billion and $3.8 billion for the years ended December 31, 2022 and 2021, respectively. Additionally, these cash flows reflected net catastrophe loss payments of $677 million and $834 million for the years ended December 31, 2022 and 2021, respectively and net tax payments of $171 million and $98 million for the years ended December 31, 2022 and 2021, respectively.

If disbursements for claims and benefits, policy acquisition costs and other operating expenses were to exceed premium inflows, cash flow from reinsurance and insurance operations would be negative. The effect on cash flow from insurance operations would be partially offset by cash flow from investment income. Additionally, cash inflows from investment maturities - both short-term investments and longer term maturities are available to supplement other operating cash flows. We do not expect to supplement negative insurance operations cash flows from investment dispositions.

As the timing of payments for claims and benefits cannot be predicted with certainty, we maintain portfolios of long term invested assets with varying maturities, along with short-term investments that provide additional liquidity for payment of claims. At December 31, 2022 and December 31, 2021, we held cash and short-term investments of $2.4 billion and $2.6 billion, respectively. Our short-term investments are generally readily marketable and can be converted to cash. In addition to these cash and short-term investments, at December 31, 2022, we had $1.3 billion of available for sale fixed maturity securities maturing within one year or less, $7.5 billion maturing within one to five years and $5.3 billion maturing after five years. Our $281 million of equity securities are comprised primarily of publicly traded securities that can be easily liquidated. We believe that these fixed maturity and equity securities, in conjunction with the short-term investments and positive cash flow from operations, provide ample sources of liquidity for the expected payment of losses in the near future. We do not anticipate selling a significant amount of securities or using available credit facilities to pay losses and LAE but have the ability to do so. Sales of securities might result in realized capital gains or losses. At December 31, 2022 we had $1.9 billion of net pre-tax unrealized depreciation related to available for sale fixed maturity securities, comprised of $2.0 billion of pre-tax unrealized depreciation and $81 million of pre-tax unrealized appreciation.

Management generally expects annual positive cash flow from operations, which reflects the strength of overall pricing. However, given the recent set of catastrophic events, cash flow from operations may decline and could become negative in the near term as significant claim payments are made related to the catastrophes. However, as indicated above, the Company has ample liquidity to settle its catastrophe claims and/or any payments due for its catastrophe bond program.

In addition to our cash flows from operations and liquid investments, we also have multiple active credit facilities that provide commitments of up to $1.5 billion of collateralized standby letters of credit to support business written by our Bermuda operating subsidiaries. In addition, the Company has the ability to request access to an additional $440 million of uncommitted credit facilities, which would require approval from the applicable lender. There is no guarantee the uncommitted capacity will be available to us on a future date. See Note 5 – Credit Facilities for further details.

Exposure to Catastrophes. Like other insurance and reinsurance companies, we are exposed to multiple insured losses arising out of a single occurrence, whether a natural event, such as a hurricane or an earthquake, or other catastrophe, such as an explosion at a major factory. A large catastrophic event can be expected to generate insured losses to multiple reinsurance treaties, facultative certificates and direct insurance policies across various lines of business.

We focus on potential losses that could result from any single event, or series of events as part of our evaluation and monitoring of our aggregate exposures to catastrophic events. Accordingly, we employ various techniques to estimate the amount of loss we could sustain from any single catastrophic event or series of events in various geographic areas. These techniques range from deterministic approaches, such as tracking aggregate limits exposed in catastrophe-prone zones and applying reasonable damage factors, to modeled approaches that attempt to scientifically measure catastrophe loss exposure using sophisticated Monte Carlo simulation techniques that forecast frequency and severity of potential losses on a probabilistic basis.

No single computer model or group of models is currently capable of projecting the amount and probability of loss in all global geographic regions in which we conduct business. In addition, the form, quality and granularity of underwriting exposure data furnished by (re)insureds is not uniformly compatible with the data requirements for our licensed models, which adds to the inherent imprecision in the potential loss projections. Further, the results from multiple models and analytical methods must be combined to estimate potential losses by and across business units. Also, while most models have been updated to incorporate claims information from recent catastrophic events, catastrophe model projections are still inherently imprecise. In addition, uncertainties with respect to future climatic patterns and cycles could add further uncertainty to loss projections from models based on historical data.

Nevertheless, when combined with traditional risk management techniques and sound underwriting judgment, catastrophe models are a useful tool for underwriters to price catastrophe exposed risks and for providing management with quantitative analyses with which to monitor and manage catastrophic risk exposures by zone and across zones for individual and multiple events.

Projected catastrophe losses are generally summarized in terms of the PML. We define PML as our anticipated loss, taking into account contract terms and limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a hurricane or earthquake. The PML will vary depending upon the modeled simulated losses and the make-up of the in force book of business. The projected severity levels are described in terms of "return periods", such as "100-year events" and "250-year events". For example, a 100-year PML is the estimated loss to the current in-force portfolio from a single event which has a 1% probability of being exceeded in a twelve month period. In other words, it corresponds to a 99% probability that the loss from a single event will fall below the indicated PML. It is important to note that PMLs are estimates. Modeled events are hypothetical events produced by a stochastic model. As a result, there can be no assurance that any actual event will align with the modeled event or that actual losses from events similar to the modeled events will not vary materially from the modeled event PML.

From an enterprise risk management perspective, management sets limits on the levels of catastrophe loss exposure we may underwrite. The limits are revised periodically based on a variety of factors, including but not limited to our financial resources and expected earnings and risk/reward analyses of the business being underwritten.

Management estimates that the projected net economic loss from its largest 100-year event in a given zone is to an Earthquake event affecting California which represents approximately 6.9% of its December 31, 2022 shareholders' equity. Economic loss is the PML exposure, net of third party reinsurance including catastrophe industry loss warranty cover, reduced by estimated reinstatement premiums to renew coverage and estimated income taxes. The impact of income taxes on the PML depends on the distribution of the losses by corporate entity, which is also affected by inter-affiliate reinsurance. Management also monitors and controls its largest PMLs at multiple points along the loss distribution curve, such as loss amounts at the 20, 50, 100, 250, and 500 year return periods. This process enables management to identify and control exposure accumulations and to integrate such exposures into enterprise risk, underwriting and capital management decisions.

Our catastrophe loss projections, segmented by risk zones, are updated quarterly and reviewed as part of a formal risk management review process.

We believe that our greatest worldwide 1 in 100 year exposure to a single catastrophic event is to a hurricane event affecting Southeast U.S., where we estimate we have a PML exposure, net of third party reinsurance including catastrophe industry loss warranty cover, of $878 million. See also table under ITEM 1, "Business - Risk Management of Underwriting and Retrocession Arrangements".

If such a single catastrophe loss were to occur, management estimates that the net economic loss to us would be approximately $515 million. The estimate involves multiple variables, including which Everest entity would experience the loss, and as a result there can be no assurance that this amount would not be exceeded.

We may purchase reinsurance to cover specific business written or the potential accumulation or aggregation of exposures across some or all of our operations. Reinsurance purchasing decisions consider both the potential coverage and market conditions including the pricing, terms, conditions, availability and collectability of coverage, with the aim of securing cost effective protection from financially secure counterparts. The amount of reinsurance purchased has varied over time, reflecting our view of our exposures and the cost of reinsurance.

Information Technology. Everest's information technology is a key component of its business operations. Information technology systems and services are hosted at public and private cloud service providers across multiple datacenters with processing performed at the office locations of our operating subsidiaries and branches. We have implemented security procedures, and regularly assess and enhance our security protocols, to ensure that our key business systems are protected, secured and backed up at off-site locations so that they can be restored promptly if necessary. We have business continuity plans and disaster recovery plans along with periodic testing of those plans to ensure we are capable of providing uninterrupted technology services in the event of major systems outages with alternative secure datacenters available in case of broader outages.

Our business operations depend on the proper functioning and availability of our information technology platform, which includes data processing and related electronic communications. We communicate electronically internally and externally with our brokers, program managers, clients, third-party vendors, regulators, and others. These communications and the data we handle may include personal, confidential or proprietary information. We ensure that all our systems, data and electronic transmissions are appropriately protected with the latest technology safeguards and meet regulatory standards.

Despite these safeguards, a significant cyber incident, including system failure, security breach and disruption by malware or other damage could interrupt or delay our operations and possibly our results. This type of incident may result in a violation of applicable data security, privacy, or other laws, damage our reputation, cause a loss of customers or give rise to regulatory scrutiny as well as monetary fines and other penalties. Management is not aware of a cybersecurity incident that has had a material impact on our operations.

Expected Cash Outflows. The following table shows our significant expected cash outflows for the period indicated.

		Payments due by period			
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior notes	$ 2,400	$ —	$ —	$ —	$ 2,400
Long term notes	219	—	—	—	219
Interest expense (1)	3,018	101	202	202	2,513
Operating lease agreements	187	21	38	32	95
Gross reserve for losses and LAE (2)	22,065	2,430	7,971	5,230	6,435
Total	$ 28,409	$ 3,071	$ 8,211	$ 5,464	$ 11,662

(Some amounts may not reconcile due to rounding.)

(1)   Interest expense on long term notes is calculated at the variable floating rate of 6.99% as of December 31, 2022.
(2)   Loss and LAE reserves represent management's best estimate of losses from claim and related settlement costs. Both the amounts and timing of such payments are estimates, and the inherent variability of resolving claims as well as changes in market conditions make the timing of cash flows uncertain. Therefore, the ultimate amount and timing of loss and LAE payments could differ from our estimates.

The cash outflows for senior notes and long term notes are the responsibility of Holdings. We strive to ensure that we have sufficient cash flow, liquidity, investments and access to capital markets to satisfy these obligations. Holdings generally depends upon dividends from Everest Re, its operating insurance subsidiary for its funding, capital contributions from Group or access to the capital markets. Our various operating insurance and reinsurance subsidiaries have sufficient cash flow, liquidity and investments to settle outstanding reserves for losses and LAE. Management believes that we, and each of our entities, have sufficient financial resources or ready access thereto, to meet all obligations.

Dividends.
During 2022 and 2021, we declared and paid common shareholder dividends of $255 million and $247 million, respectively. As an insurance holding company, we are partially dependent on dividends and other permitted payments from our subsidiaries to pay cash dividends to our shareholders. The payment of dividends to Group by Holdings Ireland and Everest Dublin Holdings is subject to Irish corporate and regulatory restrictions; the payment of dividends to Holdings Ireland by Holdings and to Holdings by Everest Re is subject to Delaware regulatory restrictions; and the payment of dividends to Group by Bermuda Re, Everest International, Everest Preferred International Holdings ("Preferred Holdings"), Everest Re Advisors Ltd. ("Advisors Re") or Mt. Logan Re is subject to Bermuda insurance regulatory restrictions. Management expects that, absent extraordinary catastrophe losses, such restrictions should not affect Everest Re's ability to declare and pay dividends sufficient to support Holdings' general corporate needs and that Holdings Ireland, Everest Dublin Holdings, Bermuda Re and Everest International will have the ability to declare and pay dividends sufficient to support Group's general corporate needs. For the years ended December 31, 2022 and 2021, Everest Re paid $250 million and $0 million of cash dividends to Holdings.   For the years ended December 31, 2022 and 2021, Bermuda Re paid cash dividends to Group of $430 million and $300 million, respectively; Everest International paid no cash dividends to Group; Preferred Holdings paid cash dividends to Group of $46 million and $10 million, respectively; Advisors Re paid cash dividends to Group of $0 million and $10 million, respectively; and Mt. Logan Re paid no cash dividends to Group. See ITEM 1, "Business – Regulatory Matters – Dividends" and ITEM 8, "Financial Statements and Supplementary Data" - Note 14 of Notes to Consolidated Financial Statements.

Market Sensitive Instruments.
The SEC's Financial Reporting Release #48 requires registrants to clarify and expand upon the existing financial statement disclosure requirements for derivative financial instruments, derivative commodity instruments and other financial instruments (collectively, "market sensitive instruments"). We do not generally enter into market sensitive instruments for trading purposes.

Our current investment strategy seeks to maximize after-tax income through a high quality, diversified, fixed maturity portfolio, while maintaining an adequate level of liquidity. Our mix of investments is adjusted periodically, consistent with our current and projected operating results and market conditions. The fixed maturity securities in the investment portfolio are comprised of non-trading securities. Additionally, we have invested in equity securities.

The overall investment strategy considers the scope of present and anticipated Company operations. In particular, estimates of the financial impact resulting from non-investment asset and liability transactions, together with our capital structure and other factors, are used to develop a net liability analysis. This analysis includes estimated payout characteristics for which our investments provide liquidity. This analysis is considered in the development of specific investment strategies for asset allocation, duration and credit quality. The change in overall market sensitive risk exposure principally reflects the asset changes that took place during the period.

Interest Rate Risk. Our $29.9 billion investment portfolio at December 31, 2022, is principally comprised of fixed maturity securities, which are generally subject to interest rate risk and some foreign currency exchange rate risk, and some equity securities, which are subject to price fluctuations and some foreign exchange rate risk. The overall economic impact of the foreign exchange risks on the investment portfolio is partially mitigated by changes in the dollar value of foreign currency denominated liabilities and their associated income statement impact.

Interest rate risk is the potential change in value of the fixed maturity securities portfolio, including short-term investments, from a change in market interest rates. In a declining interest rate environment, it includes prepayment risk on the $4.0 billion of mortgage-backed securities in the $23.1 billion fixed maturity portfolio. Prepayment risk results from potential accelerated principal payments that shorten the average life and thus the expected yield of the security.

The tables below display the potential impact of market value fluctuations and after-tax unrealized appreciation on our fixed maturity portfolio (including $1.0 billion of short-term investments) for the period indicated based on upward and downward parallel and immediate 100 and 200 basis point shifts in interest rates. For legal entities with a U.S. dollar functional currency, this modeling was performed on each security individually. To generate appropriate price estimates on mortgage-backed securities, changes in prepayment expectations under different interest rate environments were taken into account. For legal entities with a non-U.S. dollar functional currency, the effective duration of the involved portfolio of securities was used as a proxy for the market value change under the various interest rate change scenarios.

	Impact of Interest Rate Shift in Basis Points									
	At December 31, 2022									
		-200		-100		-		100		200
(Dollars in millions)										
Total Fair Value	$	25,618	$	24,863	$	24,107	$	23,352	$	22,596
Fair Value Change from Base (%)		6.3%		3.1%		-%		(3.1)%		(6.3)%
Change in Unrealized Appreciation										
After-tax from Base ($)	$	1,316	$	658	$	—	$	(658)	$	(1,316)

	Impact of Interest Rate Shift in Basis Points									
	At December 31, 2021									
		-200		-100		-		100		200
(Dollars in millions)										
Total Fair Value	$	24,973	$	24,230	$	23,487	$	22,744	$	22,001
Fair Value Change from Base (%)		6.3%		3.2%		-%		(3.2)%		(6.3)%
Change in Unrealized Appreciation										
After-tax from Base ($)	$	1,294	$	647	$	—	$	(647)	$	(1,294)

We had $22.1 billion and $19.0 billion of gross reserves for losses and LAE as of December 31, 2022 and 2021, respectively. These amounts are recorded at their nominal value, as opposed to present value, which would reflect a discount adjustment to reflect the time value of money. Since losses are paid out over a period of time, the present value of the reserves is less than the nominal value. As interest rates rise, the present value of the reserves decreases and, conversely, as interest rates decline, the present value increases. These movements are the opposite of the interest rate impacts on the fair value of investments. While the difference between present value and nominal value is not reflected in our financial statements, our financial results will include investment income over time from the investment portfolio until the claims are paid. Our loss and loss reserve obligations have an expected duration of approximately 3.8 years, which is reasonably consistent with our fixed income portfolio. If we were to discount our loss and LAE reserves, net of ceded reserves, the discount would be approximately $3.6 billion resulting in a discounted reserve balance of approximately $16.4 billion, representing approximately 67.9% of the value of the fixed maturity investment portfolio funds.

Equity Risk. Equity risk is the potential change in fair and/or market value of the common stock, preferred stock and mutual fund portfolios arising from changing prices. Our equity investments consist of a diversified portfolio of individual securities and mutual funds, which invest principally in high quality common and preferred stocks that are traded on the major exchanges. The primary objective of the equity portfolio is to obtain greater total return relative to our core bonds over time through market appreciation and income.

The tables below display the impact on fair/market value and after-tax change in fair/market value of a 10% and 20% change in equity prices up and down for the period indicated.

| | Impact of Percentage Change in Equity Fair/Market Values | | | | |
| | At December 31, 2022 | | | | |
(Dollars in millions)	-20%	-10%	0%	10%	20%
Fair Value of the Equity Portfolio	$ 225	$ 253	$ 281	$ 309	$ 337
After-tax Change in Fair Value	$ (46)	$ (23)	$ —	$ 23	$ 46

| | Impact of Percentage Change in Equity Fair/Market Values | | | | |
| | At December 31, 2021 | | | | |
(Dollars in millions)	-20%	-10%	0%	10%	20%
Fair Value of the Equity Portfolio	$ 1,461	$ 1,643	$ 1,826	$ 2,009	$ 2,191
After-tax Change in Fair Value	$ (290)	$ (145)	$ —	$ 145	$ 290

Foreign Currency Risk. Foreign currency risk is the potential change in value, income and cash flow arising from adverse changes in foreign currency exchange rates. Each of our non-U.S./Bermuda ("foreign") operations maintains capital in the currency of the country of its geographic location consistent with local regulatory guidelines. Each foreign operation may conduct business in its local currency, as well as the currency of other countries in which it operates. The primary foreign currency exposures for these foreign operations are the Canadian Dollar, the Singapore Dollar, the British Pound Sterling and the Euro. We mitigate foreign exchange exposure by generally matching the currency and duration of our assets to our corresponding operating liabilities. In accordance with FASB guidance, the impact on the market value of available for sale fixed maturities due to changes in foreign currency exchange rates, in relation to functional currency, is reflected as part of other comprehensive income. Conversely, the impact of changes in foreign currency exchange rates, in relation to functional currency, on other assets and liabilities is reflected through net income as a component of other income (expense). In addition, we translate the assets, liabilities and income of non-U.S. dollar functional currency legal entities to the U.S. dollar. This translation amount is reported as a component of other comprehensive income.

The tables below display the potential impact of a parallel and immediate 10% and 20% increase and decrease in foreign exchange rates on the valuation of invested assets subject to foreign currency exposure for the periods indicated. This analysis includes the after-tax impact of translation from transactional currency to functional currency as well as the after-tax impact of translation from functional currency to the U.S. dollar reporting currency.

| | Change in Foreign Exchange Rates in Percent | | | | |
| | At December 31, 2022 | | | | |
(Dollars in millions)	-20%	-10%	0%	10%	20%
Total After-tax Foreign Exchange Exposure	$ (814)	$ (407)	$ —	$ 407	$ 814

| | Change in Foreign Exchange Rates in Percent | | | | |
| | At December 31, 2021 | | | | |
(Dollars in millions)	-20%	-10%	0%	10%	20%
Total After-tax Foreign Exchange Exposure	$ (688)	$ (344)	$ —	$ 303	$ 606

Safe Harbor Disclosure.

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as "may", "will", "should", "could", "anticipate", "estimate", "expect", "plan", "believe", "predict", "potential" and "intend". Forward-looking statements contained in this report include information regarding our reserves for losses and LAE, the impact of the Tax Cut and Jobs Act, the adequacy of capital in relation to regulatory required capital, the adequacy of our provision for uncollectible balances, estimates of our catastrophe exposure, the effects of catastrophic and pandemic events on our financial statements, the ability of Everest Re, Holdings, Holdings Ireland, Dublin Holdings, Bermuda Re and Everest International to pay dividends and the settlement costs of our specialized equity index put option contracts. Forward-looking statements only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Actual events or results may differ materially from our expectations. Important factors that could cause our actual events or results to be materially different from our expectations include those discussed under the caption ITEM 1A, "Risk Factors". We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Market Sensitive Instruments" in ITEM 7.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and schedules listed in the accompanying Index to Financial Statements and Schedules on page F-1 are filed as part of this report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.
As required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on our assessment we concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

Changes in Internal Control over Financial Reporting.
As required by Rule 13a-15(d) of the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the fourth quarter.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Reference is made to the sections captioned "Information Concerning Nominees", "Information Concerning Continuing Directors and Executive Officers", "Audit Committee", "Nominating and Governance Committee", "Code of Ethics for CEO and Senior Financial Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement for the 2023 Annual General Meeting of Shareholders, which will be filed with the Commission within 120 days of the close of our fiscal year ended December 31, 2022 (the "Proxy Statement"), which sections are incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

Reference is made to the sections captioned "Directors' Compensation" and "Compensation of Executive Officers" in the Proxy Statement, which are incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Reference is made to the sections captioned "Common Share Ownership by Directors and Executive Officers", "Principal Beneficial Owners of Common Shares" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the Proxy Statement, which are incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Reference is made to the section captioned "Certain Transactions with Directors" in the Proxy Statement, which is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to the section captioned "Audit Committee Report" in the Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules.
The financial statements and schedules listed in the accompanying Index to Financial Statements and Schedules on page F-1 are filed as part of this report.

Exhibits.
The exhibits listed on the accompanying Index to Exhibits on page E-1 are filed as part of this report except that the certifications in Exhibit 32 are being furnished to the SEC, rather than filed with the SEC, as permitted under applicable SEC rules.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 24, 2023.

EVEREST RE GROUP, LTD.

By:/S/ JUAN C. ANDRADE
    Juan C. Andrade
    (President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ JUAN C. ANDRADE Juan C. Andrade	President and Chief Executive Officer (Principal Executive Officer)	February 24, 2023
/S/ MARK KOCIANCIC Mark Kociancic	Executive Vice President and Chief Financial Officer	February 24, 2023
/S/ ROBERT J. FREILING Robert J. Freiling	Senior Vice President and Chief Accounting Officer	February 24, 2023
/S/ JOSEPH V. TARANTO Joseph V. Taranto	Chairman	February 24, 2023
/S/ JOHN J. AMORE John J. Amore	Director	February 24, 2023
/S/ WILLIAM F. GALTNEY, JR. William F. Galtney, Jr.	Director	February 24, 2023
/S/ JOHN A. GRAF John A. Graf	Director	February 24, 2023
/S/ MERYL HARTZBAND Meryl Hartzband	Director	February 24, 2023
/S/ GERALDINE LOSQUADRO Geraldine Losquadro	Director	February 24, 2023
/S/ HAZEL McNEILAGE Hazel McNeilage	Director	February 24, 2023
/S/ ROGER M. SINGER Roger M. Singer	Director	February 24, 2023

INDEX TO EXHIBITS

<u>Exhibit No.</u>

2.1   Agreement and Plan of Merger among Everest Reinsurance Holdings, Inc., Everest Re Group, Ltd. and Everest Re Merger Corporation, incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form S-4 (No. 333-87361)

3.1   Memorandum of Association of Everest Re Group, Ltd., incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-4 (No. 333-87361)

3.2   Bye-Laws of Everest Re Group, Ltd., incorporated herein by reference to exhibit 3.2 to the Everest Re Group, Ltd., Quarterly Report for Form 10-Q for the quarter ended June 30, 2011 (the "second quarter 2011 10-Q")

4.1   Specimen Everest Re Group, Ltd. common share certificate, incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-4 (No. 333-87361)

4.2   Indenture, dated March 14, 2000, between Everest Reinsurance Holdings, Inc. and The Chase Manhattan Bank (now known as JPMorgan Chase Bank), as Trustee, incorporated herein by reference to Exhibit 4.1 to Everest Reinsurance Holdings, Inc. Form 8-K filed on March 15, 2000

4.3   Fourth Supplemental Indenture relating to Holdings $400.0 million 4.868% Senior Notes due June 1, 2044, dated June 5, 2014, between Holdings and The Bank of New York Mellon, as Trustee, incorporated herein by reference to Exhibit 4.1 to Everest Reinsurance Holdings, Inc. Form 8-K filed on June 5, 2014

4.4   Fifth Supplemental Indenture relating to Holdings $1.0 billion 3.5% Senior Notes due October 15, 2050, dated October 7, 2020, between Holdings and The Bank of New York Mellon, as Trustee, incorporated herein by reference to Exhibit 4.1 to Everest Reinsurance Holdings, Inc. Form 8-K filed on October 7, 2020

4.5   Sixth Supplemental Indenture relating to Holdings $1.0 billion 3.125% Senior Notes due October 15, 2052, dated October 4, 2021, between Holdings and The Bank of New York Mellon, as Trustee, incorporated herein by reference to Exhibit 4.1 to Everest Reinsurance Holdings, Inc. Form 8-K filed on October 4, 2021

*10.1   Everest Re Group, Ltd. Annual Incentive Plan effective January 1, 1999, incorporated herein by reference to Exhibit 10.1 to Everest Reinsurance Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K")

*10.2   Everest Re Group, Ltd. 2003 Non-Employee Director Equity Compensation Plan, incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (No. 333-105483)

*10.3   Form of Non-Qualified Stock Option Award Agreement under the Everest Re Group, Ltd. 2003 Non-Employee Director Equity Compensation Plan, incorporated herein by reference to Exhibit 10.47 to Everest Re Group, Ltd., Report on Form 10-K for the year ended December 31, 2004

*10.4   Amendment of Everest Re Group, Ltd. 2003 Non-Employee Director Equity Compensation Plan adopted by shareholders at the annual general meeting on May 25, 2005, incorporated herein by reference to Appendix B to the 2005 Proxy Statement filed on April 14, 2005

*10.5   Form of Restricted Stock Award Agreement under the Everest Re Group, Ltd. 2003 Non-Employee Director Equity Compensation Plan, incorporated by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on September 22, 2005

10.6   Completion of Tender Offer relating to Everest Reinsurance Holdings, Inc. 6.60% Fixed to Floating Rate Long Term Subordinated Notes (LoTSSM) dated March 19, 2009, incorporated herein by reference to Exhibit 99.1 to Everest Re Group, Ltd. Form 8-K filed on March 31, 2009

*10.7   Everest Re Group, Ltd. 2009 Stock Option and Restricted Stock Plan for Non-Employee Directors incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. second quarter 2009 10-Q

*10.8   Everest Re Group, Ltd. 2010 Stock Incentive Plan for employees is incorporated herein by reference to exhibit 10.2 to Everest Re Group, Ltd. Form S-8 filed on September 30, 2010

*10.9   Amendment of Executive Performance Annual Incentive Plan adopted by shareholders at the annual general meeting on May 18, 2011, incorporated herein by reference to Appendix B to the 2011 Proxy Statement filed on April 15, 2011

*10.10   Amendment of Everest Re Group, Ltd. 2010 Stock Incentive Plan adopted by shareholders at the annual general meeting on May 13, 2015, incorporated herein by reference to Appendix A to the 2015 Proxy Statement filed on April 10, 2015

*10.11   Amendment of Everest Re Group, Ltd. 2003 Non-Employee Director Equity Compensation Plan adopted by shareholders at the annual general meeting on May 13, 2015, incorporated herein by reference to Appendix B to the 2015 Proxy Statement filed on April 10, 2015

*10.12   Employment agreement between Everest Global Services, Inc., Everest Reinsurance Holdings Inc. and Dominic J. Addesso, dated December 4, 2015, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on December 8, 2015

10.13   Standby Letter of Credit, dated November 9, 2015, between Everest International Reinsurance, Ltd. and Lloyds Bank, Plc. providing £175.0 million four year credit facility, incorporated herein by reference to Exhibit 10.23 to Everest Re Group, Ltd. Annual Report on Form 10-K- for the year ended December 31, 2015 filed on February 29, 2016

*10.14   Amendment of employment agreement between Everest Global Services, Inc. and Sanjoy Mukherjee, dated February 12, 2016, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on February 17, 2016

*10.15   Employment agreement between Everest Global Services, Inc. and Craig Howie, dated April 7, 2016, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on April 8, 2016

10.16   Credit Agreement, dated May 26, 2016, between Everest Re Group, Ltd., Everest Reinsurance (Bermuda), Ltd. and Everest International Reinsurance, Ltd., certain lenders party thereto and Wells Fargo Bank, N.A. as administrative agent, providing for an $800.0 million four year senior credit facility, incorporated herein by reference to Exhibit 10.31 to Everest Re Group, Ltd. Form 10-Q filed on August 9, 2016. This new agreement replaces the June 22, 2012 four year, $800.0 million senior credit facility

*10.17   Chairmanship agreement between Everest Re Group, Ltd. and Joseph V. Taranto, dated August 15, 2016 and effective January 1, 2017, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on August 16, 2016

*10.18   Employment agreement between Everest Global Services, Inc., and John P. Doucette, dated October 21, 2016, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on October 26, 2016

*10.19   Employment agreement between Everest Global Services, Inc., and Sanjoy Mukherjee, dated January 3, 2017, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on January 6, 2017

10.20   Amendment of Standby Letter of Credit, dated May 17, 2017, between Everest International Reinsurance, Ltd. and Lloyds Bank, Plc. providing £145.0 million four year credit facility, herein by reference to Exhibit 10.1 to Everest Re Group, Ltd., Form 10-Q filed on August 9, 2017

*10.21   Employment agreement between Everest Re Group, Ltd., and Jonathan Zaffino dated September 8, 2017, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on September 12, 2017

*10.22   Amendment of employment agreement between Everest Global Services, Inc., Everest Re Group, Ltd., Everest Reinsurance Holdings Inc. and Dominic J. Addesso, dated November 20, 2017, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on November 20, 2017

10.23   Bye-Law waiver agreement between Everest Re Group, Ltd., and BlackRock, Inc. dated December 1, 2017, incorporated herein by reference to exhibit 10.1 to the Everest Re Group, Ltd., Form 8-K filed on December 4, 2017

10.24   Amendment of Standby Letter of Credit, dated December 29, 2017, between Everest Reinsurance (Bermuda), Ltd. and Citibank Europe plc providing $250.0 million four year credit facility, incorporated herein by reference to exhibit 10.26 to the Everest Re Group, Ltd., Form 10-K filed on March 1, 2018

10.25   Amendment of Standby Letter of Credit, dated November 9, 2018, between Everest International Reinsurance, Ltd. and Lloyds Bank, Plc. providing £30.0 million four year credit facility, incorporated herein by reference to exhibit 10.33 to the Everest Re Group, Ltd., Form 10-K filed on March 1, 2019

10.26   Amendment of Committed Facility Letter, dated December 10, 2018, between Everest Reinsurance (Bermuda), Ltd. and Citibank Europe plc providing $200.0 million annually, incorporated herein by reference to exhibit 10.34 to the Everest Re Group, Ltd., Form 10-K filed on March 1, 2019

*10.27   Employment agreement between Everest Re Group, Ltd. and Juan Andrade dated August 1, 2019, incorporated herein by reference to Exhibit 10.1 to Everest Re Group Ltd. Form 8-K filed on August 8, 2019.

10.28   Amendment of Standby Letter of Credit, dated November 7, 2019, between Everest International Reinsurance, Ltd. and Lloyds Bank, Plc. providing £47.0 million four year credit facility, incorporated herein by reference to Exhibit 10.30 to the Everest Re Group, Ltd. Form 10-K filed on March 2, 2020

10.29	Amendment of Committed Facility Letter, dated December 31, 2019, between Everest Reinsurance (Bermuda), Ltd. and Citibank Europe plc providing $200.0 million annually, incorporated herein by reference to Exhibit 10.31 to the Everest Re Group, Ltd. Form 10-K filed on March 2, 2020
10.30	Everest Re Group, Ltd. 2020 Stock Incentive Plan for employees is incorporated herein by reference to Appendix A of the 2021 Proxy Statement filed on April 9, 2021
10.31	Amendment of Standby Letter of Credit, dated May 7, 2020 between Everest International Reinsurance, Ltd. and Lloyds Bank, Plc. providing £52.175 million four year credit facility, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 10-Q filed on August 10, 2020
10.32	Employment agreement between Everest Global Services, Inc. and Mark Kociancic, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 8-K filed on October 1, 2020
10.33	Employment agreement between Everest Global Services, Inc. and James Williamson, incorporated herein by reference to Exhibit 10.2 to Everest Re Group, Ltd. Form 8-K filed on October 1, 2020
10.34	Amendment of Committed Facility Letter, dated December 9, 2020 between Everest Reinsurance (Bermuda), Ltd. and Citibank Europe plc providing $200.0 million annually, incorporated herein by reference to Exhibit 10.34 to Everest Re Group, Ltd. Form 10-K filed on March 1, 2021
10.35	Credit facility agreement dated February 23, 3021 between Everest Reinsurance (Bermuda), Ltd. and Wells Fargo Bank, N.A. providing up to $50.0 million of committed credit facility, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 10-Q filed on May 10, 2021
10.36	Amendment of Credit Facility agreement, dated May 5, 2021 between Everest Reinsurance (Bermuda), Ltd. and Wells Fargo Bank, N.A. providing up to $500.0 million of committed credit facility, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 10-Q filed on August 5, 2021
10.37	Credit Facility agreement, dated August 9, 2021 between Everest Reinsurance (Bermuda), Ltd. and Citibank Europe plc providing up to $230.0 million committed credit facility and $140.0 million of additional uncommitted credit facility, incorporated herein by reference to Exhibit 10.1 to Everest Re Group, Ltd. Form 10-Q filed on November 4, 2021
10.38	Credit Facility agreement, dated August 27, 2021 between Everest Reinsurance (Bermuda), Ltd. and Bayerische Landesbank providing up to $200.0 million of committed credit facility, incorporated herein by reference to Exhibit 10.2 to Everest Re Group, Ltd. Form 10-Q filed on November 4, 2021
10.39	Credit Facility agreement, dated October 8, 2021 between Everest Reinsurance (Bermuda), Ltd. and Lloyd's Bank Corporate Markets Plc providing up to $50.0 million of committed credit facility, incorporated herein by reference to Exhibit 10.39 to Everest Re Group, Ltd. Form 10-K filed on February 28, 2022

10.40	Credit Facility agreement, dated November 3, 2021 between Everest Reinsurance (Bermuda), Ltd. and Barclays Bank Plc providing up to $200.0 million of committed credit facility, incorporated herein by reference to Exhibit 10.40 to Everest Re Group, Ltd. Form 10-K filed on February 28, 2022
10.41	Credit Facility agreement, dated November 21, 2022 between Everest Reinsurance (Bermuda), Ltd. and Nordea Bank ABP, New York Branch providing up to $200.0 million of committed credit facility and $100.0 million of additional uncommitted credit facility, filed herewith
10.42	Amendment of Credit Facility agreement, dated December 30, 2022, between Everest Reinsurance (Bermuda), Ltd. and Bayerische Landesbank, New York Branch, providing up to $150.0 million of committed, unsecured credit facility, filed herewith
21.1	Subsidiaries of the registrant, filed herewith
23.1	Consent of PricewaterhouseCoopers LLP, filed herewith
31.1	Section 302 Certification of Juan C. Andrade, filed herewith
31.2	Section 302 Certification of Mark Kociancic, filed herewith
32.1	Section 906 Certification of Juan C. Andrade and Mark Kociancic, furnished herewith
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan or arrangement.

EVEREST RE GROUP, LTD.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Everest Re Group, Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Everest Re Group, Ltd. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing on page F-1 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the Reserve for Losses and Loss Adjustment Expenses

As described in Notes 1 and 3 to the consolidated financial statements, the Company maintains reserves equal to the estimated ultimate liability for losses and loss adjustment expense for reported and unreported claims for both insurance and reinsurance businesses. The Company's reserve for losses and loss adjustment expenses as of December 31, 2022 was $22.1 billion. Reserves are based on estimates of ultimate losses and loss adjustment expenses by underwriting or accident year. Management uses a variety of statistical and actuarial techniques to monitor reserve adequacy over time, evaluate new information as it becomes known and adjust reserves as warranted. Management considers many factors when setting reserves including (i) exposure base and projected ultimate premium; (ii) expected loss ratios by product and class of business, which are developed collaboratively by underwriters and actuaries; (iii) actuarial methodologies and assumptions which analyze loss reporting and payment experience, reports from ceding companies and historical trends, such as reserving patterns, loss payments and product mix; (iv) current legal interpretations of coverage and liability; and (v) economic conditions.

The principal considerations for our determination that performing procedures relating to the valuation of the reserve for losses and loss adjustment expenses is a critical audit matter are the significant judgment by management when developing their estimate; this in turn led to a high degree of auditor subjectivity, judgment and effort in performing procedures and evaluating the audit evidence relating to the methodologies and the significant assumptions related to expected loss ratios and historical trends, such as reserving patterns, loss payments and product mix, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of the reserve for losses and loss adjustment expenses, including controls over the selection of methodologies and development of significant assumptions. These procedures also included, among others, testing the completeness and accuracy of data provided by management and the involvement of professionals with specialized skill and knowledge to assist in performing procedures for a sample of products and lines of business including: (i) evaluating management's methodologies and assumptions related to expected loss ratios and historical trends, such as, reserving patterns, loss payment and product mix used for determining reserves for losses and loss adjustment expenses; and (ii) developing an independent estimate of the reserve for losses and loss adjustment expenses and comparing the independent estimate to management's actuarially determined reserves.

 /s/PricewaterhouseCoopers LLP
New York, New York
February 24, 2023

We have served as the Company's or its predecessor's auditor since 1996.

EVEREST RE GROUP, LTD.
CONSOLIDATED BALANCE SHEETS

(Dollars and share amounts in millions, except par value per share)	December 31, 2022	December 31, 2021
ASSETS:		
Fixed maturities - available for sale, at fair value	$ 22,236	$ 22,308
(amortized cost: 2022, $24,191; 2021, $22,064, credit allowances: 2022, $(54); 2021, $(30))		
Fixed maturities - held to maturity, at amortized cost		
(fair value: 2022, $821, net of credit allowances: 2022, $(9))	839	-
Equity securities, at fair value	281	1,826
Other invested assets	4,085	2,920
Short-term investments (cost: 2022, $1,032; 2021, $1,178)	1,032	1,178
Cash	1,398	1,441
Total investments and cash	29,872	29,673
Accrued investment income	217	149
Premiums receivable (net of credit allowances: 2022, $(29); 2021, $(26))	3,619	3,294
Reinsurance paid loss recoverables (net of credit allowances: 2021, $(23); 2021, $(17))	136	107
Reinsurance unpaid loss recoverables	2,105	1,946
Funds held by reinsureds	1,056	869
Deferred acquisition costs	962	872
Prepaid reinsurance premiums	610	515
Income tax asset, net	459	2
Other assets (net of credit allowances: 2022, $(5); 2021, $(4))	930	757
TOTAL ASSETS	$ 39,966	$ 38,185
LIABILITIES:		
Reserve for losses and loss adjustment expenses	$ 22,065	$ 19,009
Future policy benefit reserve	29	36
Unearned premium reserve	5,147	4,610
Funds held under reinsurance treaties	13	18
Other net payable to reinsurers	567	450
Losses in course of payment	74	261
Senior notes	2,347	2,346
Long term notes	218	224
Borrowings from FHLB	519	519
Accrued interest on debt and borrowings	19	17
Unsettled securities payable	1	17
Other liabilities	526	540
Total liabilities	31,525	28,046
Commitments and contingencies (Note 15)		
SHAREHOLDERS' EQUITY:		
Preferred shares, par value: $0.01; 50.0 shares authorized;		
no shares issued and outstanding	-	-
Common shares, par value: $0.01; 200.0 shares authorized; (2022) 69.9		
and (2021) 69.8 outstanding before treasury shares	1	1
Additional paid-in capital	2,302	2,274
Accumulated other comprehensive income (loss), net of deferred income tax expense		
(benefit) of $(250) at 2022 and $27 at 2021	(1,996)	12
Treasury shares, at cost: 30.8 shares (2022) and 30.5 shares (2021)	(3,908)	(3,847)
Retained earnings	12,042	11,700
Total shareholders' equity	8,441	10,139
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 39,966	$ 38,185

The accompanying notes are an integral part of the consolidated financial statements.

EVEREST RE GROUP, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
(Dollars in millions, except per share amounts)	2022	2021	2020
REVENUES:			
Premiums earned	$ 11,787	$ 10,406	$ 8,682
Net investment income	830	1,165	642
Net gains (losses) on investments:			
Credit allowances on fixed maturity securities	(33)	(28)	(2)
Gains (losses) from fair value adjustments	(460)	236	280
Net realized gains (losses) from dispositions	38	50	(11)
Total net realized capital gains (losses)	(455)	258	268
Other income (expense)	(102)	37	6
Total revenues	12,060	11,866	9,598
CLAIMS AND EXPENSES:			
Incurred losses and loss adjustment expenses	8,100	7,391	6,551
Commission, brokerage, taxes and fees	2,528	2,209	1,873
Other underwriting expenses	682	583	511
Corporate expenses	61	68	41
Interest, fees and bond issue cost amortization expense	101	70	36
Total claims and expenses	11,472	10,321	9,013
INCOME (LOSS) BEFORE TAXES	588	1,546	585
Income tax expense (benefit)	(9)	167	71
NET INCOME (LOSS)	$ 597	$ 1,379	$ 514
Other comprehensive income (loss), net of tax:			
Unrealized appreciation (depreciation) ("URA(D)") on securities arising during the period	(2,037)	(488)	423
Reclassification adjustment for realized losses (gains) included in net income (loss)	89	4	(3)
Total URA(D) on securities arising during the period	(1,948)	(485)	420
Foreign currency translation adjustments	(77)	(62)	86
Benefit plan actuarial net gain (loss) for the period	15	17	(6)
Reclassification adjustment for amortization of net (gain) loss included in net income (loss)	2	6	6
Total benefit plan net gain (loss) for the period	17	23	1
Total other comprehensive income (loss), net of tax	(2,008)	(523)	507
COMPREHENSIVE INCOME (LOSS)	$ (1,411)	$ 856	$ 1,021
EARNINGS PER COMMON SHARE:			
Basic	$ 15.19	$ 34.66	$ 12.81
Diluted	15.19	34.62	12.78

The accompanying notes are an integral part of the consolidated financial statements.

EVEREST RE GROUP, LTD.
CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY

	Years Ended December 31,		
(Dollars in millions, except dividends per share amounts)	2022	2021	2020
COMMON SHARES (shares outstanding):			
Balance beginning of period	39	40	41
Issued during the period, net	-	-	-
Treasury shares acquired	-	(1)	(1)
Balance end of period	39	39	40
COMMON SHARES (par value):			
Balance beginning of period	$ 1	$ 1	$ 1
Issued during the period, net	-	-	-
Balance end of period	1	1	1
ADDITIONAL PAID-IN CAPITAL:			
Balance beginning of period	2,274	2,245	2,220
Share-based compensation plans	28	29	26
Balance end of period	2,302	2,274	2,245
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS),			
NET OF DEFERRED INCOME TAXES:			
Balance beginning of period	12	535	28
Net increase (decrease) during the period	(2,008)	(523)	507
Balance end of period	(1,996)	12	535
RETAINED EARNINGS:			
Balance beginning of period	11,700	10,567	10,307
Change to beginning balance due to adoption of Accounting Standards Update 2016-13	-	-	(4)
Net income (loss)	597	1,379	514
Dividends declared ($6.50 per share 2022, $6.20 per share 2021 and $6.20 per share 2020)	(255)	(247)	(249)
Balance end of period	12,042	11,700	10,567
TREASURY SHARES AT COST:			
Balance beginning of period	(3,847)	(3,622)	(3,422)
Purchase of treasury shares	(61)	(225)	(200)
Balance end of period	(3,908)	(3,847)	(3,622)
TOTAL SHAREHOLDERS' EQUITY, END OF PERIOD	$ 8,441	$ 10,139	$ 9,726

The accompanying notes are an integral part of the consolidated financial statements.

EVEREST RE GROUP, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	Years Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 597	$ 1,379	$ 514
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease (increase) in premiums receivable	(435)	(649)	(387)
Decrease (increase) in funds held by reinsureds, net	(197)	(151)	(219)
Decrease (increase) in reinsurance recoverables	(413)	(125)	(151)
Decrease (increase) in income taxes	(181)	68	240
Decrease (increase) in prepaid reinsurance premiums	(166)	(128)	55
Increase (decrease) in reserve for losses and loss adjustment expenses	3,477	2,805	2,631
Increase (decrease) in future policy benefit reserve	(7)	(2)	(5)
Increase (decrease) in unearned premiums	655	1,146	404
Increase (decrease) in other net payable to reinsurers	201	186	(24)
Increase (decrease) in losses in course of payment	(186)	134	75
Change in equity adjustments in limited partnerships	(94)	(613)	(104)
Distribution of limited partnership income	180	211	122
Change in other assets and liabilities, net	(291)	(290)	(99)
Non-cash compensation expense	45	43	39
Amortization of bond premium (accrual of bond discount)	55	76	50
Net (gains) losses on investments	455	(258)	(268)
Net cash provided by (used in) operating activities	3,695	3,833	2,874
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from fixed maturities matured/called/repaid - available for sale	2,626	3,893	2,586
Proceeds from fixed maturities sold - available for sale	1,403	1,916	1,951
Proceeds from fixed maturities matured/called/repaid - held to maturity	39	-	-
Proceeds from equity securities sold	2,217	990	376
Distributions from other invested assets	266	257	310
Cost of fixed maturities acquired - available for sale	(7,344)	(8,825)	(7,189)
Cost of fixed maturities acquired - held to maturity	(153)	-	-
Cost of equity securities acquired	(1,003)	(1,098)	(637)
Cost of other invested assets acquired	(1,547)	(757)	(557)
Net change in short-term investments	149	(43)	(718)
Net change in unsettled securities transactions	(71)	(203)	195
Net cash provided by (used in) investing activities	(3,418)	(3,869)	(3,683)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Common shares issued during the period for share-based compensation, net of expense	(17)	(14)	(14)
Purchase of treasury shares	(61)	(225)	(200)
Dividends paid to shareholders	(255)	(247)	(249)
Proceeds from issuance of senior notes	-	968	979
Cost of debt repurchase	(6)	-	(11)
Net FHLB borrowings (repayments)	-	209	310
Cost of shares withheld on settlements of share-based compensation awards	(20)	(17)	(16)
Net cash provided by (used in) financing activities	(359)	674	800
EFFECT OF EXCHANGE RATE CHANGES ON CASH	39	1	3
Net increase (decrease) in cash	(42)	639	(6)
Cash, beginning of period	1,441	802	808
Cash, end of period	$ 1,398	$ 1,441	$ 802
SUPPLEMENTAL CASH FLOW INFORMATION:			
Income taxes paid (recovered)	$ 171	$ 98	$ (170)
Interest paid	98	62	28
NON-CASH TRANSACTIONS:			
Reclassification of specific investments from fixed maturity securities, available for sale			
at fair value to fixed maturity securities, held to maturity at amortized cost net of credit allowances	$ 722	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2022, 2021 and 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Business and Basis of Presentation.

Everest Re Group, Ltd. ("Group"), a Bermuda company, through its subsidiaries, principally provides reinsurance and insurance in the U.S., Bermuda and international markets. As used in this document, "Company" means Group and its subsidiaries.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The statements include all of the following domestic and foreign direct and indirect subsidiaries of Group: Everest International Reinsurance, Ltd. ("Everest International"), Mt. Logan Insurance Managers, Ltd., Mt. Logan Management, Ltd., Everest International Holdings (Bermuda), Ltd. ("International Holdings"), Everest Corporate Member Limited, Everest Service Company (UK), Ltd., Everest Preferred International Holdings, Ltd. ("Preferred International"), Everest Reinsurance (Bermuda), Ltd. ("Bermuda Re"), Everest Re Advisors, Ltd., Everest Advisors (UK), Ltd., Everest Compañia de Seguros Generales Chile S.A. ("Everest Chile"), Everest Underwriting Group (Ireland), Limited ("Holdings Ireland"), Everest Global Services, Inc. ("Global Services"), Everest Insurance Company of Canada ("Everest Canada"), Premiere Insurance Underwriting Services ("Premiere"), Everest Dublin Insurance Holdings Limited (Ireland) ("Everest Dublin Holdings"), Everest Insurance (Ireland), designated activity company ("Ireland Insurance"), Everest Reinsurance Company (Ireland), designated activity company ("Ireland Re"), Everest Reinsurance Holdings, Inc. ("Holdings"), Salus Systems, LLC ("Salus"), Everest International Assurance, Ltd. (Bermuda) ("Everest Assurance"), Specialty Insurance Group, Inc. ("Specialty"), Specialty Insurance Group - Leisure and Entertainment Risk Purchasing Group LLC ("Specialty RPG"), Mt. McKinley Managers, L.L.C., Everest Specialty Underwriters Services, LLC, Everest Reinsurance Company ("Everest Re"), Everest National Insurance Company ("Everest National"), Everest Reinsurance Company Ltda. (Brazil), Mt. Whitney Securities, Inc., Everest Indemnity Insurance Company ("Everest Indemnity"), Everest Denali Insurance Company ("Everest Denali"), Everest Premier Insurance Company ("Everest Premier") and Everest Security Insurance Company ("Everest Security"). All intercompany accounts and transactions have been eliminated. All amounts are reported in U.S. dollars.

The Company consolidates the results of operations and financial position of all voting interest entities ("VOE") in which the Company has a controlling financial interest and all variable interest entities ("VIE") in which the Company is considered to be the primary beneficiary. The consolidation assessment, including the determination as to whether an entity qualifies as a VIE or VOE, depends on the facts and circumstances surrounding each entity.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (and disclosure of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate actual results could differ, possibly materially, from those estimates.

Certain reclassifications and format changes have been made to prior years' amounts to conform to the 2022 presentation.

B. Investments and Cash.

Fixed maturity securities designated as available for sale reflect unrealized appreciation and depreciation, as a result of changes in fair value during the period, in shareholders' equity, net of income taxes in "accumulated other comprehensive income (loss)" in the consolidated balance sheets. The Company reviews all of its fixed maturity, available for sale securities whose fair value has fallen below their amortized cost at the time of review. The Company then assesses whether the decline in value is due to non-credit related or credit related factors. In making its assessment, the Company evaluates the current market and interest rate environment as well as specific issuer information. Generally, a change in a security's value caused by a change in the market, interest rate or foreign exchange environment does not constitute a credit impairment, but rather a non-credit related decline in fair value. Non-credit related declines in fair value are recorded as unrealized losses in accumulated other comprehensive income (loss). If the Company intends to sell the impaired security or is more likely than not to be required to sell the security before an anticipated recovery in value, the Company records the entire impairment in net gains (losses) on investments in the Company's consolidated statements of operations and comprehensive income (loss). If the Company determines that the decline is credit related and the Company does not have the intent to sell the security; and it is more likely than not that the Company will not have to sell the security before recovery of its cost basis, the Company establishes a credit allowance equal to the estimated credit loss and is recorded in net gains (losses) on investments in the Company's consolidated statements of operations and comprehensive income (loss). The determination of credit related or non-credit related impairment is first based on an assessment of qualitative factors, which may determine that a qualitative analysis is sufficient to support the conclusion that the present value of expected cash flows equals or exceeds the security's amortized cost basis. However, if the qualitative assessment suggests a credit loss may exist, a quantitative assessment is performed, and the amount of the allowance for a given security will generally be the difference between a discounted cash flow model and the Company's carrying value. The Company will adjust the credit allowance account for future changes in credit loss estimates for a security and record this adjustment through net gains (losses) on investments in the Company's consolidated statements of operations and comprehensive income (loss).

Fixed maturity securities designated as held to maturity consist of debt securities for which the Company has both the positive intent and ability to hold to maturity or redemption and are reported at amortized cost, net of the current expected credit loss allowance. Interest income for fixed maturity securities held to maturity is determined in the same manner as interest income for fixed maturity securities available for sale. The Company evaluates fixed maturity securities classified as held to maturity for current expected credit losses utilizing risk characteristics of each security, including credit rating, remaining time to maturity, adjusted for prepayment considerations, and subordination level, and applying default and recovery rates, which include the incorporation of historical credit loss experience and macroeconomic forecasts, to develop an estimate of current expected credit losses.

The Company does not create an allowance for uncollectible interest. If interest is not received when due, the interest receivable is immediately reversed and no additional interest is accrued. If future interest is received that has not been accrued, it is recorded as income at that time.

The Company's assessments are based on the issuers' current and expected future financial position, timeliness with respect to interest and/or principal payments, speed of repayments and any applicable credit enhancements or breakeven constant default rates on mortgage-backed and asset-backed securities, as well as relevant information provided by rating agencies, investment advisors and analysts.

Retrospective adjustments are employed to recalculate the values of asset-backed securities. All of the Company's asset-backed and mortgage-backed securities have a pass-through structure. Each acquisition lot is reviewed to recalculate the effective yield. The recalculated effective yield is used to derive a book value as if the new yield were applied at the time of acquisition. Outstanding principal factors from the time of acquisition to the adjustment date are used to calculate the prepayment history for all applicable securities. Conditional prepayment rates, computed with life to date factor histories and weighted average maturities, are used in the calculation of projected prepayments for pass-through security types.

For equity securities, the Company reflects changes in fair value as net gains (losses) on investments. Interest income on all fixed maturities and dividend income on all equity securities are included as part of net investment income in the consolidated statements of operations and comprehensive income (loss).

Short-term investments comprise securities due to mature within one year from the date of purchase and are stated at cost, which approximates fair value.

Realized gains or losses on sales of investments are determined on the basis of identified cost. For some non-publicly traded securities, market prices are determined through the use of pricing models that evaluate securities relative to the U.S. Treasury yield curve, taking into account the issue type, credit quality, and cash flow characteristics of each security. For other non-publicly traded securities, investment managers' valuation committees will estimate fair value and in many instances, these fair values are supported with opinions from qualified independent third parties. All fair value estimates from investment managers are reviewed by the Company for reasonableness. For publicly traded securities, fair value is based on quoted market prices or valuation models that use observable market inputs. When a sector of the financial markets is inactive or illiquid, the Company may use its own assumptions about future cash flows and risk-adjusted discount rates to determine fair value.

Other invested assets include limited partnerships, company-owned life insurance, rabbi trusts and other investments. Limited partnerships are accounted for under the equity method of accounting, which can be recorded on a monthly or quarterly lag. Company-owned life insurance policies are carried at policy cash surrender value and changes in the policy cash surrender value are included within net investment income.

Cash includes cash on hand. Restricted cash is included within cash in the consolidated balance sheets and represents amounts held for the benefit of third parties that is legally or contractually restricted as to its withdrawal or usage. Amounts include trust funds set up for the benefit of ceding companies.

C. Allowance for Premium Receivable and Reinsurance Recoverables.

The Company applies the Current Expected Credit Losses (CECL) methodology for estimating allowances for credit losses. The Company evaluates the recoverability of its premiums and reinsurance recoverable balances and establishes an allowance for estimated uncollectible amounts.

Premiums receivable, excluding receivables for losses within a deductible and retrospectively-rated policy premiums, are primarily comprised of premiums due from policyholders/ cedants. Balances are considered past due when amounts that have been billed are not collected within contractually stipulated time periods. For these balances, the allowance is estimated based on recent historical credit loss and collection experience, adjusted for current economic conditions and reasonable and supportable forecasts, when appropriate.

A portion of the Company's commercial lines business is written with large deductibles or under retrospectively-rated plans. Under some commercial insurance contracts with a large deductible, the Company is obligated to pay the claimant the full amount of the claim and the Company is subsequently reimbursed by the policyholder for the deductible amount. As such, the Company is subject to credit risk until reimbursement is made. Retrospectively-rated policies are policies whereby the ultimate premium is adjusted based on actual losses incurred. Although the premium adjustment feature of a retrospectively-rated policy substantially reduces insurance risk for the Company, it presents credit risk to the Company. The Company's results of operations could be adversely affected if a significant portion of such policyholders failed to reimburse the Company for the deductible amount or the amount of additional premium owed under retrospectively-rated policies. The Company manages these credit risks through credit analysis, collateral requirements, and oversight. The allowance for receivables for loss within a deductible and retrospectively-rated policy premiums is recorded within other assets in the consolidated balance sheets. The allowance is estimated as the amount of the receivable exposed to loss multiplied by estimated factors for probability of default. The probability of default is assigned based on each policyholder's credit rating, or a rating is estimated if no external rating is available. Credit ratings are reviewed and updated at least annually. The exposure amount is estimated net of collateral and other offsets, considering the nature of the collateral, potential future changes in collateral values, and historical loss information for the type of collateral obtained. The probability of default factors are historical corporate defaults for receivables with similar durations estimated through multiple economic cycles. Credit ratings are forward-looking and consider a variety of economic outcomes. The Company's evaluation of the required allowance for receivables for loss within a deductible and retrospectively-rated policy premiums considers the current economic environment as well as the probability-weighted macroeconomic scenarios.

The Company records total credit loss expenses related to premiums receivable in Other underwriting expenses and records credit loss expenses related to deductibles in Incurred losses and loss adjustment expenses in the Company's consolidated statements of operations and comprehensive income (loss).

The allowance for uncollectible reinsurance recoverable reflects management's best estimate of reinsurance cessions that may be uncollectible in the future due to reinsurers' unwillingness or inability to pay. The allowance for uncollectible reinsurance recoverable comprises an allowance and an allowance for disputed balances. Based on this analysis, the Company may adjust the allowance for uncollectible reinsurance recoverable or charge off reinsurer balances that are determined to be uncollectible.

Due to the inherent uncertainties as to collection and the length of time before reinsurance recoverable become due, it is possible that future adjustments to the Company's reinsurance recoverable, net of the allowance, could be required, which could have a material adverse effect on the Company's consolidated results of operations or cash flows in a particular quarter or annual period.

The allowance is estimated as the amount of reinsurance recoverable exposed to loss multiplied by estimated factors for the probability of default. The reinsurance recoverable exposed is the amount of reinsurance recoverable net of collateral and other offsets, considering the nature of the collateral, potential future changes in collateral values, and historical loss information for the type of collateral obtained. The probability of default factors are historical insurer and reinsurer defaults for liabilities with similar durations to the reinsured liabilities as estimated through multiple economic cycles. Credit ratings are forward-looking and consider a variety of economic outcomes. The Company's evaluation of the required allowance for reinsurance recoverable considers the current economic environment as well as macroeconomic scenarios.

The Company records credit loss expenses related to reinsurance recoverable in Incurred losses and loss adjustment expenses in the Company's consolidated statements of operations and comprehensive income (loss). Write-offs of reinsurance recoverable and any related allowance are recorded in the period in which the balance is deemed uncollectible.

D. Deferred Acquisition Costs.

Acquisition costs, consisting principally of commissions and brokerage expenses and certain premium taxes and fees incurred at the time a contract or policy is issued and that vary with and are directly related to the Company's reinsurance and insurance business, are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value by line of business based on the related unearned premiums, anticipated claims and claim expenses and anticipated investment income.

E. Reserve for Losses and Loss Adjustment Expenses.

The reserve for losses and loss adjustment expenses ("LAE") is based on individual case estimates and reports received from ceding companies. A provision is included for losses and LAE incurred but not reported ("IBNR") based on past experience. Provisions are also included for certain potential liabilities, including those relating to asbestos and environmental ("A&E") exposures, catastrophe exposures, COVID-19 and other exposures, for which liabilities cannot be estimated using traditional reserving techniques. See also Note 3. The reserves are reviewed periodically and any changes in estimates are reflected in earnings in the period the adjustment is made. The Company's loss and LAE reserves represent management's best estimate of the ultimate liability. Loss and LAE reserves are presented gross of reinsurance recoverable and incurred losses and LAE are presented net of reinsurance.

Accruals for commissions are established for reinsurance contracts that provide for the stated commission percentage to increase or decrease based on the loss experience of the contract. Changes in estimates for such arrangements are recorded as commission expense. Commission accruals for contracts with adjustable features are estimated based on expected loss and LAE.

F. Future Policy Benefit Reserve.

Liabilities for future policy benefits on annuity policies are carried at their accumulated values. Reserves for policy benefits include mortality claims in the process of settlement and IBNR claims. Actual experience in a particular period may fluctuate from expected results.

G. Premium Revenues.

Written premiums are earned ratably over the periods of the related insurance and reinsurance contracts. Unearned premium reserves are established relative to the unexpired contract period. For reinsurance contracts, such reserves are established based upon reports received from ceding companies or estimated using pro rata methods based on statistical data. Reinstatement premiums represent additional premium recognized and earned at the time a loss event occurs and losses are recorded, most prevalently catastrophe related, when limits have been depleted under the original reinsurance contract and additional coverage is granted. The recognition of reinstatement premiums is based on estimates of loss and LAE, which reflects management's judgement. Written and earned premiums and the related costs, which have not yet been reported to the Company, are estimated and accrued. Premiums are net of ceded reinsurance.

H. Prepaid Reinsurance Premiums.

Prepaid reinsurance premiums represent unearned premium reserves ceded to other reinsurers. Prepaid reinsurance premiums for any foreign reinsurers comprising more than 10% of the outstanding balance at December 31, 2022 were secured either through collateralized trust arrangements, rights of offset or letters of credit, thereby limiting the credit risk to the Company.

I. Income Taxes.

Holdings and its wholly owned subsidiaries file a consolidated U.S. federal income tax return. Foreign subsidiaries and branches of subsidiaries file local tax returns as required. Group and subsidiaries not included in Holdings' consolidated tax return file separate company U.S. federal income tax returns as required. Deferred income taxes have been recorded to recognize the tax effect of temporary differences between the financial reporting and income tax bases of assets and liabilities, which arise because of differences between GAAP and income tax accounting rules.

As an accounting policy, the Company has adopted the aggregate portfolio approach for releasing disproportionate income tax effects from Accumulated Other Comprehensive Income.

J. Foreign Currency.

The Company transacts business in numerous currencies through business units located around the world. The base transactional currency for each business unit is determined by the local currency used for most economic activity in that area. Movements in exchange rates related to foreign currency denominated monetary assets and liabilities at the business units between the original currency and the base currency are recorded through the consolidated statements of operations and comprehensive income (loss) in other income (expense), except for currency movements related to available for sale fixed maturities securities, which are excluded from net income (loss) and accumulated in shareholders' equity, net of deferred taxes.

The business units' base currency financial statements are translated to U.S. dollars using the exchange rates at the end of period for the balance sheets and the average exchange rates in effect for the reporting period for the income statements. Gains and losses resulting from translating the foreign currency financial statements, net of deferred income taxes, are excluded from net income loss and accumulated in shareholders' equity.

K. Earnings Per Common Share.

Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if options granted under various share-based compensation plans were exercised resulting in the issuance of common shares that would participate in the earnings of the entity.

Net income (loss) per common share has been computed as per below, based upon weighted average common basic and dilutive shares outstanding.

		Years Ended December 31,		
(Amounts in millions, except per share amounts)		2022	2021	2020
Net income (loss) per share:				
Numerator				
Net income (loss)	$	597	$ 1,379	$ 514
Less: dividends declared-common shares and nonvested common shares		(255)	(247)	(249)
Undistributed earnings		342	1,132	265
Percentage allocated to common shareholders (1)		98.7 %	98.7 %	98.7 %
		337	1,117	262
Add: dividends declared-common shareholders		252	244	246
Numerator for basic and diluted earnings per common share	$	589	$ 1,361	$ 508
Denominator				
Denominator for basic earnings per weighted-average common shares		39	39	40
Effect of dilutive securities:				
Options		-	-	-
Denominator for diluted earnings per adjusted weighted-average common shares		39	39	40
Per common share net income (loss)				
Basic	$	15.19	$ 34.66	$ 12.81
Diluted	$	15.19	$ 34.62	$ 12.78
(1) Basic weighted-average common shares outstanding		39	39	40
Basic weighted-average common shares outstanding and nonvested common shares expected to vest		39	40	40
Percentage allocated to common shareholders		98.7 %	98.7 %	98.7 %

(Some amounts may not reconcile due to rounding.)

There were no options outstanding as of December 31, 2022.

Options granted under share-based compensation plans have all expired as of September 19, 2022. There were no anti-diluted options outstanding as of December 31, 2021 and 2020, respectively.

L. Segmentation.

The Company, through its subsidiaries, operates in two segments: Reinsurance and Insurance. See also Note 17.

M. Share-Based Compensation.

Share-based compensation stock option, restricted share and performance share unit awards are fair valued at the grant date and expensed over the vesting period of the award. The tax benefit on the recorded expense is deferred until the time the award is exercised or vests (becomes unrestricted). See Note 16.

N. Application of Recently Issued Accounting Guidance.

The Company did not adopt any new accounting standards that had a material impact in 2022. The Company assessed the adoption impacts of recently issued accounting standards by the Financial Accounting Standards Board on the Company's consolidated financial statements as well as material updates to previous assessments, if any, from the Company's Annual Report on Form 10-K for the year ended December 31, 2021. There were no accounting standards issued for the year ended December 31, 2022, that are expected to have a material impact to Group.

2. INVESTMENTS

The tables below present the amortized cost, allowance for credit losses, gross unrealized appreciation/(depreciation) and market value of fixed maturity securities - available for sale for the periods indicated.

(Dollars in millions)	At December 31, 2022				
	Amortized Cost	Allowance for Credit Losses	Unrealized Appreciation	Unrealized Depreciation	Fair Value
Fixed maturity securities - available for sale:					
U.S. Treasury securities and obligations of					
U.S. government agencies and corporations	$ 1,334	$ -	$ 6	$ (82)	$ 1,257
Obligations of U.S. states and political subdivisions	444	-	2	(32)	413
Corporate securities	7,044	(45)	31	(561)	6,469
Asset-backed securities	4,229	-	5	(171)	4,063
Mortgage-backed securities					
Commercial	1,023	-	-	(105)	919
Agency residential	3,382	-	7	(290)	3,099
Non-agency residential	5	-	-	(1)	4
Foreign government securities	1,586	-	8	(179)	1,415
Foreign corporate securities	5,143	(10)	23	(562)	4,596
Total fixed maturity securities - available for sale	$ 24,191	$ (54)	$ 81	$ (1,982)	$ 22,236

(Some amounts may not reconcile due to rounding.)

(Dollars in millions)	At December 31, 2021				
	Amortized Cost	Allowance for Credit Losses	Unrealized Appreciation	Unrealized Depreciation	Fair Value
Fixed maturity securities - available for sale:					
U.S. Treasury securities and obligations of					
U.S. government agencies and corporations	$ 1,407	$ -	$ 24	$ (10)	$ 1,421
Obligations of U.S. states and political subdivisions	559	-	29	(1)	587
Corporate securities	7,444	(19)	195	(63)	7,557
Asset-backed securities	3,579	(8)	22	(12)	3,582
Mortgage-backed securities					
Commercial	1,032	-	38	(6)	1,064
Agency residential	2,361	-	33	(19)	2,375
Non-agency residential	7	-	-	-	7
Foreign government securities	1,424	-	42	(28)	1,438
Foreign corporate securities	4,251	(3)	95	(65)	4,279
Total fixed maturity securities - available for sale	$ 22,064	$ (30)	$ 478	$ (203)	$ 22,308

(Some amounts may not reconcile due to rounding.)

The following table shows amortized cost, allowance for credit losses, gross unrealized appreciation/(depreciation) and fair value of fixed maturity securities held to maturity for the periods indicated:

	At December 31, 2022				
(Dollars in millions)	Amortized Cost	Allowance for Credit Losses	Unrealized Appreciation	Unrealized Depreciation	Fair Value
Fixed maturity securities - held to maturity:					
Corporate securities	$ 152	$ (2)	$ -	$ (6)	$ 144
Asset-backed securities	661	(6)	2	(15)	642
Mortgage-backed securities					-
Commercial	7	-	-	-	7
Foreign corporate securities	28	(1)	2	-	28
Total fixed maturity securities - held to maturity	$ 848	$ (9)	$ 3	$ (22)	$ 821

(Some amounts may not reconcile due to rounding.)

The amortized cost and market value of fixed maturity securities available for sale are shown in the following table by contractual maturity. Mortgage-backed securities are generally more likely to be prepaid than other fixed maturity securities. As the stated maturity of such securities may not be indicative of actual maturities, the totals for mortgage-backed and asset-backed securities are shown separately.

	At December 31, 2022		At December 31, 2021	
(Dollars in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Fixed maturity securities – available for sale:				
Due in one year or less	$ 1,331	$ 1,314	$ 1,399	$ 1,398
Due after one year through five years	8,131	7,546	7,075	7,154
Due after five years through ten years	4,636	4,057	5,004	5,101
Due after ten years	1,454	1,233	1,606	1,627
Asset-backed securities	4,229	4,063	3,579	3,582
Mortgage-backed securities:				
Commercial	1,023	919	1,032	1,064
Agency residential	3,382	3,099	2,361	2,375
Non-agency residential	5	4	7	7
Total fixed maturity securities -available for sale	$ 24,191	$ 22,236	$ 22,064	$ 22,308

(Some amounts may not reconcile due to rounding.)

The amortized cost and fair value of fixed maturity securities held to maturity are shown in the following table by contractual maturity. Mortgage-backed securities are generally more likely to be prepaid than other fixed maturity securities. As the stated maturity of such securities may not be indicative of actual maturities, the totals for mortgage-backed and asset-backed securities are shown separately.

	At December 31, 2022	
(Dollars in millions)	Amortized Cost	Fair Value
Fixed maturity securities – held to maturity:		
Due in one year or less	$ 5	$ 5
Due after one year through five years	63	61
Due after five years through ten years	43	41
Due after ten years	68	65
Asset-backed securities	661	642
Mortgage-backed securities:		
Commercial	7	7
Total fixed maturity securities - held to maturity	$ 848	$ 821

(Some amounts may not reconcile due to rounding.)

During 2022, the Company re-designated a portion of its fixed maturity securities from its fixed maturity – available for sale portfolio to its fixed maturity – held to maturity portfolio. The fair value of the securities

reclassified at the date of transfer was $722 million, net of allowance for current expected credit losses, which was subsequently recognized as the new amortized cost basis. As of the date of transfer, these securities had an unrealized loss of $53 million, which remained in accumulated other comprehensive income on the balance sheet and will be amortized into income through an adjustment to the yields of the underlying securities over the remaining life of the securities.

The Company evaluated fixed maturity securities classified as held to maturity for current expected credit losses as of December 31, 2022 utilizing risk characteristics of each security, including credit rating, remaining time to maturity, adjusted for prepayment considerations, and subordination level, and applying default and recovery rates, which include the incorporation of historical credit loss experience and macroeconomic forecasts, to develop an estimate of current expected credit losses. These fixed maturities classified as held to maturity are of a high credit quality and are all rated investment grade as of December 31, 2022.

The changes in net unrealized appreciation (depreciation) for the Company's investments are derived from the following sources for the periods indicated:

	Years Ended December 31,	
(Dollars in millions)	2022	2021
Increase (decrease) during the period between the fair value and cost of investments carried at fair value, and deferred taxes thereon:		
Fixed maturity securities and short-term investments	$ (2,225)	$ (542)
Change in unrealized appreciation (depreciation), pre-tax	(2,225)	(542)
Deferred tax benefit (expense)	277	58
Change in unrealized appreciation (depreciation), net of deferred taxes, included in shareholders' equity	$ (1,948)	$ (485)

(Some amounts may not reconcile due to rounding.)

The tables below display the aggregate market value and gross unrealized depreciation of fixed maturity securities, by security type and contractual maturity, in each case subdivided according to length of time that individual securities had been in a continuous unrealized loss position for the periods indicated.

	Duration of Unrealized Loss at December 31, 2022 By Security Type					
	Less than 12 months		Greater than 12 months		Total	
(Dollars in millions)	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
Fixed maturity securities - available for sale:						
U.S. Treasury securities and obligations of						
U.S. government agencies and corporations	$ 668	$ (31)	$ 487	$ (52)	$ 1,155	$ (82)
Obligations of U.S. states and political subdivisions	235	(23)	27	(9)	261	(32)
Corporate securities	4,143	(326)	1,316	(234)	5,459	(561)
Asset-backed securities	3,204	(142)	456	(29)	3,661	(171)
Mortgage-backed securities						
Commercial	806	(90)	101	(15)	907	(105)
Agency residential	1,905	(132)	870	(158)	2,776	(289)
Non-agency residential	4	-	1	(1)	4	-
Foreign government securities	985	(100)	321	(79)	1,306	(179)
Foreign corporate securities	3,264	(372)	853	(189)	4,117	(561)
Total	$ 15,213	$ (1,217)	$ 4,432	$ (764)	$ 19,645	$ (1,982)
Securities where an allowance for credit loss was recorded	2	-	-	-	2	-
Total fixed maturity securities - available for sale	$ 15,215	$ (1,217)	$ 4,432	$ (764)	$ 19,647	$ (1,982)

(Some amounts may not reconcile due to rounding.)

	Duration of Unrealized Loss at December 31, 2022 By Maturity					
	Less than 12 months		Greater than 12 months		Total	
		Gross Unrealized		Gross Unrealized		Gross Unrealized
(Dollars in millions)	Fair Value	Depreciation	Fair Value	Depreciation	Fair Value	Depreciation
Fixed maturity securities - available for sale:						
Due in one year or less	$ 989	$ (19)	$ 40	$ (7)	$ 1,029	$ (26)
Due in one year through five years	4,935	(383)	1,645	(209)	6,580	(592)
Due in five years through ten years	2,698	(360)	911	(230)	3,609	(590)
Due after ten years	672	(91)	408	(116)	1,080	(207)
Asset-backed securities	3,204	(142)	456	(29)	3,661	(171)
Mortgage-backed securities	2,715	(222)	972	(173)	3,687	(395)
Total	$ 15,213	$ (1,217)	$ 4,432	$ (764)	$ 19,645	$ (1,982)
Securities where an allowance for credit loss was recorded	2	-	-	-	2	-
Total fixed maturity securities - available for sale	$ 15,215	$ (1,217)	$ 4,432	$ (764)	$ 19,647	$ (1,982)

(Some amounts may not reconcile due to rounding.)

The aggregate market value and gross unrealized losses related to investments in an unrealized loss position at December 31, 2022 were $19.6 billion and $2.0 billion, respectively. The market value of securities for the single issuer (the United States government) whose securities comprised the largest unrealized loss position at December 31, 2022, did not exceed 5.2% of the overall market value of the Company's fixed maturity securities. The market value of the securities for the issuer with the second largest unrealized loss comprised less than 0.2% of the Company's fixed maturity securities. In addition, as indicated on the above table, there was no significant concentration of unrealized losses in any one market sector. The $1.2 billion of unrealized losses related to fixed maturity securities that have been in an unrealized loss position for less than one year were generally comprised of domestic and foreign corporate securities, asset-backed securities, agency residential mortgage-backed securities and foreign government securities. Of these unrealized losses, $1.1 billion were related to securities that were rated investment grade by at least one nationally recognized statistical rating agency. The $764 million of unrealized losses related to fixed maturity securities in an unrealized loss position for more than one year related primarily to domestic and foreign corporate securities, agency residential mortgage-backed securities and foreign government securities. Of these unrealized losses, $732 million were related to securities that were rated investment grade by at least one nationally recognized statistical rating agency. In all instances, there were no projected cash flow shortfalls to recover the full book value of the investments and the related interest obligations. The mortgage-backed securities still have excess credit coverage and are current on interest and principal payments.

The Company, given the size of its investment portfolio and capital position, does not have the intent to sell these securities; and it is more likely than not that the Company will not have to sell the security before recovery of its cost basis. In addition, all securities currently in an unrealized loss position are current with respect to principal and interest payments.

The tables below display the aggregate market value and gross unrealized depreciation of fixed maturity securities, by security type and contractual maturity, in each case subdivided according to length of time that individual securities had been in a continuous unrealized loss position for the periods indicated. The amounts presented in the tables below include $16 million of market value and $(0.4) million of gross unrealized depreciation as of December 31, 2021 related to fixed maturity securities for which the Company has recorded an allowance for credit losses.

| | Duration of Unrealized Loss at December 31, 2021 By Security Type | | | | | |
| | Less than 12 months | | Greater than 12 months | | Total | |
(Dollars in millions)	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
Fixed maturity securities - available for sale:						
U.S. Treasury securities and obligations of						
U.S. government agencies and corporations	$ 504	$ (6)	$ 92	$ (4)	$ 596	$ (10)
Obligations of U.S. states and political subdivisions	51	(1)	3	-	54	(1)
Corporate securities	2,133	(38)	473	(24)	2,605	(63)
Asset-backed securities	1,954	(11)	42	(1)	1,996	(12)
Mortgage-backed securities						
Commercial	222	(3)	40	(3)	262	(6)
Agency residential	1,101	(12)	280	(7)	1,381	(19)
Non-agency residential	2	-	-	-	2	-
Foreign government securities	392	(10)	101	(18)	493	(28)
Foreign corporate securities	1,735	(46)	211	(18)	1,945	(65)
Total fixed maturity securities - available for sale	$ 8,094	$ (128)	$ 1,241	$ (75)	$ 9,335	$ (203)

(Some amounts may not reconcile due to rounding.)

| | Duration of Unrealized Loss at December 31, 2021 By Maturity | | | | | |
| | Less than 12 months | | Greater than 12 months | | Total | |
(Dollars in millions)	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
Fixed maturity securities - available for sale:						
Due in one year or less	$ 130	$ (2)	$ 137	$ (12)	$ 267	$ (14)
Due in one year through five years	2,165	(35)	446	(29)	2,612	(64)
Due in five years through ten years	1,728	(47)	244	(22)	1,972	(69)
Due after ten years	792	(16)	51	(3)	843	(19)
Asset-backed securities	1,954	(11)	42	(1)	1,996	(12)
Mortgage-backed securities	1,325	(15)	320	(10)	1,646	(25)
Total fixed maturity securities - available for sale	$ 8,094	$ (128)	$ 1,241	$ (75)	$ 9,335	$ (203)

(Some amounts may not reconcile due to rounding.)

The aggregate market value and gross unrealized losses related to investments in an unrealized loss position at December 31, 2021 were $9.3 billion and $203 million, respectively. The market value of securities for the single issuer (the United States government) whose securities comprised the largest unrealized loss position at December 31, 2021, did not exceed 2.7% of the overall market value of the Company's fixed maturity securities. The market value of the securities for the issuer with the second largest unrealized loss comprised less than 0.5% of the Company's fixed maturity securities. In addition, as indicated on the above table, there was no significant concentration of unrealized losses in any one market sector. The $128 million of unrealized losses related to fixed maturity securities that have been in an unrealized loss position for less than one year were generally comprised of domestic and foreign corporate securities, agency residential asset-backed securities and foreign government securities. Of these unrealized losses, $116 million were related to securities that were rated investment grade by at least one nationally recognized statistical rating agency. The $75 million of unrealized losses related to fixed maturity securities in an unrealized loss position for more than one year related primarily to domestic and foreign corporate securities, foreign government securities and agency residential mortgage-backed securities. Of these unrealized losses, $72 million were related to securities that were rated investment grade by at least one nationally recognized statistical rating agency. In all instances, there were no projected cash flow shortfalls to recover the full book value of the investments and the related interest obligations. The mortgage-backed securities still have excess credit coverage and are current on interest and principal payments.

The components of net investment income are presented in the table below for the periods indicated:

		Years Ended December 31,				
(Dollars in millions)		2022		2021		2020
Fixed maturities	$	742	$	561	$	542
Equity securities		16		17		19
Short-term investments and cash		28		1		5
Other invested assets						
Limited partnerships		75		565		113
Other		29		63		2
Gross investment income before adjustments		890		1,208		681
Funds held interest income (expense)		2		12		13
Future policy benefit reserve income (expense)		-		(1)		(1)
Gross investment income		892		1,219		692
Investment expenses		(62)		(54)		(50)
Net investment income	$	830	$	1,165	$	642

(Some amounts may not reconcile due to rounding.)

The Company records results from limited partnership investments on the equity method of accounting with changes in value reported through net investment income. The net investment income from limited partnerships is dependent upon the Company's share of the net asset values of interests underlying each limited partnership. Due to the timing of receiving financial information from these partnerships, the results are generally reported on a one month or quarter lag. If the Company determines there has been a significant decline in value of a limited partnership during this lag period, a loss will be recorded in the period in which the Company identifies the decline.

The Company had contractual commitments to invest up to an additional $2.6 billion in limited partnerships and private placement loans at December 31, 2022. These commitments will be funded when called in accordance with the partnership and loan agreements, which have investment periods that expire, unless extended, through 2026.

During the fourth quarter of 2022, the Company entered into corporate-owned life insurance policies, which are carried within other invested assets at policy cash surrender value of $939 million as of December 31, 2022.

Variable Interest Entities
The Company is engaged with various special purpose entities and other entities that are deemed to be VIEs primarily as an investor through normal investment activities but also as an investment manager. A VIE is an entity that either has investors that lack certain essential characteristics of a controlling financial interest, such as simple majority kick-out rights, or lacks sufficient funds to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and therefore is the primary beneficiary. The Company is deemed to have a controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. Based on the Company's assessment, if it determines it is the primary beneficiary, the Company consolidates the VIE in the Company's Consolidated Financial Statements. As of December 31, 2022 and 2021, the Company did not hold any securities for which it is the primary beneficiary.

The Company, through normal investment activities, makes passive investments in general and limited partnerships and other alternative investments. For these non-consolidated VIEs, the Company has determined it is not the primary beneficiary as it has no ability to direct activities that could significantly affect the economic performance of the investments. The Company's maximum exposure to loss as of December 31, 2022 and 2021 is limited to the total carrying value of $4.1 billion and $2.9 billion, respectively, which are included in general and limited partnerships and other alternative investments in Other Invested Assets in the Company's Consolidated Balance Sheets. As of December 31, 2022, the Company has outstanding commitments totaling $2.1 billion whereby the Company is committed to fund these investments and may be called by the partnership during the commitment period to fund the purchase of new investments and partnership expenses. These investments are generally of a passive nature in that the Company does not take an active role in management.

In addition, the Company makes passive investments in structured securities issued by VIEs for which the Company is not the manager. These investments are included in asset-backed securities, which includes collateralized loan obligations and are classified as fixed maturities. The Company has not provided financial or other support with respect to these investments other than its original investment. For these investments, the Company determined it is not the primary beneficiary due to the relative size of the Company's investment in comparison to the principal amount of the structured securities issued by the VIEs, the level of credit subordination which reduces the Company's obligation to absorb losses or right to receive benefits and the Company's inability to direct the activities that most significantly impact the economic performance of the VIEs. The Company's maximum exposure to loss on these investments is limited to the amount of the Company's investment.

The components of net realized capital gains (losses) are presented in the table below for the periods indicated:

	Years Ended December 31,		
(Dollars in millions)	2022	2021	2020
Fixed maturity securities:			
Allowance for credit losses	$ (33)	$ (28)	$ (2)
Net realized gains (losses) from dispositions	(87)	17	(5)
Gains (losses) from fair value adjustments	-	-	2
Equity securities:			
Net realized gains (losses) from dispositions	112	28	(9)
Gains (losses) from fair value adjustments	(460)	236	278
Other invested assets	13	6	2
Short-term investments gain (loss)	-	-	1
Total net realized gains (losses) on investments	$ (455)	$ 258	$ 268

(Some amounts may not reconcile due to rounding.)

The following tables provide a roll forward of the Company's beginning and ending balance of allowance for credit losses for the periods indicated:

(Dollars in millions)	Roll Forward of Allowance for Credit Losses Twelve Months Ended December 31, 2022 Corporate Securities	Asset-Backed Securities	Foreign Corporate Securities	Total
Beginning Balance	$ (19)	$ (8)	$ (3)	$ (30)
Credit losses on securities where credit losses were not previously recorded [1]	(13)	(6)	(17)	(35)
Increases in allowance on previously impaired securities	(20)	-	(1)	(21)
Decreases in allowance on previously impaired securities	-	-	-	-
Reduction in allowance due to disposals	6	8	10	23
Balance as of December 31	$ (46)	$ (6)	$ (11)	$ (63)

(Some amounts may not reconcile due to rounding.)

[1] Credit losses recorded as of December 31, 2022 for HTM were $2 million, $6 million and $1 million for Corporate, asset-backed securities and foreign corporate securities, respectively.

(Dollars in millions)	Roll Forward of Allowance for Credit Losses Twelve Months Ended December 31, 2021 Corporate Securities	Asset-Backed Securities	Foreign Corporate Securities	Total
Beginning Balance	$ (1)	$ -	$ (1)	$ (2)
Credit losses on securities where credit losses were not previously recorded	(21)	(5)	(2)	(29)
Increases in allowance on previously impaired securities	(3)	(3)	-	(5)
Decreases in allowance on previously				
Reduction in allowance due to disposals	6	-	-	6
Balance as of December 31	$ (19)	$ (8)	$ (3)	$ (30)

(Some amounts may not reconcile due to rounding.)

The proceeds and split between gross gains and losses, from sales of fixed maturity securities - available for sale and equity securities, are presented in the table below for the periods indicated:

(Dollars in millions)	Years Ended December 31, 2022	2021	2020
Proceeds from sales of fixed maturity securities - available for sale	$ 1,403	$ 1,916	$ 1,951
Gross gains from sales	40	72	80
Gross losses from sales	(127)	(55)	(85)
Proceeds from sales of equity securities	$ 2,217	$ 990	$ 376
Gross gains from sales	165	42	37
Gross losses from sales	(53)	(15)	(46)

Securities with a carrying value amount of $1.4 billion at December 31, 2022 were on deposit with various state or governmental insurance departments in compliance with insurance laws.

3. RESERVE FOR LOSSES, LAE AND FUTURE POLICY BENEFIT RESERVE

Reserves for losses and LAE.
The following table provides a roll forward of the Company's beginning and ending reserve for losses and LAE is summarized for the periods indicated:

		Years Ended December 31,				
(Dollars in millions)		2022		2021		2020
Gross reserves beginning of period	$	19,009	$	16,322	$	13,531
Less reinsurance recoverables on unpaid losses		(1,946)		(1,844)		(1,641)
Net reserves beginning of period		17,063		14,478		11,891
Incurred related to:						
Current year		8,102		7,400		6,149
Prior years		(2)		(9)		401
Total incurred losses and LAE		8,100		7,391		6,551
Paid related to:						
Current year		1,220		2,491		2,046
Prior years		3,740		2,226		2,078
Total paid losses and LAE		4,960		4,717		4,124
Foreign exchange/translation adjustment		(243)		(89)		161
Net reserves end of period		19,960		17,063		14,478
Plus reinsurance recoverables on unpaid losses		2,105		1,946		1,844
Gross reserves end of period	$	22,065	$	19,009	$	16,322

(Some amounts may not reconcile due to rounding.)

Current year incurred losses were $8.1 billion, $7.4 billion and $6.1 billion in 2022, 2021 and 2020, respectively. Gross and net reserves increased in 2022, reflecting an increase in underlying exposure due to earned premium growth, year over year, the impact of $45 million of incurred losses related to the Ukraine/Russia war, partially offset by decrease of $80 million in 2022 current year catastrophe losses compared to 2021.

The war in the Ukraine is ongoing and an evolving event. Economic and legal sanctions have been levied against Russia, specific named individuals and entities connected to the Russian government, as well as businesses located in the Russian Federation and/or owned by Russian nationals by numerous countries, including the United States. The significant political and economic uncertainty surrounding the war and associated sanctions have impacted economic and investment markets both within Russia and around the world.

The increase in current year incurred losses from 2020 to 2021 was primarily related to an increase of $710 million in current year catastrophe losses and an increase of $541 million in current year attritional losses. The increase in current year attritional losses was mainly due to the growth in premiums earned, partially mitigated by $511 million of losses related to COVID-19 in 2020 which did not recur in 2021.

Incurred prior years losses were $(2) million in 2022, ($9) million in 2021 and $401 million in 2020. The favorable development on prior year reserves of ($2) million in 2022 is primarily driven by better than expected loss emergence in workers' compensation and surety lines of business, as well as attritional property. The favorable development on prior year reserves of ($9) million in 2021 is primarily driven by a commutation and reserve releases within the reinsurance segment. The increase for 2020 primarily related to higher ultimate loss estimates for long-tail casualty business in the reinsurance segment for accident years 2015 to 2018, notably general liability, professional lines, and auto liability. The reserve charge also includes actions on non-CAT property lines, primarily for the 2017 to 2019 accident years and driven by a few large losses to aggregate programs.

The following is information about incurred and paid claims development as of December 31, 2022, net of reinsurance, as well as cumulative claim frequency and the total of incurred but not reported liabilities (IBNR) plus expected development on reported claims included within the net incurred claims amounts. Each of the Company's financial reporting segments has been disaggregated into casualty and property business. The casualty and property segregation results in groups that have homogeneous loss development characteristics and are large enough to represent credible trends. Generally, casualty claims take longer to be reported and settled, resulting in longer payout patterns and increased volatility. Property claims on the other hand, tend to be reported and settled quicker and therefore tend to exhibit less volatility. The property business is more exposed to catastrophe losses, which can result in year over year fluctuations in incurred claims depending on the frequency and severity of catastrophes claims in any one accident year.

The information about incurred and paid claims development for the years ended December 31, 2013 to December 31, 2021 is presented as supplementary information.

The Cumulative Number of Reported Claims is shown only for Insurance Casualty as it is impractical to provide the information for the remaining groups. The reinsurance groups each include pro rata contracts for which ceding companies provide only summary information via a bordereau. This summary information does not include the number of reported claims underlying the paid and reported losses. Therefore, it is not possible to provide this information. The Insurance Property group includes Accident & Health insurance business. This business is written via a master contract and individual claim counts are not provided. This business represents a significant enough portion of the business in the Insurance Property group so that including the number of reported claims for the remaining business would distort any analytics performed on the group.

The Cumulative Number of Reported Claims shown for the Insurance Casualty is determined by claim and line of business. For example, a claim event with three claimants in the same line of business is a single claim. However, a claim event with a single claimant that spans two lines of business contributes two claims.

The following tables present the ultimate loss and ALAE and the paid loss and ALAE, net of reinsurance for casualty and property, as well as the average annual percentage payout of incurred claims by age, net of reinsurance for each of our disclosed lines of business.

Reinsurance – Casualty Business

	Ultimate Incurred Loss and Allocated Loss Adjustment Expenses, Net of reinsurance										At December 31, 2022	
											Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	Years Ended December 31,											
Accident Year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022		
(Dollars in millions)												
2013	$ 710	$ 801	$ 788	$ 779	$ 748	$ 719	$ 699	$ 699	$ 694	$ 684	$ 11	N/A
2014		762	800	807	783	741	719	732	730	720	13	N/A
2015			777	818	814	811	795	832	832	829	47	N/A
2016				790	865	862	857	933	935	965	91	N/A
2017					870	830	837	918	926	982	132	N/A
2018						1,311	1,309	1,386	1,416	1,485	354	N/A
2019							1,683	1,748	1,751	1,775	727	N/A
2020								1,896	1,867	1,846	1,178	N/A
2021									2,454	2,449	1,829	N/A
2022										2,818	2,133	N/A
										$ 14,554		

(Some amounts may not reconcile due to rounding.)

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance									
	Years Ended December 31,									
Accident Year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
(Dollars in millions)										
2013	$ 48	$ 121	$ 211	$ 310	$ 383	$ 489	$ 540	$ 565	$ 593	$ 603
2014		57	122	212	301	426	501	545	585	607
2015			57	157	263	408	497	565	611	647
2016				88	187	320	426	539	614	690
2017					80	185	316	455	575	677
2018						154	284	456	616	803
2019							208	338	511	718
2020								190	300	489
2021									214	318
2022										200
										$ 5,754
All outstanding liabilities prior to 2013, net of reinsurance										916
Liabilities for claims and claim adjustment expenses, net of reinsurance										$ 9,715

(Some amounts may not reconcile due to rounding.)

	Average Annual Percentage Payout of Incurred Loss by Age, Net of Reinsurance (unaudited)									
Years	1	2	3	4	5	6	7	8	9	10
Casualty	8.9 %	7.8 %	11.7 %	12.7 %	12.5 %	10.2 %	6.8 %	4.5 %	3.6 %	1.5 %

Reinsurance – Property Business

	Ultimate Incurred Loss and Allocated Loss Adjustment Expenses, Net of reinsurance										At December 31, 2022 Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	Years Ended December 31,											
Accident Year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022		
(Dollars in millions)												
2013	$ 1,275	$ 930	$ 819	$ 763	$ 757	$ 753	$ 760	$ 758	$ 758	$ 757	$ 2	N/A
2014		1,343	1,181	1,030	937	933	937	930	930	928	3	N/A
2015			1,386	1,053	976	950	952	945	946	943	2	N/A
2016				1,695	1,518	1,554	1,548	1,526	1,527	1,523	10	N/A
2017					2,784	3,407	3,518	3,647	3,692	3,703	3	N/A
2018						2,611	2,486	2,488	2,426	2,379	24	N/A
2019							2,038	2,070	2,015	1,899	29	N/A
2020								2,408	2,481	2,425	240	N/A
2021									2,754	2,780	476	N/A
2022										3,257	1,898	N/A
										$ 20,594		

(Some amounts may not reconcile due to rounding.)

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance									
	Years Ended December 31,									
Accident Year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
(Dollars in millions)										
2013	$ 375	$ 510	$ 638	$ 693	$ 713	$ 723	$ 732	$ 733	$ 733	$ 735
2014		366	641	769	842	874	884	891	892	893
2015			377	607	759	842	869	891	900	905
2016				469	961	1,249	1,367	1,421	1,441	1,454
2017					819	2,180	2,744	3,130	3,332	3,426
2018						545	1,525	1,878	2,065	2,136
2019							730	1,185	1,505	1,667
2020								584	1,321	1,733
2021									684	1,534
2022										652
										$ 15,134
All outstanding liabilities prior to 2013, net of reinsurance										103
Liabilities for claims and claim adjustment expenses, net of reinsurance										$ 5,562

(Some amounts may not reconcile due to rounding.)

	Average Annual Percentage Payout of Incurred Loss by Age, Net of Reinsurance (unaudited)									
Years	1	2	3	4	5	6	7	8	9	10
Property	27.2 %	31.8 %	16.1 %	8.8 %	4.0 %	2.0 %	0.9 %	0.3 %	0.1 %	0.1 %

Insurance – Casualty Business

| | | | | | | | Ultimate Incurred Loss and Allocated Loss Adjustment Expenses, Net of reinsurance | | | | At December 31, 2022 | |
| | | | | | | | Years Ended December 31, | | | | Total of IBNR Liabilities Plus Expected Development on Reported | Cumulative Number of Reported |
Accident Year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022	Claims	Claims
(Dollars in millions)												
2013	$ 393	$ 393	$ 393	$ 393	$ 351	$ 344	$ 351	$ 350	$ 350	$ 347	$ 25	$ 22,031
2014		431	457	454	460	396	397	398	397	398	32	26,449
2015			519	527	535	541	467	471	471	477	40	29,020
2016				552	550	579	612	549	538	540	53	34,164
2017					610	600	620	652	628	629	85	38,344
2018						701	705	742	755	769	154	39,029
2019							848	844	876	885	204	42,006
2020								993	1,049	1,043	416	39,545
2021									1,189	1,246	732	44,274
2022										1,367	865	37,739
										$ 7,703		

(Some amounts may not reconcile due to rounding.)

| | | | | | Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance | | | | | |
| | | | | | Years Ended December 31, | | | | | |
Accident Year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
(Dollars in millions)										
2013	$ 33	$ 117	$ 176	$ 225	$ 260	$ 286	$ 304	$ 311	$ 317	$ 321
2014		41	125	202	257	297	325	339	350	360
2015			44	135	219	292	353	382	413	435
2016				55	164	268	341	400	443	481
2017					54	172	280	378	453	529
2018						63	207	317	443	594
2019							72	234	397	551
2020								66	236	388
2021									109	261
2022										85
										$ 4,003

All outstanding liabilities prior to 2013, net of reinsurance	127
Liabilities for claims and claim adjustment expenses, net of reinsurance	$ 3,828

(Some amounts may not reconcile due to rounding.)

| | | | | Average Annual Percentage Payout of Incurred Loss by Age, Net of Reinsurance (unaudited) | | | | | |
Years	1	2	3	4	5	6	7	8	9	10
Casualty	8.1 %	17.6 %	16.8 %	15.5 %	13.4 %	8.4 %	5.7 %	3.3 %	2.1 %	1.3 %

Insurance – Property Business

	Ultimate Incurred Loss and Allocated Loss Adjustment Expenses, Net of reinsurance Years Ended December 31,										At December 31, 2022 Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022		
(Dollars in millions)												
2013	$ 112	$ 98	$ 91	$ 92	$ 92	$ 92	$ 92	$ 92	$ 92	$ 92	$ -	N/A
2014		132	123	120	119	119	119	119	119	120	1	N/A
2015			173	153	144	146	144	146	146	150	1	N/A
2016				288	274	279	289	292	294	294	-	N/A
2017					494	499	492	495	489	504	-	N/A
2018						405	400	394	407	422	1	N/A
2019							347	347	351	363	1	N/A
2020								599	507	498	27	N/A
2021									646	579	66	N/A
2022										767	273	N/A
										$ 3,789		

(Some amounts may not reconcile due to rounding.)

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance Years Ended December 31,									
Accident Year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
(Dollars in millions)										
2013	$ 69	$ 93	$ 92	$ 92	$ 92	$ 92	$ 92	$ 92	$ 92	$ 92
2014		82	116	118	118	118	119	119	119	119
2015			102	141	142	145	146	146	147	147
2016				162	249	271	287	290	293	293
2017					179	423	457	479	496	499
2018						245	357	376	404	418
2019							227	315	339	357
2020								293	416	453
2021									328	473
2022										372
										$ 3,223

All outstanding liabilities prior to 2013, net of reinsurance — -

Liabilities for claims and claim adjustment expenses, net of reinsurance — 566

(Some amounts may not reconcile due to rounding.)

	Average Annual Percentage Payout of Incurred Loss by Age, Net of Reinsurance (unaudited)									
Years	1	2	3	4	5	6	7	8	9	10
Property	54.3 %	31.5 %	5.7 %	4.5 %	2.3 %	1.0 %	0.6 %	0.1 %	0.1 %	- %

Reconciliation of the Disclosure of Incurred and Paid Claims Development to the Liability for Unpaid Claims and Claim Adjustment Expenses

The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses in the consolidated statement of financial position is as follows.

	December 31, 2022
(Dollars in thousands)	
Net outstanding liabilities	
Reinsurance Casualty	$ 9,715
Reinsurance Property	5,562
Insurance Casualty	3,828
Insurance Property	566
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	19,671
Reinsurance recoverable on unpaid claims	
Reinsurance Casualty	150
Reinsurance Property	576
Insurance Casualty	1,220
Insurance Property	160
Total reinsurance recoverable on unpaid claims	2,105
Insurance lines other than short-duration	-
Unallocated claims adjustment expenses	244
Other	45
	289
Total gross liability for unpaid claims and claim adjustment expense	$ 22,065

(Some amounts may not reconcile due to rounding.)

Reserving Methodology

The Company maintains reserves equal to our estimated ultimate liability for losses and loss adjustment expense (LAE) for reported and unreported claims for our insurance and reinsurance businesses. Because reserves are based on estimates of ultimate losses and LAE by underwriting or accident year, the Company uses a variety of statistical and actuarial techniques to monitor reserve adequacy over time, evaluate new information as it becomes known, and adjust reserves whenever an adjustment appears warranted. The Company considers many factors when setting reserves including: (1) exposure base and projected ultimate premium; (2) expected loss ratios by product and class of business, which are developed collaboratively by underwriters and actuaries; (3) actuarial methodologies and assumptions which analyze loss reporting and payment experience, reports from ceding companies and historical trends, such as reserving patterns, loss payments, and product mix; (4) current legal interpretations of coverage and liability; and (5) economic conditions. Management's best estimate is developed through collaboration with actuarial, underwriting, claims, legal and finance departments and culminates with the input of reserve committees. Each segment reserve committee includes the participation of the relevant parties from actuarial, finance, claims and segment senior management and has the responsibility for recommending and approving management's best estimate. Reserves are further reviewed by Everest's Chief Reserving Actuary and senior management. The objective of such process is to determine a single best estimate viewed by management to be the best estimate of its ultimate loss liability. Actual loss and LAE ultimately paid may deviate, perhaps substantially, from such reserves. Net income will be impacted in a period in which the change in estimated ultimate loss and LAE is recorded.

The detailed data required to evaluate ultimate losses for the Company's insurance business is accumulated from its underwriting and claim systems. Reserving for reinsurance requires evaluation of loss information received from ceding companies. Ceding companies report losses in many forms depending on the type of contract and the agreed or contractual reporting requirements. Generally, pro rata contracts require the submission of a monthly/quarterly account, which includes premium and loss activity for the period with corresponding reserves as established by the ceding company. This information is recorded in the Company's records. For certain pro rata contracts, the Company may require a detailed loss report for claims that exceed a certain dollar threshold or relate to a particular type of loss. Excess of loss and facultative contracts generally require individual loss reporting with precautionary notices provided when a loss reaches a significant percentage of the attachment point of the contract or when certain causes of loss or types of injury occur. Experienced claims staff handle individual loss reports and supporting claim information. Based on evaluation of a claim, the Company may establish additional case reserves in addition to the case reserves reported by the ceding company. To ensure ceding companies are submitting required and accurate data, Everest's Underwriting, Claim, Reinsurance Accounting, and Internal Audit Departments perform various reviews of ceding companies, particularly larger ceding companies, including on-site audits.

The Company segments both reinsurance and insurance reserves into exposure groupings for actuarial analysis. The Company assigns business to exposure groupings so that the underlying exposures have reasonably homogeneous loss development characteristics and are large enough to facilitate credible estimation of ultimate losses. The Company periodically reviews its exposure groupings and may change groupings over time as business changes. The Company currently uses approximately 200 exposure groupings to develop reserve estimates. One of the key selection characteristics for the exposure groupings is the historical duration of the claims settlement process. Business in which claims are reported and settled relatively quickly are commonly referred to as short tail lines, principally property lines. Casualty claims tend to take longer to be reported and settled and casualty lines are generally referred to as long tail lines. Estimates of ultimate losses for shorter tail lines, with the exception of loss estimates for large catastrophic events, generally exhibit less volatility than those for the longer tail lines.

The Company uses a variety of actuarial methodologies, such as the expected loss ratio method, chain ladder methods, and Bornhuetter-Ferguson methods, supplemented by judgment where appropriate, to estimate ultimate loss and LAE for each exposure group.

Expected Loss Ratio Method: The expected loss ratio method uses earned premium times an expected loss ratio to calculate ultimate losses for a given underwriting or accident year. This method relies entirely on expectation to project ultimate losses with no consideration given to actual losses. As such, it may be appropriate for an immature underwriting or accident year where few, if any, losses have been reported or paid, but less appropriate for a more mature year.

Chain Ladder Method: Chain ladder methods use a standard loss development triangle to project ultimate losses. Age-to-age development factors are selected for each development period and combined to calculate age-to-ultimate development factors which are then applied to paid or reported losses to project ultimate losses. This method relies entirely on actual paid or reported losses to project ultimate losses. No other factors such as changes in pricing or other expectations are taken into account. It is most appropriate for groups with homogeneous, stable experience where past development patterns are expected to continue in the future. It is least appropriate for groups which have changed significantly over time or which are more volatile.

Bornhuetter-Ferguson Method: The Bornhuetter-Ferguson method is a combination of the expected loss ratio method and the chain ladder method. Ultimate losses are projected based partly on actual paid or reported losses and partly on expectation. Incurred but not reported (IBNR) reserves are calculated using earned premium, an a priori loss ratio, and selected age-to-age development factors and added to actual reported (paid) losses to determine ultimate losses. It is more responsive to actual reported or paid development than the expected loss ratio method but less responsive than the chain ladder method. The reliability of the method depends on the accuracy of the selected a priori loss ratio.

Although the Company uses similar actuarial methods for both short tail and long tail lines, the faster reporting of experience for the short tail lines allows the Company to have greater confidence in its estimates of ultimate losses for short tail lines at an earlier stage than for long tail lines. As a result, the Company utilizes, as well, exposure-based methods to estimate its ultimate losses for longer tail lines, especially for immature underwriting or accident years. For both short and long tail lines, the Company supplements these general approaches with analytically based judgments.

Key actuarial assumptions contain no explicit provisions for reserve uncertainty nor does the Company supplement the actuarially determined reserves for uncertainty.

Carried reserves at each reporting date are the management's best estimate of ultimate unpaid losses and LAE at that date. The Company completes detailed reserve studies for each exposure group annually for both reinsurance and insurance operations. The completed annual reserve studies are "rolled-forward" for each accounting period until the subsequent reserve study is completed. Analyzing the roll-forward process involves comparing actual reported losses to expected losses based on the most recent reserve study. The Company analyzes significant variances between actual and expected losses and post adjustments to its reserves as warranted.

Certain reserves, including losses from widespread catastrophic events and COVID-19 related losses, cannot be estimated using traditional actuarial methods. These types of events are reserved for separately using a variety of statistical and actuarial techniques. We estimate losses for these types of events based on information derived from catastrophe models, quantitative and qualitative exposure analyses, reports and communications from ceding companies and development patterns for historically similar events, where available.

The Company continues to receive claims under expired insurance and reinsurance contracts asserting injuries and/or damages relating to or resulting from environmental pollution and hazardous substances, including asbestos. Environmental claims typically assert liability for (a) the mitigation or remediation of environmental contamination or (b) bodily injury or property damage caused by the release of hazardous substances into the land, air or water. Asbestos claims typically assert liability for bodily injury from exposure to asbestos or for property damage resulting from asbestos or products containing asbestos.

The Company's reserves include an estimate of the Company's ultimate liability for A&E claims. The Company's A&E liabilities emanate from Mt. McKinley Insurance Company's, a former wholly owned subsidiary that was sold in 2015, direct insurance business and Everest Re's assumed reinsurance business. All of the contracts of insurance and reinsurance, under which the Company has received claims during the past three years, expired more than 20 years ago. There are significant uncertainties surrounding the Company's reserves for its A&E losses.

A&E exposures represent a separate exposure group for monitoring and evaluating reserve adequacy. The following table summarizes incurred losses with respect to A&E reserves on both a gross and net of reinsurance basis for the periods indicated:

	At December 31,		
(Dollars in millions)	2022	2021	2020
Gross basis:			
Beginning of period reserves	$ 175	$ 219	$ 258
Incurred losses	144	11	2
Paid losses	(42)	(55)	(40)
End of period reserves	$ 278	$ 175	$ 219
Net basis:			
Beginning of period reserves	$ 156	$ 198	$ 229
Incurred losses	138	-	(1)
Paid losses	(37)	(42)	(30)
End of period reserves	$ 257	$ 156	$ 198

(Some amounts may not reconcile due to rounding.)

In 2015, the Company sold Mt. McKinley to Clearwater Insurance Company, a subsidiary of Fairfax Financial. Concurrently with the closing, the Company entered into a retrocession treaty with an affiliate of Clearwater Insurance Company. Per the retrocession treaty, the Company retroceded 100% of the liabilities associated with certain Mt. McKinley policies, which related entirely to A&E business and had been reinsured by Bermuda Re. As consideration for entering into the retrocession treaty, Everest Re Bermuda transferred cash of $140 million, an amount equal to the net loss reserves as of the closing date. The maximum liability retroceded under the retrocession treaty will be $440 million, equal to the retrocession payment plus $300 million. The Company will retain liability for any amounts exceeding the maximum liability retroceded under the retrocession treaty.

On December 20, 2019, the retrocession treaty was amended and included a partial commutation. As a result of this amendment and partial commutation, gross A&E reserves and correspondingly reinsurance receivable were reduced by $43 million. In addition, the maximum liability permitted to be retroceded increased to $450 million.

In 2022 the Company posted additional A&E reserves of $138m, following a comprehensive actuarial reserving review. This increase in reserves brings the Company A&E position in line with the overall industry survival ratios.

Reinsurance Recoverables.

Reinsurance recoverables for both paid and unpaid losses totaled $2.2 billion and $2.1 billion at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022, $520 million, or 23.2%, was receivable from Mt. Logan Re collateralized segregated accounts; $283 million, or 12.6%, was receivable from Munich Reinsurance America, Inc. and $148 million, or 6.6%, was recoverable from Endurance Reinsurance Corporation of America. No other retrocessionaire accounted for more than 5% of our receivables.

Future Policy Benefit Reserve.

Activity in the reserve for future policy benefits is summarized for the periods indicated:

	At December 31,		
(Dollars in thousands)	2022	2021	2020
Balance at beginning of year	$ 36	$ 38	$ 43
Liabilities assumed	-	-	-
Adjustments to reserves	(3)	1	(1)
Benefits paid in the current year	(4)	(3)	(4)
Balance at end of year	$ 29	$ 36	$ 38

(Some amounts may not reconcile due to rounding.)

4. FAIR VALUE

GAAP guidance regarding fair value measurements address how companies should measure fair value when they are required to use fair value measures for recognition or disclosure purposes under GAAP and provides a common definition of fair value to be used throughout GAAP. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants at the measurement date. In addition, it establishes a three-level valuation hierarchy for the disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability. The level in the hierarchy within which a given fair value measurement falls is determined based on the lowest level input that is significant to the measurement, with Level 1 being the highest priority and Level 3 being the lowest priority.

The levels in the hierarchy are defined as follows:

Level 1: Inputs to the valuation methodology are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in an active market;

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's fixed maturity and equity securities are primarily managed by third party investment asset managers. The investment asset managers managing publicly traded securities obtain prices from nationally recognized pricing services.   These services seek to utilize market data and observations in their evaluation process. They use pricing applications that vary by asset class and incorporate available market information and when fixed maturity securities do not trade on a daily basis the services will apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. In addition, they use model processes, such as the Option Adjusted Spread model to develop prepayment and interest rate scenarios for securities that have prepayment features.

The investment asset managers do not make any changes to prices received from either the pricing services or the investment brokers. In addition, the investment asset managers have procedures in place to review the reasonableness of the prices from the service providers and may request verification of the prices. The Company also continually performs quantitative and qualitative analysis of prices, including but not limited to initial and ongoing review of pricing methodologies, review of prices obtained from pricing services and third party investment asset managers, review of pricing statistics and trends, and comparison of prices for certain securities with a secondary price source for reasonableness. No material variances were noted during these price validation procedures. In limited situations, where financial markets are inactive or illiquid, the Company may use its own assumptions about future cash flows and risk-adjusted discount rates to determine fair value.

At December 31, 2022, $1.7 billion of fixed maturities, fair value were fair valued using unobservable inputs. The majority of these fixed maturities were valued by investment managers' valuation committees and many of these fair values were substantiated by valuations from independent third parties. The Company has procedures in place to evaluate these independent third party valuations. At December 31, 2021, $2.1 billion of fixed maturities, fair value were fair valued using unobservable inputs.

The Company internally manages a public equity portfolio which had a fair value at December 31, 2022 and December 31, 2021 of $97 million and $1.3 billion, respectively. The Company internally manages a portfolio of collateralized loan obligations included in asset-backed securities which had a fair value of $2.6 billion and $2.0 billion at December 31, 2022 and December 31, 2021, respectively. All prices for these securities were obtained from publicly published sources or nationally recognized pricing vendors.

Equity securities denominated in U.S. currency with quoted prices in active markets for identical assets are categorized as Level 1 since the quoted prices are directly observable. Equity securities traded on foreign exchanges are categorized as Level 2 due to the added input of a foreign exchange conversion rate to determine fair value. The Company uses foreign currency exchange rates published by nationally recognized sources.

Fixed maturity securities listed in the tables have been categorized as Level 2, since a particular security may not have traded but the pricing services are able to use valuation models with observable market inputs such as interest rate yield curves and prices for similar fixed maturity securities in terms of issuer, maturity and seniority. For foreign government securities and foreign corporate securities, the fair values provided by the third party pricing services in local currencies, and where applicable, are converted to U.S. dollars using currency exchange rates from nationally recognized sources.

In addition to the valuations from investment managers, some of the fixed maturities with fair values categorized as Level 3 result when prices are not available from the nationally recognized pricing services and are derived using unobservable inputs. The Company will value the securities with unobservable inputs using comparable market information or receive fair values from investment managers. The investment managers may obtain non-binding price quotes for the securities from brokers. The single broker quotes are provided by market makers or broker-dealers who are recognized as market participants in the markets in which they are providing the quotes. The prices received from brokers are reviewed for reasonableness by the third party asset managers and the Company. If the broker quotes are for foreign denominated securities, the quotes are converted to U.S. dollars using currency exchange rates from nationally recognized sources.

The composition and valuation inputs for the presented fixed maturities categories Level 1 and Level 2 are as follows:

- U.S. Treasury securities and obligations of U.S. government agencies and corporations are primarily comprised of U.S. Treasury bonds and the fair value is based on observable market inputs such as quoted prices, reported trades, quoted prices for similar issuances or benchmark yields;

- Obligations of U.S. states and political subdivisions are comprised of state and municipal bond issuances and the fair values are based on observable market inputs such as quoted market prices, quoted prices for similar securities, benchmark yields and credit spreads;

- Corporate securities are primarily comprised of U.S. corporate and public utility bond issuances and the fair values are based on observable market inputs such as quoted market prices, quoted prices for similar securities, benchmark yields and credit spreads;

- Asset-backed and mortgage-backed securities fair values are based on observable inputs such as quoted prices, reported trades, quoted prices for similar issuances or benchmark yields and cash flow models using observable inputs such as prepayment speeds, collateral performance and default spreads;

- Foreign government securities are comprised of global non-U.S. sovereign bond issuances and the fair values are based on observable market inputs such as quoted market prices, quoted prices for similar securities and models with observable inputs such as benchmark yields and credit spreads and then, where applicable, converted to U.S. dollars using an exchange rate from a nationally recognized source;

- Foreign corporate securities are comprised of global non-U.S. corporate bond issuances and the fair values are based on observable market inputs such as quoted market prices, quoted prices for similar securities and models with observable inputs such as benchmark yields and credit spreads and then, where applicable, converted to U.S. dollars using an exchange rate from a nationally recognized source.

The following table presents the fair value measurement levels for all assets and liabilities, which the Company has recorded at fair value as of the periods indicated:

| | | Fair Value Measurement Using: | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
(Dollars in millions)	December 31, 2022	(Level 1)	(Level 2)	(Level 3)
Assets:				
Fixed maturities, available for sale				
U.S. Treasury securities and obligations of				
U.S. government agencies and corporations	$ 1,257	$ -	$ 1,257	$ -
Obligations of U.S. States and political subdivisions	413	-	413	-
Corporate securities	6,469	-	5,754	715
Asset-backed securities	4,063	-	3,069	994
Mortgage-backed securities				
Commercial	919	-	919	-
Agency residential	3,099	-	3,099	-
Non-agency residential	4	-	4	-
Foreign government securities	1,415	-	1,415	-
Foreign corporate securities	4,596	-	4,579	16
Total fixed maturities, available for sale	22,236	-	20,511	1,725
Equity securities, fair value	281	132	150	-

(Some amounts may not reconcile due to rounding.)

The following table presents the fair value measurement levels for all assets and liabilities, which the Company has recorded at fair value as of the periods indicated:

		Fair Value Measurement Using:		
(Dollars in millions)	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Fixed maturities, available for sale				
U.S. Treasury securities and obligations of				
U.S. government agencies and corporations	$ 1,421	$ -	$ 1,421	$ -
Obligations of U.S. States and political subdivisions	587	-	587	-
Corporate securities	7,557	-	6,756	801
Asset-backed securities	3,582	-	2,330	1,251
Mortgage-backed securities				
Commercial	1,064	-	1,064	-
Agency residential	2,375	-	2,375	-
Non-agency residential	7	-	7	-
Foreign government securities	1,438	-	1,438	-
Foreign corporate securities	4,279	-	4,262	16
Total fixed maturities, available for sale	22,308	-	20,240	2,068
Equity securities, fair value	1,826	1,742	84	-

(Some amounts may not reconcile due to rounding.)

In addition, $292 million and $287 million of investments within other invested assets on the consolidated balance sheets as of December 31, 2022 and 2021, respectively, are not included within the fair value hierarchy tables as the assets are measured at net asset value ("NAV") as a practical expedient to determine fair value.

The following table presents the activity under Level 3, fair value measurements using significant unobservable inputs by asset type, for the periods indicated:

	Total Fixed Maturities, Available for Sale								
	December 31, 2022					December 31, 2021			
(Dollars in millions)	Corporate Securities	Asset-Backed Securities	CMBS	Foreign Corporate	Total	Corporate Securities	Asset-Backed Securities	Foreign Corporate	Total
Beginning balance fixed maturities	$ 801	$ 1,251	$ -	$ 16	$ 2,068	$ 701	$ 623	$ 6	$ 1,330
Total gains or (losses) (realized/unrealized)									
Included in earnings	(10)	-	-	-	(10)	(12)	(6)	-	(18)
Included in other comprehensive income (loss)	3	(35)	-	(4)	(36)	4	(7)	-	(2)
Purchases, issuances and settlements	(45)	513	6	8	481	107	641	10	758
Transfers in and/or (out) of Level 3	(35)	(735)	(6)	(4)	(779)	-	-	-	-
Ending balance	$ 715	$ 994	$ -	$ 16	$ 1,725	$ 801	$ 1,251	$ 16	$ 2,068
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (23)	$ 8	$ -	$ -	$ (15)	$ (16)	$ (8)	$ -	$ (24)

(Some amounts may not reconcile due to rounding.)

The $779 million shown as transfers in/(out) of Level 3 and reclassification of securities in/(out) of investment categories for the year ended December 31, 2022 related mainly to previously designated Level 3 securities that the Company has reclassified from "fixed maturities – available for sale" to "fixed maturities – held to maturity" during 2022. As "fixed maturities – held to maturity" are carried at amortized cost, net of credit allowances rather than at fair value as "fixed maturities – available for sale", these securities are no longer included within the fair value hierarchy table or in the roll forward of Level 3 securities. The fair values of these securities are determined in a similar manner as the Company's fixed maturity securities available for sale as described above. The fair values of these securities incorporate the use of significant unobservable inputs and therefore are classified as Level 3 within the fair value hierarchy as of December 31, 2022.

There were no transfers of assets in/(out) Level 3 during 2021.

Financial Instruments Disclosed, But Not Reported, at Fair Value
Certain financial instruments disclosed, but not reported, at fair value are excluded from the fair value hierarchy tables above. Fair values of fixed maturity securities held to maturity and senior notes can be found within Notes 2 and 6, respectively. Short-term investments are stated at cost, which approximates fair value. See Note 1.

5. CREDIT FACILITIES

The Company has multiple active letter of credit facilities for a total commitment of up to $1.5 billion as of December 31, 2022, providing for the issuance of letters of credit. The Company also has additional uncommitted letter of credit facilities of up to $440 million which may be accessible via written request and corresponding authorization from the applicable lender. There is no guarantee the uncommitted capacity will be available to us on a future date. The following table presents the interest and fees incurred in connection with these committed credit facilities for the periods indicated:

	Years Ended December 31,		
(Dollars in millions)	2022	2021	2020
Credit facility interest and fees incurred - Wells Fargo Bank	$ -	$ -	$ 1

The terms and outstanding amounts for each facility are discussed below:

Group Credit Facility

Effective May 26, 2016, Group, Everest Reinsurance (Bermuda), Ltd. ("Bermuda Re") and Everest International Reinsurance, Ltd. ("Everest International"), both direct subsidiaries of Group, entered into a five year, $800 million senior credit facility with a syndicate of lenders, which amended and restated in its entirety the June 22, 2012, four year, $800 million senior credit facility. Both the May 26, 2016 and June 22, 2012 senior credit facilities, which have similar terms, are referred to as the "2016 Group Credit Facility". Wells Fargo Corporation ("Wells Fargo Bank") is the administrative agent for the 2016 Group Credit Facility.

Effective May 26, 2021, the term of the 2016 Group Credit Facility expired. The Company elected not to renew this facility to allow for the replacement by other collateralized letter of credit facilities such as those described below. As a result of the non-renewal in May 2021, letter of credit commitment/availability in the 2016 Group Credit Facility as of December 21, 2021 was limited to the remaining $39 million of letters of credit that were in force and which expired in 2022.

The following table summarizes the outstanding letters of credit for the periods indicated:

(Dollars in millions)	At December 31, 2022			At December 31, 2021		
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Wells Fargo Bank Group Credit Facility	$ -	$ -		$ 39	$ 39	12/30/2022

Bermuda Re Wells Fargo Bilateral Letter of Credit Facility

Effective February 23, 2021, Bermuda Re entered into a letter of credit issuance facility with Wells Fargo referred to as the "2021 Bermuda Re Wells Fargo Bilateral Letter of Credit Facility." The Bermuda Re Wells Fargo Bilateral Letter of Credit Facility originally provided for the issuance of up to $50 million of secured letters of credit. Effective May 5, 2021, the agreement was amended to provide for the issuance of up to $500 million of secured letters of credit.

The following table summarizes the outstanding letters of credit for the periods indicated:

(Dollars in millions)	At December 31, 2022			At December 31, 2021		
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Wells Fargo Bank Bilateral LOC Agreement	$ 500	$ 463	12/29/2023	$ 500	$ 351	12/30/2022

(Some amounts may not reconcile due to rounding.)

Bermuda Re Citibank Letter of Credit Facility

Effective August 9, 2021, Bermuda Re entered into a new letter of credit issuance facility with Citibank N.A. which superseded the previous letter of credit issuance facility with Citibank that was effective December 31, 2020. Both of these are referred to as the "Bermuda Re Letter of Credit Facility". The current Bermuda Re Citibank Letter of Credit Facility provides for the committed issuance of up to $230 million of secured letters of credit. In addition, the facility provided for the uncommitted issuance of up to $140 million, which may be accessible via written request by the Company and corresponding authorization from Citibank N.A.

The following table summarizes the outstanding letters of credit for the periods indicated:

(Dollars in millions)	At December 31, 2022			At December 31, 2021		
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Bermuda Re Citibank LOC Facility- Committed	$ 230	$ 1	1/21/2023	$ 230	$ 4	02/28/2022
		4	2/28/2023		1	03/01/2022
		1	3/1/2023		1	11/24/2022
		1	8/15/2023		217	12/31/2022
		3	9/23/2023		1	8/15/2023
		212	12/31/2023		1	9/23/2023
Bermuda Re Citibank LOC Facility - Uncommitted	140	87	12/31/2023	140	84	12/31/2022
		18	12/30/2026		23	12/30/2025
Total Citibank Bilateral Agreement	$ 370	$ 329		$ 370	$ 333	

(Some amounts may not reconcile due to rounding.)

Bermuda Re Bayerische Landesbank Bilateral Secured Credit Facility

Effective August 27, 2021 Bermuda Re entered into a letter of credit issuance facility with Bayerische Landesbank, an agreement referred to as the "Bermuda Re Bayerische Landesbank Bilateral Secured Credit Facility". The Bermuda Re Bayerische Landesbank Bilateral Secured Credit Facility provides for the committed issuance of up to $200 million of secured letters of credit.

The following table summarizes the outstanding letters of credit for the periods indicated:

(Dollars in millions)	At December 31, 2022			At December 31, 2021		
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Bayerische Landesbank Bilateral Secured Credit Facility	$ 200	$ 183	12/31/2023	$ 200	$ 155	12/31/2022

(Some amounts may not reconcile due to rounding.)

Bermuda Re Bayerische Landesbank Bilateral Unsecured Letter of Credit Facility

Effective December 30, 2022, Bermuda Re entered into a new additional letter of credit issuance facility with Bayerische Landesbank, New York Branch, referred to as the "Bayerische Landesbank Bilateral Unsecured Letter of Credit Facility". The Bermuda Re Bayerische Landesbank Bilateral Unsecured Letter of Credit Facility provides for the committed issuance of up to $150 million of unsecured letters of credit.

The following table summarizes the outstanding letters of credit for the periods indicated:

(Dollars in millions)	At December 31, 2022		
Bank	Commitment	In Use	Date of Expiry
Bayerische Landesbank Unsecured Bilateral LOC Agreement - Committed	$ 150	$ 150	12/31/2023

(Some amounts may not reconcile due to rounding.)

Bermuda Re Lloyd's Bank Credit Facility.

Effective October 8, 2021 Bermuda Re entered into a letter of credit issuance facility with Lloyd's Bank Corporate Markets PLC, an agreement referred to as the "Bermuda Re Lloyd's Bank Credit Facility". The Bermuda Re Lloyd's Bank Credit Facility provides for the committed issuance of up to $50 million of secured letters of credit, and subject to credit approval a maximum total facility amount of $250 million.

The following table summarizes the outstanding letters of credit for the periods indicated:

(Dollars in millions)	At December 31, 2022			At December 31, 2021		
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Bermuda Re Lloyd's Bank Credit Facility-Committed	$ 50	$ 50	12/31/2023	$ 50	$ 46	12/31/2022
Bermuda Re Lloyd's Bank Credit Facility-Uncommitted	200	136	12/31/2023	-	-	
Total Bermuda Re Lloyd's Bank Credit Facility	$ 250	$ 186		$ 50	$ 46	

(Some amounts may not reconcile due to rounding.)

Bermuda Re Barclays Credit Facility

Effective November 3, 2021, Bermuda Re entered into a letter of credit issuance facility with Barclays Bank PLC, an agreement referred to as the "Bermuda Re Barclays Credit Facility". The Bermuda Re Barclays Credit Facility provides for the committed issuance of up to $200 million of secured letters of credit.

The following table summarizes the outstanding letters of credit for the periods indicated:

(Dollars in millions)	At December 31, 2022			At December 31, 2021		
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Bermuda Re Barclays Credit Facility	$ 200	$ 179	12/31/2023	$ 200	$ 186	12/31/2022

(Some amounts may not reconcile due to rounding.)

Bermuda Re Nordea Bank Letter of Credit Facility

Effective November 21, 2022, Bermuda Re entered into a letter of credit issuance facility with Nordea Bank ABP, New York Branch, referred to as the "Nordea Bank Letter of Credit Facility". The Bermuda Re Nordea Bank Letter of Credit Facility provides for the committed issuance of up to $200 million of unsecured letters of credit, and subject to credit approval, uncommitted issuance of $100 million for a maximum total facility amount of $300 million.

The following table summarizes the outstanding letters of credit for the periods indicated:

(Dollars in millions)	At December 31, 2022		
Bank	Commitment	In Use	Date of Expiry
Nordea Bank ABP, NY Unsecured LOC Facility - Committed	$ 200	$ 50	12/31/2023
Nordea Bank ABP, NY Unsecured LOC Facility - Uncommitted	100	100	12/31/2023
Total Nordea Bank ABP, NY LOC Facility	$ 300	$ 150	

(Some amounts may not reconcile due to rounding.)

Federal Home Loan Bank Membership

Everest Re is a member of the Federal Home Loan Bank of New York ("FHLBNY"), which allows Everest Re to borrow up to 10% of its statutory admitted assets. As of December 31, 2022, Everest Re had admitted assets of approximately $22.4 billion which provides borrowing capacity of up to approximately $2.2 billion. As of December 31, 2022, Everest Re has $519 million of borrowings outstanding, which all mature in 2023. Everest incurred interest expense of $4 million and $1 million for the years ended December 31, 2022 and 2021, respectively. The FHLBNY membership agreement requires that 4.5% of borrowed funds be used to acquire additional membership stock.

6. SENIOR NOTES

The table below displays Holdings' outstanding senior notes. Market value is based on quoted market prices, but due to limited trading activity, these senior notes are considered Level 2 in the fair value hierarchy.

(Dollars in millions)	Date Issued	Date Due	Principal Amounts	December 31, 2022 Consolidated Balance Sheet Amount	Market Value	December 31, 2021 Consolidated Balance Sheet Amount	Market Value
4.868% Senior notes	6/5/2014	6/1/2044	$ 400	$ 397	$ 343	$ 397	$ 504
3.5% Senior notes	10/7/2020	10/15/2050	1,000	981	677	980	1,055
3.125% Senior notes	10/4/2021	10/15/2052	1,000	969	627	969	983
			$ 2,400	$ 2,347	$ 1,647	$ 2,346	$ 2,542

Interest expense incurred in connection with these senior notes is as follows for the periods indicated:

(Dollars in millions)	Interest Paid	Payable Dates	Years Ended December 31, 2022	2021	2020
4.868% Senior Notes	semi-annually	June 1/December 1	$ 19	$ 19	$ 19
3.5% Senior Notes	semi-annually	April 15/October 15	35	35	8
3.125% Senior Notes	semi-annually	April 15/October 15	32	8	-
			$ 86	$ 62	$ 28

(Some amounts may not reconcile due to rounding.)

7. LONG-TERM SUBORDINATED NOTES

The table below displays Holdings' outstanding fixed to floating rate long-term subordinated notes. Market value is based on quoted market prices, but due to limited trading activity, these subordinated notes are considered Level 2 in the fair value hierarchy.

(Dollars in millions)	Date Issued	Original Principal Amount	Maturity Date Scheduled	Final	December 31, 2022 Consolidated Balance Sheet Amount	Market Value	December 31, 2021 Consolidated Balance Sheet Amount	Market Value
Long-term subordinated notes	4/26/2007	$ 400	5/15/2037	5/1/2067	$ 218	$ 187	$ 224	$ 216

During the fixed rate interest period from May 3, 2007 through May 14, 2017, interest was at the annual rate of 6.6%, payable semi-annually in arrears on November 15 and May 15 of each year, commencing on November 15, 2007. During the floating rate interest period from May 15, 2017 through maturity, interest will be based on the 3 month LIBOR plus 238.5 basis points, reset quarterly, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, subject to Holdings' right to defer interest on one or more occasions for up to ten consecutive years. Deferred interest will accumulate interest at the applicable rate compounded quarterly for periods from and including May 15, 2017. The reset quarterly interest rate for November 15, 2022 to February 14, 2023 is 6.99%.

Holdings may redeem the long-term subordinated notes on or after May 15, 2017, in whole or in part at 100% of the principal amount plus accrued and unpaid interest; however, redemption on or after the scheduled maturity date and prior to May 1, 2047 is subject to a replacement capital covenant. This covenant is for the benefit of certain senior note holders and it mandates that Holdings receive proceeds from the sale of another subordinated debt issue, of at least similar size, before it may redeem the subordinated notes. The Company's 4.868% senior notes due on June 1, 2044, 3.5% senior notes due on October 15, 2050 and 3.125% senior notes due on October 15, 2052 are the Company's long-term indebtedness that rank senior to the long-term subordinated notes.

In 2009, the Company had reduced its outstanding amount of long-term subordinated notes through the initiation of a cash tender offer for any and all of the long-term subordinated notes. In addition, the Company repurchased and retired $6 million of the outstanding long-term subordinated notes for the year ended December 31, 2022. The Company realized a gain of $1 million on the repurchases made during 2022.

Interest expense incurred in connection with these long-term subordinated notes is as follows for the periods indicated:

	Years Ended December 31,		
(Dollars in millions)	2022	2021	2020
Interest expense incurred	$ 9	$ 6	$ 8

8. COLLATERALIZED REINSURANCE AND TRUST AGREEMENTS

Certain subsidiaries of Group have established trust agreements, which effectively use the Company's investments as collateral, as security for assumed losses payable to certain non-affiliated ceding companies. At December 31, 2022, the total amount on deposit in trust accounts was $2.4 billion, which includes $122 million of restricted cash. At December 31, 2021, the total amount on deposit in trust accounts was $1.7 billion, which includes $190 million of restricted cash.

The Company reinsures some of its catastrophe exposures with the segregated accounts of Mt. Logan Re. Mt. Logan Re is a Collateralized insurer registered in Bermuda and 100% of the voting common shares are owned by Group. Each segregated account invests predominantly in a diversified set of catastrophe exposures, diversified by risk/peril and across different geographic regions globally.

The following table summarizes the premiums and losses that are ceded by the Company to Mt. Logan Re segregated accounts and assumed by the Company from Mt. Logan Re segregated accounts.

	Years Ended December 31,		
Mt. Logan Re Segregated Accounts	2022	2021	2020
(Dollars in millions)			
Ceded written premiums	201	341	303
Ceded earned premiums	206	333	306
Ceded losses and LAE	191	282	241
Assumed written premiums	5	12	19
Assumed earned premiums	5	12	19

Effective April 1, 2018, the Company entered into a retroactive reinsurance transaction with one of the Mt. Logan Re segregated accounts to retrocede $269 million of casualty reserves held by Bermuda Re related to accident years 2002 through 2015. As consideration for entering the agreement, the Company transferred cash of $252 million to the Mt. Logan Re segregated account. The maximum liability to be retroceded under the agreement will be $319 million. The Company will retain liability for any amounts exceeding the maximum liability. The Company will retain liability for any amounts exceeding the maximum liability. Effective July 1, 2022, the Company has commuted this reinsurance agreement with Mt. Logan segregated account.

The Company entered into various collateralized reinsurance agreements with Kilimanjaro Re Limited ("Kilimanjaro"), a Bermuda based special purpose reinsurer, to provide the Company with catastrophe reinsurance coverage. These agreements are multi-year reinsurance contracts which cover named storm and earthquake events. The table below summarizes the various agreements.

(Dollars in millions)

Class	Description	Effective Date	Expiration Date	Limit	Coverage Basis
Series 2018-1 Class A-2	US, Canada, Puerto Rico – Named Storm and Earthquake Events	4/30/2018	5/5/2023	$ 63	Aggregate
Series 2018-1 Class B-2	US, Canada, Puerto Rico – Named Storm and Earthquake Events	4/30/2018	5/5/2023	200	Aggregate
Series 2019-1 Class A-1	US, Canada, Puerto Rico – Named Storm and Earthquake Events	12/12/2019	12/19/2023	150	Occurrence
Series 2019-1 Class B-1	US, Canada, Puerto Rico – Named Storm and Earthquake Events	12/12/2019	12/19/2023	275	Aggregate
Series 2019-1 Class A-2	US, Canada, Puerto Rico – Named Storm and Earthquake Events	12/12/2019	12/19/2024	150	Occurrence
Series 2019-1 Class B-2	US, Canada, Puerto Rico – Named Storm and Earthquake Events	12/12/2019	12/19/2024	275	Aggregate
Series 2021-1 Class A-1	US, Canada, Puerto Rico – Named Storm and Earthquake Events	4/8/2021	4/21/2025	150	Occurrence
Series 2021-1 Class B-1	US, Canada, Puerto Rico – Named Storm and Earthquake Events	4/8/2021	4/21/2025	85	Aggregate
Series 2021-1 Class C-1	US, Canada, Puerto Rico – Named Storm and Earthquake Events	4/8/2021	4/21/2025	85	Aggregate
Series 2021-1 Class A-2	US, Canada, Puerto Rico – Named Storm and Earthquake Events	4/8/2021	4/20/2026	150	Occurrence
Series 2021-1 Class B-2	US, Canada, Puerto Rico – Named Storm and Earthquake Events	4/8/2021	4/20/2026	90	Aggregate
Series 2021-1 Class C-2	US, Canada, Puerto Rico – Named Storm and Earthquake Events	4/8/2021	4/20/2026	90	Aggregate
Series 2022-1 Class A	US, Canada, Puerto Rico – Named Storm and Earthquake Events	6/22/2022	6/22/2025	300	Aggregate
	Total available limit as of December 31, 2022			$ 2,063	

Recoveries under these collateralized reinsurance agreements with Kilimanjaro are primarily dependent on estimated industry level insured losses from covered events, as well as, the geographic location of the events. The estimated industry level of insured losses is obtained from published estimates by an independent recognized authority on insured property losses. Currently, none of the published insured loss estimates for catastrophe events during the applicable covered periods of the various agreements have exceeded the single event retentions or aggregate retentions under the terms of the agreements that would result in a recovery.

Kilimanjaro has financed the various property catastrophe reinsurance coverages by issuing catastrophe bonds to unrelated, external investors. The proceeds from the issuance of the Notes listed below are held in reinsurance trusts throughout the duration of the applicable reinsurance agreements and invested solely in U.S. government money market funds with a rating of at least "AAAm" by Standard & Poor's.

(Dollars in millions)

Note Series	Issue Date	Maturity Date	Amount
Series 2018-1 Class A-2	4/30/2018	5/5/2023	$ 63
Series 2018-1 Class B-2	4/30/2018	5/5/2023	200
Series 2019-1 Class A-1	12/12/2019	12/19/2023	150
Series 2019-1 Class B-1	12/12/2019	12/19/2023	275
Series 2019-1 Class A-2	12/12/2019	12/19/2024	150
Series 2019-1 Class B-2	12/12/2019	12/19/2024	275
Series 2021-1 Class A-1	4/8/2021	4/21/2025	150
Series 2021-1 Class B-1	4/8/2021	4/21/2025	85
Series 2021-1 Class C-1	4/8/2021	4/21/2025	85
Series 2021-1 Class A-2	4/8/2021	4/20/2026	150
Series 2021-1 Class B-2	4/8/2021	4/20/2026	90
Series 2021-1 Class C-2	4/8/2021	4/20/2026	90
Series 2022-1 Class A	6/22/2022	6/22/2025	300
			$ 2,063

9. LEASES

The Company enters into lease agreements for real estate that is primarily used for office space in the ordinary course of business. These leases are accounted for as operating leases, whereby lease expense is recognized on a straight-line basis over the term of the lease. Most leases include an option to extend or renew the lease term. The exercise of the renewal is at the Company's discretion. The operating lease liability includes lease payments related to options to extend or renew the lease term if the Company is reasonably certain of exercise those options. The Company, in determining the present value of lease payments utilizes either the rate implicit in the lease if that rate is readily determinable or the Company's incremental secured borrowing rate commensurate with terms of the underlying lease.

Supplemental information related to operating leases is as follows for the periods indicated:

	Year Ended December 31,	
(Dollars in thousands)	2022	2021
Lease expense incurred:		
Operating lease cost	$ 28	$ 27

	At December 31,	
(Dollars in millions)	2022	2021
Operating lease right of use assets	$ 128	$ 139
Operating lease liabilities	147	158

	Year Ended December 31,	
(Dollars in millions)	2022	2021
Operating cash flows from operating leases	$ (20)	$ (18)

	At December 31,	
	2022	2021
Weighted average remaining operating lease term	10.8 years	11.6 years
Weighted average discount rate on operating leases	4.08 %	4.08 %

Maturities of the existing lease liabilities are expected to occur as follows:

(Dollars in thousands)	
2023	$ 21
2024	21
2025	18
2026	16
2027	16
Thereafter	95
Undiscounted lease payments	187
Less: present value adjustment	40
Total operating lease liability	$ 147

10. INCOME TAXES

Under Bermuda law, no income or capital gains taxes are imposed on Group and its Bermuda Subsidiaries. The Minister of Finance of Bermuda has assured Group and its Bermuda subsidiaries that, pursuant to The Exempted Undertakings Tax Protection Amendment Act of 2011, they will be exempt until 2035 from imposition of any such taxes.

All of the income of Group's non-Bermuda subsidiaries is subject to the applicable federal, foreign, state, and local taxes on corporations. Additionally, the income of the foreign branches of the Company's insurance operating companies, in particular the UK branch of Bermuda Re, is subject to various rates of income tax. Group's U.S. subsidiaries conduct business in and are subject to taxation in the U.S. Should the U.S. subsidiaries distribute current or accumulated earnings and profits in the form of dividends or otherwise, the Company would be subject to an accrual of 5% U.S. withholding tax. Currently, however, no withholding tax has been accrued with respect to such un-remitted earnings as management has no intention of remitting them. The cumulative amount that would be subject to withholding tax, if distributed, is not practicable to compute. The provision for income taxes in the consolidated statement of operations and comprehensive income (loss) has been determined in accordance with the individual income of each entity and the respective applicable tax laws. The provision reflects the permanent differences between financial and taxable income relevant to each entity.

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act, enacted on March 27, 2020, provided that U.S. companies could carryback for five years net operating losses incurred in 2018, 2019 and/or 2020. This beneficial tax provision in the CARES Act enabled the Company to carryback its significant 2018 net operating losses to prior tax years with higher effective tax rates of 35% versus 21% in 2018 and later years. As a result, the Company was able to record a net income tax benefit from the five-year carryback of $33 million and obtain federal income tax cash refunds of $183 million including interest in 2020.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted. We have evaluated the tax provisions of the IRA, the most significant of which are the corporate alternative minimum tax and the share repurchase excise tax and do not expect the legislation to have a material impact on our results of operations. As the IRS issues additional guidance, we will evaluate any impact to our consolidated financial statements.

The significant components of the provision are as follows for the periods indicated:

	Years Ended December 31,		
(Dollars in millions)	2022	2021	2020
Current tax expense (benefit):			
U.S.	$ 76	$ 124	$ (108)
Non-U.S.	5	2	3
Total current tax expense (benefit)	81	126	(105)
Deferred tax expense (benefit):			
U.S.	(90)	38	179
Non-U.S.	-	3	(3)
Total deferred tax expense (benefit)	(90)	41	176
Total income tax expense (benefit)	$ (9)	$ 167	$ 71

(Some amounts may not reconcile due to rounding.)

The weighted average expected tax provision has been calculated using the pre-tax income (loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. Reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the periods indicated is provided below:

	Years Ended December 31,					
	2022		2021		2020	
(Dollars in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Underwriting gain (loss)	$ (81) $	558 $	(83) $	307 $	24 $	(278)
Net investment income	607	223	708	457	340	303
Net realized capital gains (losses)	(426)	(29)	266	(8)	235	33
Net derivative gain (loss)	-	-	-	3	-	2
Corporate expenses	(26)	(35)	(33)	(34)	(16)	(25)
Interest, fee and bond issue cost amortization expense	(101)	-	(70)	-	(36)	(1)
Other income (expense)	(6)	(96)	23	11	(15)	20
Pre-tax income (loss)	$ (32) $	620 $	811 $	735 $	532 $	53
Expected tax provision at the applicable statutory rate(s)	(9)	-	170	14	112	(10)
Increase (decrease) in taxes resulting from:						
Tax exempt income	(4)	-	(4)	-	(4)	-
Dividend received deduction	(3)	-	(1)	-	(1)	-
Proration	1	-	1	-	1	-
Affiliated preferred stock dividends	7	-	7	-	7	-
Creditable foreign premium tax	(11)	-	(13)	-	(12)	-
Tax audit settlement	-	-	-	-	-	-
Share-based compensation tax benefits formerly in APIC	(3)	-	(2)	-	(3)	-
Impact of CARES Act	-	-	-	-	(32)	-
Valuation allowance	-	5	-	(10)	-	15
Change in uncertain tax positions	-	-	-	-	-	-
Other	5	-	3	1	3	(5)
Total income tax provision	$ (14) $	5 $	161 $	5 $	71 $	-

(Some amounts may not reconcile due to rounding.)

At December 31, 2022, 2021 and 2020, the Company had no uncertain tax positions.

The Company's 2014 through 2018 U.S. Federal tax returns are under audit by the IRS. To date, the Company has received a significant number of Information Document Requests ("IDRs"). However, the IRS has not issued any Notice of Proposed Adjustments for these tax years. The Company had filed amended tax returns requesting refunds for 2015 and 2016 for $2 million and $5 million, respectively.

Tax years 2019, 2020 and 2021 are open for examination by the U.S. Federal income tax jurisdiction.

Deferred Income taxes reflect the tax effect of the temporary differences between the value of assets and liabilities for financial statement purposes and such values are measured by the U.S. tax laws and regulations. The principal items making up the net deferred income tax assets/(liabilities) are as follows for the periods indicated:

(Dollars in millions)	Years Ended December 31,	
	2022	2021
Deferred tax assets:		
Net unrealized investment losses	$ 218	$ -
Loss reserves	154	130
Unearned premium reserves	114	108
Lease liability	29	31
Net operating loss carryforward	28	20
Unrealized foreign currency losses	24	4
Investment impairments	12	6
Net unrealized losses on benefit plans	9	13
Equity compensation	8	8
Uncollectible reinsurance reserves	3	3
Foreign tax credits	3	22
Other assets	10	9
Total deferred tax assets	611	354
Deferred tax liabilities:		
Deferred acquisition costs	105	99
Partnership investments	56	57
Right of use asset	25	27
Depreciation	16	4
Net fair value income	7	98
Benefit plan asset	3	2
Net unrealized investment gains	-	37
Other liabilities	8	6
Total deferred tax liabilities	220	329
Net deferred tax assets	392	25
Less: Valuation allowance	(25)	(18)
Total net deferred tax assets/(liabilities)	$ 367	$ 7

(Some amounts may not reconcile due to rounding.)

At December 31, 2022 and 2021, the Company had $25 million and $18 million of Valuation Allowance ("VA"), respectively. The VA is a result of our conclusion under US GAAP accounting principles that the UK, Netherlands, Ireland, Chile, Switzerland, France, Germany, Singapore, and U.S. jurisdictions could not demonstrate that it was more likely than not that the related deferred tax assets will be realized. This was primarily due to factors such as cumulative losses in recent years related to COVID 19 and market conditions and the inability to demonstrate overall profitability within the specific jurisdiction. During the year ended December 31, 2022, the Company recorded an overall decrease in its VA of $7 million. Tax effected UK Net Operating Losses ("NOLs") of $16 million do not expire. Tax effected Irish NOLs of $4 million do not expire. Tax effected Swiss NOLs of $5 million begin to expire in 2028. The remaining tax effected NOLs of $3 million arose in various jurisdictions and begin expiring in 2027. Note that not all NOLs had a VA up against them.

At December 31, 2022, and 2021, the Company had $3 million and $29 million respectively of foreign tax credit ("FTC") carryforwards, all related to the branch basket. The branch basket FTCs begin to expire in 2030.

At December 31, 2022, $218 million of the Company's deferred tax asset relates primarily to unrealized losses on available for sale fixed maturity securities. The unrealized losses on available for sale fixed maturity securities were a result of market conditions, including rising interest rates. Ultimate realization of the deferred tax asset depends on the Company's ability and intent to hold the available for sale securities until they recover their value or mature. As of December 31, 2022, based on all the available evidence, the Company has concluded that the deferred tax asset related to the unrealized losses on the available for sale fixed maturity portfolio are, more likely than not, expected to be realized.

The Company follows ASU 2016-09 in regard to the treatment of the tax effects of share-based compensation transactions. ASU 2016-09 required that the income tax effects of restricted stock vestings and stock option exercises resulting from the change in value of share-based compensation awards between the grant date and settlement (vesting/exercise) date be recorded as part of income tax expense (benefit) within the consolidated statements of operations and comprehensive income (loss). Per ASU 2016-09, the Company recorded excess tax benefits of $2 million, $2 million and $3 million related to restricted stock vestings and stock option exercises as part of income tax expense (benefit) within the consolidated statements of operations and comprehensive income (loss) in 2022, 2021 and, 2020, respectively.

ASU 2016-09 does not impact the accounting treatment of tax benefits related to dividends on restricted stock. The tax benefits related to the payment of dividends on restricted stock have been recorded as part of additional paid-in capital in the shareholders' equity section of the consolidated balance sheets in all years. The tax benefits related to the payment of dividends on restricted stock were $0.6 million, $0.6 million and $0.6 million in 2022, 2021 and 2020, respectively.

For the year ended December 31, 2022, the Company considers our earnings within each jurisdiction to be indefinitely reinvested. Should the subsidiaries distribute current or accumulated earnings and profits in the form of dividends or otherwise, the Company would be subject to withholding taxes. The cumulative amount that would be subject to withholding tax, if distributed, is not practicable to compute.

11. REINSURANCE

The Company utilizes reinsurance agreements to reduce its exposure to large claims and catastrophic loss occurrences. These agreements provide for recovery from reinsurers of a portion of losses and LAE under certain circumstances without relieving the Company of its underlying obligations to the policyholders. Losses and LAE incurred and premiums earned are reported after deduction for reinsurance. In the event that one or more of the reinsurers were unable to meet their obligations under these reinsurance agreements, the Company would not realize the full value of the reinsurance recoverable balances. The Company's procedures include carefully selecting its reinsurers, structuring agreements to provide collateral funds where necessary, and regularly monitoring the financial condition and ratings of its reinsurers. Reinsurance recoverables include balances due from reinsurance companies and are presented net of an allowance for uncollectible reinsurance. Reinsurance recoverables include an estimate of the amount of gross losses and loss adjustment expense reserves that may be ceded under the terms of the reinsurance agreements, including incurred but not reported unpaid losses. The Company's estimate of losses and loss adjustment expense reserves ceded to reinsurers is based on assumptions that are consistent with those used in establishing the gross reserves for amounts the Company owes to its claimants. The Company estimates its ceded reinsurance receivable based on the terms of any applicable facultative and treaty reinsurance, including an estimate of how incurred but not reported losses will ultimately be ceded under reinsurance agreements. Accordingly, the Company's estimate of reinsurance recoverables is subject to similar risks and uncertainties as the estimate of the gross reserve for unpaid losses and loss adjustment expenses. The Company may hold partial collateral, including letters of credit and funds held, under these agreements. See also Note 1C, Note 3 and Note 8.

Balances are considered past due when amounts that have been billed are not collected within contractually stipulated time periods, generally 30, 60 or 90 days. To manage reinsurer credit risk, a reinsurance security review committee evaluates the credit standing, financial performance, management and operational quality of each potential reinsurer. In placing reinsurance, the Company considers the nature of the risk reinsured, including the expected liability payout duration, and establishes limits tiered by reinsurer credit rating.

Where its contracts permit, the Company secures future claim obligations with various forms of collateral or other credit enhancement, including irrevocable letters of credit, secured trusts, funds held accounts and group wide offsets.

See Note 1C for discussion of allowance on reinsurance recoverables.

Insurance companies, including reinsurers, are regulated and hold risk-based capital to mitigate the risk of loss due to economic factors and other risks. Non-U.S. reinsurers are either subject to a capital regime substantively equivalent to domestic insurers or we hold collateral to support collection of reinsurance receivable. As a result, there is limited history of losses from insurer defaults.

Premiums written and earned and incurred losses and LAE are comprised of the following for the periods indicated:

	Years Ended December 31,		
(Dollars in millions)	2022	2021	2020
Written premiums:			
Direct	$ 4,602	$ 3,988	$ 3,218
Assumed	9,350	9,062	7,264
Ceded	(1,608)	(1,604)	(1,365)
Net written premiums	$ 12,344	$ 11,446	$ 9,117
Premiums earned:			
Direct	$ 4,218	$ 3,589	$ 3,028
Assumed	9,082	8,315	7,055
Ceded	(1,513)	(1,498)	(1,401)
Net premiums earned	$ 11,787	$ 10,406	$ 8,682
Incurred losses and LAE:			
Direct	$ 2,804	$ 2,385	$ 2,141
Assumed	6,285	5,741	5,164
Ceded	(988)	(735)	(754)
Net incurred losses and LAE	$ 8,100	$ 7,391	$ 6,551

12. OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of comprehensive income (loss) in the consolidated statements of operations for the periods indicated:

	Years Ended December 31,								
	2022			2021			2020		
(Dollars in millions)	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Unrealized appreciation (depreciation) ("URA(D)") on securities - non-credit related	$ (2,332)	$ 295	$ (2,037)	$ (548)	$ 59	$ (488)	$ 463	$ (40)	$ 423
Reclassification of net realized losses (gains) included in net income (loss)	107	(18)	89	5	(2)	4	2	(6)	(3)
Foreign currency translation adjustments	(82)	5	(77)	(64)	2	(62)	90	(4)	86
Benefit plan actuarial net gain (loss)	18	(4)	15	22	(5)	17	(7)	1	(6)
Reclassification of benefit plan liability amortization included in net income (loss)	3	(1)	2	8	(2)	6	8	(2)	6
Total other comprehensive income (loss)	$ (2,285)	$ 277	$ (2,008)	$ (577)	$ 54	$ (523)	$ 556	$ (49)	$ 507

The following table presents details of the amounts reclassified from AOCI for the periods indicated:

AOCI component	Years Ended December 31, 2022	Years Ended December 31, 2021	Affected line item within the statements of operations and comprehensive income (loss)
(Dollars in millions)			
URA(D) on securities	$ 107	$ 5	Other net realized capital gains (losses)
	(18)	(2)	Income tax expense (benefit)
	$ 89	$ 4	Net income (loss)
Benefit plan net gain (loss)	$ 3	$ 8	Other underwriting expenses
	(1)	(2)	Income tax expense (benefit)
	$ 2	$ 6	Net income (loss)

The following table presents the components of accumulated other comprehensive income (loss), net of tax, in the consolidated balance sheets for the periods indicated:

	Years Ended December 31,	
(Dollars in millions)	2022	2021
Beginning balance of URA (D) on securities	$ 239	$ 724
Current period change in URA(D) of investments - non-credit related	(1,948)	(485)
Ending balance of URA(D) on securities	(1,709)	239
Beginning balance of foreign currency translation adjustments	(177)	(115)
Current period change in foreign currency translation adjustments	(77)	(62)
Ending balance of foreign currency translation adjustments	(254)	(177)
Beginning balance of benefit plan net gain (loss)	(50)	(74)
Current period change in benefit plan net gain (loss)	17	23
Ending balance of benefit plan net gain (loss)	(33)	(50)
Ending balance of accumulated other comprehensive income (loss)	$ (1,996)	$ 12

(Some amounts may not reconcile due to rounding.)

13. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans.
The Company maintains both qualified and non-qualified defined benefit pension plans for its U.S. employees employed prior to April 1, 2010. Generally, the Company computes the benefits based on average earnings over a period prescribed by the plans and credited length of service. The Company's non-qualified defined benefit pension plan provided compensating pension benefits for participants whose benefits have been curtailed under the qualified plan due to Internal Revenue Code limitations. Effective January 1, 2018, participants of the Company's non-qualified defined benefit pension plan may no longer accrue additional service benefits.

Although not required to make contributions under IRS regulations, the following table summarizes the Company's contributions to the defined benefit pension plans for the periods indicated:

	Years Ended December 31,		
(Dollars in millions)	2022	2021	2020
Company contributions	$ 6	$ 4	$ 7

The following table summarizes the Company's pension expense for the periods indicated:

(Dollars in millions)	Years Ended December 31,		
	2022	2021	2020
Pension expense	$ (2)	$ 3	$ 8

The following table summarizes the status of these defined benefit plans for U.S. employees for the periods indicated:

(Dollars in millions)	Years Ended December 31,	
	2022	2021
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 403	$ 404
Service cost	9	11
Interest cost	10	8
Actuarial (gain)/loss	(115)	(9)
Curtailment	-	-
Benefits paid	(15)	(12)
Projected benefit obligation at end of year	291	403
Change in plan assets:		
Fair value of plan assets at beginning of year	377	354
Actual return on plan assets	(83)	31
Actual contributions during the year	6	4
Administrative expenses paid	-	-
Benefits paid	(15)	(12)
Fair value of plan assets at end of year	285	377
Funded status at end of year	$ (6)	$ (25)

(Some amounts may not reconcile due to rounding.)

Amounts recognized in the consolidated balance sheets for the periods indicated:

(Dollars in millions)	At December 31,	
	2022	2021
Other assets (due beyond one year)	$ 1	$ -
Other liabilities (due within one year)	(1)	(1)
Other liabilities (due beyond one year)	(6)	(24)
Net amount recognized in the consolidated balance sheets	$ (6)	$ (25)

(Some amounts may not reconcile due to rounding.)

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income (loss) for the periods indicated:

	At December 31,	
(Dollars in millions)	2022	2021
Accumulated income (loss)	$ (56)	$ (68)
Accumulated other comprehensive income (loss)	$ (56)	$ (68)

(Some amounts may not reconcile due to rounding.)

Other changes in other comprehensive income (loss) for the periods indicated are as follows:

	Years Ended December 31,	
(Dollars in millions)	2022	2021
Other comprehensive income (loss) at December 31, prior year	$ (68)	$ (92)
Net gain (loss) arising during period	7	15
Recognition of amortizations in net periodic benefit cost:		
Actuarial loss	4	9
Curtailment loss recognized	-	-
Other comprehensive income (loss) at December 31, current year	$ (56)	$ (68)

(Some amounts may not reconcile due to rounding.)

Net periodic benefit cost for U.S. employees included the following components for the periods indicated:

	Years Ended December 31,		
(Dollars in millions)	2022	2021	2020
Service cost	$ 9	$ 11	$ 10
Interest cost	10	8	10
Expected return on assets	(25)	(24)	(21)
Amortization of actuarial loss from earlier periods	4	8	9
Settlement	1	-	1
Net periodic benefit cost	$ (2)	$ 3	$ 8
Other changes recognized in other comprehensive income (loss):			
Other comprehensive income (loss) attributable to change from prior year	(12)	(24)	
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ (14)	$ (21)	

(Some amounts may not reconcile due to rounding.)

The weighted average discount rates used to determine net periodic benefit cost for 2022, 2021 and 2020 were 2.86%, 2.55% and 3.28%, respectively. The rate of compensation increase used to determine the net periodic benefit cost for 2022, 2021 and 2020 was 4.00%. The expected long-term rate of return on plan assets for 2022, 2021 and 2020 was 6.75%, 7.00% and 7.00% respectively.

The weighted average discount rates used to determine the actuarial present value of the projected benefit obligation for 2022, 2021 and 2020 were 5.25%, 2.86% and 2.55%, respectively.

The following table summarizes the accumulated benefit obligation for the periods indicated:

(Dollars in millions)	At December 31,			
	2022		2021	
Qualified Plan	$	258	$	339
Non-qualified Plan		6		12
Total	$	264	$	352

(Some amounts may not reconcile due to rounding.)

The following table displays the plans with projected benefit obligations in excess of plan assets for the periods indicated:

(Dollars in millions)	At December 31,			
	2022		2021	
Qualified Plan				
Projected benefit obligation	$	284	$	390
Fair value of plan assets		285		377
Non-qualified Plan				
Projected benefit obligation	$	6	$	12
Fair value of plan assets		-		-

The following table displays the plans with accumulated benefit obligations in excess of plan assets for the periods indicated:

(Dollars in millions)	At December 31,			
	2022		2021	
Qualified Plan				
Accumulated benefit obligation	$	-	$	-
Fair value of plan assets		-		-
Non-qualified Plan				
Accumulated benefit obligation	$	6	$	12
Fair value of plan assets		-		-

The following table displays the expected benefit payments in the periods indicated:

(Dollars in millions)		
2023	$	13
2024		14
2025		14
2026		15
2027		17
Next 5 years		100

Plan assets consist of shares in investment trusts with 74%, 24%, 1% and 1% of the underlying assets consisting of equity securities, fixed maturities, limited partnerships and cash, respectively. The Company manages the qualified plan investments for U.S. employees. The assets in the plan consist of debt and equity mutual funds. Due to the long term nature of the plan, the target asset allocation has historically been 70% equities and 30% bonds.

The following tables present the fair value measurement levels for the qualified plan assets at fair value for the periods indicated:

			Fair Value Measurement Using:		
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(Dollars in millions)		December 31, 2022	(Level 1)	(Level 2)	(Level 3)
Assets:					
Short-term investments, which approximates fair value (a)	$	4	$ 4	$ -	$ -
Mutual funds, fair value					
Fixed income (b)		68	68	-	-
Equities (c)		211	211	-	-
Total	$	283	$ 283	$ -	$ -

(Some amounts may not reconcile due to rounding.)

(a)   This category includes high quality, short-term money market instruments, which are issued and payable in U.S. dollars.
(b)   This category includes fixed income funds, which invest in investment grade securities of corporations, governments and government agencies with approximately 70% in U.S. securities and 30% in international securities.
(c)   This category includes funds, which invest in small, mid and multi-cap equity securities including common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants, with approximately 50% in U.S. equities and 50% in international equities.

			Fair Value Measurement Using:		
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(Dollars in millions)		December 31, 2021	(Level 1)	(Level 2)	(Level 3)
Assets:					
Short-term investments, which approximates fair value (a)	$	3	$ 3	$ -	$ -
Mutual funds, fair value					
Fixed income (b)		85	85	-	-
Equities (c)		287	287	-	-
Total	$	375	$ 375	$ -	$ -

(Some amounts may not reconcile due to rounding.)

(a)   This category includes high quality, short-term money market instruments, which are issued and payable in U.S. dollars.
(b)   This category includes fixed income funds, which invest in investment grade securities of corporations, governments and government agencies with approximately 70% in U.S. securities and 30% in international securities.
(c)   This category includes funds, which invest in small, mid and multi-cap equity securities including common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants, with approximately 50% in U.S. equities and 50% in international equities.

In addition, $1.5 million and $2.6 million of investments which were recorded as part of the qualified plan assets at December 31, 2022 and 2021, respectively, are not included within the fair value hierarchy tables as the assets are valued using the NAV practical expedient guidance within ASU 2015-07.

No contributions were made to the qualified pension benefit plan for the years ended December 31, 2022 and 2021.

Defined Contribution Plans.
The Company also maintains both qualified and non-qualified defined contribution plans ("Savings Plan" and "Non-Qualified Savings Plan", respectively) covering U.S. employees. Under the plans, the Company contributes

up to a maximum 3% of the participants' compensation based on the contribution percentage of the employee. The Non-Qualified Savings Plan provides compensating savings plan benefits for participants whose benefits have been curtailed under the Savings Plan due to Internal Revenue Code limitations. In addition, effective for new hires (and rehires) on or after April 1, 2010, the Company will contribute between 3% and 8% of an employee's earnings for each payroll period based on the employee's age. These contributions will be 100% vested after three years. The Company incurred expenses related to these plans of $18 million, $15 million and $14 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In addition, the Company maintains several defined contribution pension plans covering non-U.S. employees. Each international office maintains a separate plan for the non-U.S. employees working in that location. The Company contributes various amounts based on salary, age and/or years of service. In the current year, the contributions as a percentage of salary for the international offices ranged from 4.3% to 39.5%. The contributions are generally used to purchase pension benefits from local insurance providers. The Company incurred expenses related to these plans of $4 million, $3 million and $3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Post-Retirement Plan.
The Company sponsors a Retiree Health Plan for employees employed prior to April 1, 2010. This plan provides healthcare benefits for eligible retired employees (and their eligible dependents), who have elected coverage. The Company anticipates that most covered employees will become eligible for these benefits if they retire while working for the Company. The cost of these benefits is shared with the retiree. The Company accrues the post-retirement benefit expense during the period of the employee's service. A medical cost trend rate of 7.00% in 2022 was assumed to decrease gradually to 4.75% in 2030 and then remain at that level. The Company incurred expenses of $1 million, $1 million and $1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes the status of this plan for the periods indicated:

	At December 31,	
(Dollars in millions)	2022	2021
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 31	$ 35
Service cost	1	1
Interest cost	1	1
Amendments	-	-
Actuarial (gain)/loss	(10)	(6)
Benefits paid	-	-
Benefit obligation at end of year	21	31
Change in plan assets:		
Fair value of plan assets at beginning of year	-	-
Employer contributions	-	-
Benefits paid	-	-
Fair value of plan assets at end of year	-	-
Funded status at end of year	$ (21)	$ (31)

Amounts recognized in the consolidated balance sheets for the periods indicated:

	At December 31,	
(Dollars in millions)	2022	2021
Other liabilities (due within one year)	$ (1)	$ (1)
Other liabilities (due beyond one year)	(21)	(30)
Net amount recognized in the consolidated balance sheets	$ (21)	$ (31)

(Some amounts may not reconcile due to rounding.)

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income (loss) for the periods indicated:

	At December 31,	
(Dollars in millions)	2022	2021
Accumulated income (loss)	$ 13	$ 2
Accumulated prior service credit (cost)	1	2
Accumulated other comprehensive income (loss)	$ 14	$ 4

Other changes in other comprehensive income (loss) for the periods indicated are as follows:

	Years Ended December 31,	
(Dollars in millions)	2022	2021
Other comprehensive income (loss) at December 31, prior year	$ 4	$ (2)
Net gain (loss) arising during period	10	6
Prior Service credit (cost) arising during period	-	-
Recognition of amortizations in net periodic benefit cost:		
Actuarial loss (gain)	-	-
Prior service cost	-	(1)
Other comprehensive income (loss) at December 31, current year	$ 14	$ 4

Net periodic benefit cost included the following components for the periods indicated:

	Years Ended December 31,		
(Dollars in millions)	2022	2021	2020
Service cost	$ 1	$ 1	$ 1
Interest cost	1	1	1
Prior service credit recognition	-	(1)	(1)
Net gain recognition	-	-	-
Net periodic cost	$ 1	$ 1	$ 1
Other changes recognized in other comprehensive income (loss):			
Other comprehensive gain (loss) attributable to change from prior year	(10)	(5)	
Total recognized in net periodic benefit cost and			
other comprehensive income (loss)	$ (9)	$ (4)	

(Some amounts may not reconcile due to rounding.)

The weighted average discount rates used to determine net periodic benefit cost for 2022, 2021 and 2020 were 2.86%, 2.55% and 3.28%, respectively.

The weighted average discount rates used to determine the actuarial present value of the projected benefit obligation at year end 2022, 2021 and 2020 were 5.25%, 2.86% and 2.55%, respectively.

The following table displays the expected benefit payments in the years indicated:

(Dollars in millions)		
2023	$	1
2024		1
2025		1
2026		1
2027		1
Next 5 years		7

14. DIVIDEND RESTRICTIONS AND STATUTORY FINANCIAL INFORMATION

Group and its operating subsidiaries are subject to various regulatory restrictions, including the amount of dividends that may be paid and the level of capital that the operating entities must maintain. These regulatory restrictions are based upon statutory capital as opposed to GAAP basis equity or net assets. Group and one of its primary operating subsidiaries, Bermuda Re, are regulated by Bermuda law and its other primary operating subsidiary, Everest Re, is regulated by Delaware law. Bermuda Re is subject to the Bermuda Solvency Capital Requirement ("BSCR") administered by the Bermuda Monetary Authority ("BMA") and Everest Re is subject to the Risk-Based Capital Model ("RBC") developed by the National Association of Insurance Commissioners ("NAIC"). These models represent the aggregate regulatory restrictions on net assets and statutory capital and surplus.

Dividend Restrictions.
Under Bermuda law, Group is prohibited from declaring or paying a dividend if such payment would reduce the realizable value of its assets to an amount less than the aggregate value of its liabilities and its issued share capital and share premium (additional paid-in capital) accounts. Group's ability to pay dividends and its operating expenses is dependent upon dividends from its subsidiaries.

Under Bermuda law, Bermuda Re is prohibited from declaring or making payment of a dividend if it fails to meet its minimum solvency margin or minimum liquidity ratio. As a long-term insurer, Bermuda Re is also unable to declare or pay a dividend to anyone who is not a policyholder unless, after payment of the dividend, the value of the assets in their long-term business fund, as certified by their approved actuary, exceeds their liabilities for long term business by at least the $0.3 million minimum solvency margin.

Prior approval of the BMA is required if Bermuda Re's dividend payments would exceed 25% of their prior year-end total statutory capital and surplus.

Bermuda Re prepares its statutory financial statements in conformity with the accounting principles set forth in Bermuda in The Insurance Act 1978, amendments thereto and related regulations. The statutory capital and surplus of Bermuda Re was $2.8 billion and $3.1 billion at December 31, 2022 and 2021, respectively. The statutory net income of Bermuda Re was $603 million, $681 million and $223 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Delaware law provides that an insurance company which is a member of an insurance holding company system and is domiciled in the state shall not pay dividends without giving prior notice to the Insurance Commissioner of Delaware and may not pay dividends without the approval of the Insurance Commissioner if the value of the proposed dividend, together with all other dividends and distributions made in the preceding twelve months, exceeds the greater of (1) 10% of statutory surplus or (2) net income, not including realized capital gains, each as reported in the prior year's statutory annual statement. In addition, no dividend may be paid in excess of unassigned earned surplus. At December 31, 2022, Everest Re has $555 million available for payment of dividends in 2023 without the need for prior regulatory approval.

Everest Re prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the NAIC and the Delaware Insurance Department. Prescribed statutory accounting practices are set forth in the NAIC Accounting Practices and Procedures Manual. The capital and statutory surplus of Everest Re was $5.6 billion and $5.8 billion at December 31, 2022 and 2021, respectively. The statutory net income of Everest Re was $294 million, $336 million and $595 million for the years ended December 31, 2022, 2021 and 2020.

There are certain regulatory and contractual restrictions on the ability of Holdings' operating subsidiaries to transfer funds to Holdings in the form of cash dividends, loans or advances. The insurance laws of the State of Delaware, where Holdings' direct insurance subsidiaries are domiciled, require regulatory approval before those subsidiaries can pay dividends or make loans or advances to Holdings that exceed certain statutory thresholds.

Capital Restrictions.

In Bermuda, Bermuda Re is subject to the BSCR administered by the BMA. No regulatory action is taken if an insurer's capital and surplus is equal to or in excess of their enhanced capital requirement determined by the BSCR model. In addition, the BMA has established a target capital level for each insurer, which is 120% of the enhanced capital requirement.

In the United States, Everest Re is subject to the RBC developed by the NAIC which determines an authorized control level risk-based capital. As long as the total adjusted capital is 200% or more of the authorized control level capital, no action is required by the Company.

The regulatory targeted capital and the actual statutory capital for Bermuda Re and Everest Re were as follows:

	Bermuda Re [1]		Everest Re [2]	
	At December 31,		At December 31,	
(Dollars in millions)	2022[3]	2021	2022	2021
Regulatory targeted capital	$ -	$ 2,169	$ 3,353	$ 2,960
Actual capital	$ 2,759	$ 3,184	$ 5,553	$ 5,717

(1) Regulatory targeted capital represents the target capital level from the applicable year's BSCR calculation.
(2) Regulatory targeted capital represents 200% of the RBC authorized control level calculation for the applicable year.
(3) The 2022 BSCR calculation is not yet due to be completed; however, the Company anticipates that Bermuda Re's December 31, 2022 actual capital will exceed the targeted capital level.

15. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in lawsuits, arbitrations and other formal and informal dispute resolution procedures, the outcomes of which will determine the Company's rights and obligations under insurance and reinsurance agreements. In some disputes, the Company seeks to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Company is resisting attempts by others to collect funds or enforce alleged rights. These disputes arise from time to time and are ultimately resolved through both informal and formal means, including negotiated resolution, arbitration and litigation. In all such matters, the Company believes that its positions are legally and commercially reasonable. The Company considers the statuses of these proceedings when determining its reserves for unpaid loss and loss adjustment expenses.

Aside from litigation and arbitrations related to these insurance and reinsurance agreements, the Company is not a party to any other material litigation or arbitration.

The Company has entered into separate annuity agreements with The Prudential Insurance of America ("The Prudential") and an additional unaffiliated life insurance company in which the Company has either purchased annuity contracts or become the assignee of annuity proceeds that are meant to settle claim payment obligations in the future. In both instances, the Company would become contingently liable if either The Prudential or the unaffiliated life insurance company were unable to make payments related to the respective annuity contract.

The table below presents the estimated cost to replace all such annuities for which the Company was contingently liable for the periods indicated:

	At December 31,	
(Dollars in thousands)	2022	2021
The Prudential	$ 137	$ 138
Unaffiliated life insurance company	34	35

16. SHARE-BASED COMPENSATION PLANS

The Company has a 2020 Stock Incentive Plan ("2020 Employee Plan"), a 2009 Non-Employee Director Stock Option and Restricted Stock Plan ("2009 Director Plan") and a 2003 Non-Employee Director Equity Compensation Plan ("2003 Director Plan").

The 2020 Employee Plan was established in June 2020. Under the 2020 Employee Plan, 1,400,000 common shares have been authorized to be granted as non-qualified share options, share appreciation rights, restricted share awards or performance share unit awards to officers and key employees of the Company. At December 31, 2022, there were 996,076 remaining shares available to be granted under the 2020 Employee Plan. Through December 31, 2022, only non-qualified share options, restricted share awards and performance share unit awards had been granted under the employee plans. Under the 2009 Director Plan, 37,439 common shares have been authorized to be granted as share options or restricted share awards to non-employee directors of the Company. At December 31, 2022, there were 34,957 remaining shares available to be granted under the 2009 Director Plan. Under the 2003 Director Plan, 500,000 common shares have been authorized to be granted as share options or share awards to non-employee directors of the Company. At December 31, 2022 there were 299,461 remaining shares available to be granted under the 2003 Director Plan.

Options and restricted shares granted under the 2020 Employee Plan vest at the earliest of 20% per year over five years or in accordance with any applicable employment agreement. Options and restricted shares granted under the 2003 Director Plan generally vest at 33% per year over three years, unless an alternate vesting period is authorized by the Board. Options and restricted shares granted under the 2009 Director Plan will vest as provided in the award agreement. All options are exercisable at fair market value of the stock at the date of grant and expire ten years after the date of grant.

Performance Share Unit awards granted under the 2020 Employee Plan will vest 100% after three years. The Performance Share Unit awards represent the right to receive between 0 and 1.75 shares of stock for each unit awarded depending upon performance in relation to certain metrics. The performance share unit valuation will be based partly on growth in book value per share over the three year vesting period, compared to designated peer companies. The remaining portion of the performance share valuation will be based upon operating return on equity for each of the separate operating years within the vesting period.

For share options, restricted shares and performance share units granted under the 2020 Employee Plan, the 2009 Director Plan and the 2003 Director Plan, share-based compensation expense recognized in the consolidated statements of operations and comprehensive income (loss) was $45 million, $43 million and $39 million for the years ended December 31, 2022, 2021 and 2020, respectively. The corresponding income tax benefit recorded in the consolidated statements of operations and comprehensive income (loss) for share-based compensation was $4 million, $8 million and $7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

For the year ended December 31, 2022, a total of 203,598 restricted shares were granted on February 23, 2022, February 24, 2022, May 10, 2022, September 8, 2022 and November 10, 2022, with a fair value of $301.535, $287.9425, $280.98, $283.7225 and $323.085 per share, respectively. Additionally, 18,340 performance share units were awarded on February 23, 2022, with a fair value of $301.5350 per unit. No share options were granted during the year ended December 31, 2022. For share options granted during previous years, the fair value per option was calculated on the date of the grant using the Black-Scholes option valuation model.

The Company recognizes, as an increase to additional paid-in capital, a realized income tax benefit from dividends, charged to retained earnings and paid to employees on equity classified non-vested equity shares. In addition, the amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards is included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. For the years ended December 31, 2022, 2021 and 2020, the Company recognized $0.6 million, $0.6 million and $0.6 million, respectively, of additional paid-in capital due to tax benefits from dividends on restricted shares.

A summary of the option activity under the Company's shareholder approved plans as of December 31, 2022, 2021 and 2020, and changes during the year then ended is presented in the following tables:

(Aggregate Intrinsic Value in millions) Options	Shares	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2022	49,028	$ 88.52		
Granted	-	-		
Exercised	49,028	88.52		
Forfeited/Cancelled/Expired	–	-		
Outstanding at December 31, 2022	–	-	-	$ -
Exercisable at December 31, 2022	–	-	-	$ -

(Aggregate Intrinsic Value in millions; Shares in whole amounts) Options	Shares	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2021	116,871	$ 87.87		
Granted	-	-		
Exercised	67,843	87.39		
Forfeited/Cancelled/Expired	-	-		
Outstanding at December 31, 2021	49,028	88.52	0.2	$ 9
Exercisable at December 31, 2021	49,028	88.52	0.2	$ 9

(Aggregate Intrinsic Value in millions; Shares in whole amounts) Options	Shares	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2020	170,704 $	87.18		
Granted	-	-		
Exercised	53,833	85.69		
Forfeited/Cancelled/Expired	-	-		
Outstanding at December 31, 2020	116,871	87.87	0.7	$ 17
Exercisable at December 31, 2020	116,871	87.87	0.7	$ 17

There have been no share options granted in since 2012. As of December 31, 2022, there are no share options outstanding. The aggregate intrinsic value (market price less exercise price) of options exercised during the years ended December 31, 2022, 2021 and 2020 was $10 million, $11 million and $10 million, respectively. The cash received from the exercised share options for the years ended December 31, 2022, 2021 and 2020 were $4 million, $6 million and $5 million, respectively. The tax benefit realized from the options exercised for the years ended December 31, 2022, 2021 and 2020 were $2 million, $3 million and $2 million, respectively.

The following table summarizes the status of the Company's non-vested shares and changes for the periods indicated:

	Years Ended December 31,					
	2022		2021		2020	
Restricted (non-vested) Shares	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1,	496,094 $	247.76	483,427 $	246.60	495,137 $	228.02
Granted	203,598	300.38	213,901	243.51	200,929	269.86
Vested	162,579	246.41	158,735	238.67	175,413	220.88
Forfeited	57,483	262.28	42,499	247.02	37,226	246.20
Outstanding at December 31,	479,630	268.82	496,094	247.76	483,427	246.60

As of December 31, 2022, there was $97 million of total unrecognized compensation cost related to non-vested share-based compensation expense. That cost is expected to be recognized over a weighted-average period of 3.3 years. The total fair value of shares vested during the years ended December 31, 2022, 2021 and 2020, was $40 million, $38 million and $39 million, respectively. The tax benefit realized from the shares vested for the years ended December 31, 2022, 2021 and 2020 were $9 million, $8 million and $9 million, respectively.

In addition to the 2020 Employee Plan, the 2009 Director Plan and the 2003 Director Plan, Group issued 774 common shares in 2022, 506 common shares in 2021 and 593 common shares in 2020 to the Company's non-employee directors as compensation for their service as directors. These issuances had aggregate values of $0.2 million, $0.1 million and $0.1 million in 2022, 2021 and 2020.

The Company acquired 69,833, 79,308 and 66,289 common shares at a cost of $21 million, $18 million and $18 million in 2022, 2021 and 2020, respectively, from employees who chose to pay required withholding taxes and/or the exercise cost on option exercises or restricted share vestings by withholding shares.

The following table summarized the status of the Company's non-vested performance share unit awards and changes for the period indicated:

	Years Ended December 31,					
	2022		2021		2020	
		Weighted- Average Grant Date		Weighted- Average Grant Date		Weighted- Average Grant Date
Performance Share Unit Awards	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Outstanding at January 1,	50,495 $	-	38,891 $	-	34,850 $	-
Granted	18,340	301.54	22,205	242.24	16,120	277.15
Increase/(Decrease) on vesting units due to performance	3,028	-	(800)	-	(2,227)	-
Vested	15,919	274.37	9,801	242.24	6,157	277.15
Forfeited	1,083	-	-	-	3,695	-
Outstanding at December 31,	54,861	-	50,495	-	38,891	-

The Company acquired 6,175, 3,104 and 2,587 common shares at a cost of $1.7 million, $0.8 million and $0.7 million in 2022, 2021 and 2020, respectively, from employees who chose to pay required withholding taxes on performance shares units settlements by withholding shares.

17. SEGMENT REPORTING

The Reinsurance operation writes worldwide property and casualty reinsurance and specialty lines of business, on both a treaty and facultative basis, through reinsurance brokers, as well as directly with ceding companies. Business is written in the U.S., Bermuda, and Ireland offices, as well as, through branches in Canada, Singapore, the United Kingdom and Switzerland. The Insurance operation writes property and casualty insurance directly and through brokers, surplus lines brokers and general agents within the U.S., Bermuda, Canada, Europe, Singapore and South America through its offices in the U.S., Canada, Chile, Singapore, the United Kingdom, Ireland, and branches located in the Netherlands, France, Germany and Spain.

These segments are managed independently, but conform with corporate guidelines with respect to pricing, risk management, control of aggregate catastrophe exposures, capital, investments and support operations. Management generally monitors and evaluates the financial performance of these operating segments based upon their underwriting results.

Underwriting results include earned premium less losses and loss adjustment expenses ("LAE") incurred, commission and brokerage expenses and other underwriting expenses. The Company measures its underwriting results using ratios, in particular loss, commission and brokerage and other underwriting expense ratios, which, respectively, divide incurred losses, commissions and brokerage and other underwriting expenses by premiums earned.

The Company does not maintain separate balance sheet data for its operating segments. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data.

The following tables present the underwriting results for the operating segments for the periods indicated:

(Dollars in millions)		Year Ended December 31, 2022					
		Reinsurance		Insurance		Total	
Gross written premiums	$	9,316	$	4,636	$	13,952	
Net written premiums		8,983		3,361		12,344	
Premiums earned	$	8,663	$	3,124	$	11,787	
Incurred losses and LAE		5,997		2,103		8,100	
Commission and brokerage		2,134		394		2,528	
Other underwriting expenses		218		463		682	
Underwriting gain (loss)	$	313	$	164	$	477	
Net investment income						830	
Net realized capital gains (losses)						(455)	
Corporate expenses						(61)	
Interest, fee and bond issue cost amortization expense						(101)	
Other income (expense)						(102)	
Income (loss) before taxes					$	588	

(Dollars in millions)		Year Ended December 31, 2021					
		Reinsurance		Insurance		Total	
Gross written premiums	$	9,067	$	3,982	$	13,050	
Net written premiums		8,536		2,910		11,446	
Premiums earned	$	7,757	$	2,649	$	10,406	
Incurred losses and LAE		5,556		1,835		7,391	
Commission and brokerage		1,854		354		2,209	
Other underwriting expenses		199		383		583	
Underwriting gain (loss)	$	147	$	76	$	224	
Net investment income						1,165	
Net realized capital gains (losses)						258	
Corporate expenses						(68)	
Interest, fee and bond issue cost amortization expense						(70)	
Other income (expense)						37	
Income (loss) before taxes					$	1,546	

(Dollars in millions)		Year Ended December 31, 2020					
		Reinsurance		Insurance		Total	
Gross written premiums	$	7,282	$	3,201	$	10,482	
Net written premiums		6,768		2,349		9,117	
Premiums earned	$	6,466	$	2,215	$	8,682	
Incurred losses and LAE		4,933		1,617		6,551	
Commission and brokerage		1,552		321		1,873	
Other underwriting expenses		176		336		511	
Underwriting gain (loss)	$	(195)	$	(58)	$	(254)	
Net investment income						642	
Net realized capital gains (losses)						268	
Corporate expenses						(41)	
Interest, fee and bond issue cost amortization expense						(36)	
Other income (expense)						6	
Income (loss) before taxes					$	585	

The Company produces business in the U.S., Bermuda and internationally. The net income deriving from and assets residing in the individual foreign countries in which the Company writes business are not identifiable in the Company's financial records. Based on gross written premium, the table below presents the largest country, other than the U.S., in which the Company writes business, for the periods indicated:

	Year Ended December 31,		
(Dollars in millions)	2022	2021	2020
United Kingdom gross written premium	$ 1,217	$ 1,246	$ 1,116

Approximately 20.0%, 20.5% and 20.1% of the Company's gross written premiums in 2022, 2021 and 2020, respectively, were sourced through the Company's largest intermediary.

18. SUBSEQUENT EVENTS

The Company has evaluated known recognized and non-recognized subsequent events. In February 2023, an earthquake occurred which impacted the countries of Turkey and Syria. Due to the recentness of this event, the Company is unable to estimate the magnitude of losses at this time. However, the Company anticipates that the losses from this event will adversely impact its first quarter 2023 financial statements.

SCHEDULE I — SUMMARY OF INVESTMENTS —
OTHER THAN INVESTMENTS IN RELATED PARTIES
December 31, 2022

Column A	Column B	Column C	Column D
			Amount
			Shown in
		Market	Balance
(Dollars in millions)	Cost	Value	Sheet
Fixed maturities - available for sale			
Bonds:			
U.S. government and government agencies	$ 1,334	$ 1,257	$ 1,257
State, municipalities and political subdivisions	444	413	413
Foreign government securities	1,586	1,415	1,415
Foreign corporate securities	5,143	4,596	4,596
Public utilities	218	203	203
All other corporate bonds	10,688	10,013	10,013
Mortgage - backed securities:			
Commercial	1,023	919	919
Agency residential	3,382	3,099	3,099
Non-agency residential	5	4	4
Redeemable preferred stock	368	316	316
Total fixed maturities-available for sale	24,191	22,236	22,236
Fixed maturities - held to maturity			
Bonds:			
Foreign corporate securities	28	28	27
All other corporate bonds	813	786	806
Mortgage - backed securities:			
Commercial	7	7	7
Total fixed maturities-held to maturity	848	821	839
Equity securities - at fair value (1)	252	281	281
Short-term investments	1,032	1,032	1,032
Other invested assets	4,085	4,085	4,085
Cash	1,398	1,398	1,398
Total investments and cash	$ 31,807	$ 29,853	$ 29,872

(Some amounts may not reconcile due to rounding.)

(1) Original cost does not reflect fair value adjustments, which have been realized through the statements of operations and comprehensive income (loss).

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
CONDENSED BALANCE SHEETS

	December 31,	
(Dollars and share amounts in millions, except par value per share)	2022	2021
ASSETS:		
Fixed maturities - available for sale	$ -	$ -
(amortized cost: 2022, $0; 2021, $0)		
Other invested assets (cost: 2022, $0; 2021, $212)	-	212
Cash	22	3
Investment in subsidiaries, at equity in the underlying net assets	11,116	10,353
Accrued investment income	-	-
Receivable from subsidiaries	11	10
Other assets	43	50
TOTAL ASSETS	$ 11,192	$ 10,628
LIABILITIES:		
Long term notes payable, affiliated	$ 2,738	$ 500
Due to subsidiaries	4	2
Other liabilities	9	(13)
Total liabilities	2,751	489
SHAREHOLDERS' EQUITY:		
Preferred shares, par value: $0.01; 50.0 shares authorized;		
no shares issued and outstanding	-	-
Common shares, par value: $0.01; 200.0 shares authorized;		
(2022) 69.9 and (2021) 69.8 outstanding before treasury shares	1	1
Additional paid-in capital	2,302	2,274
Accumulated other comprehensive income (loss), net of deferred income		
tax expense (benefit) of ($250) at 2022 and $27 at 2021	(1,996)	12
Treasury shares, at cost; 30.8 shares (2022) and 30.5 shares (2021)	(3,908)	(3,847)
Retained earnings	12,042	11,700
Total shareholders' equity	8,441	10,139
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,192	$ 10,628

(Some amounts may not reconcile due to rounding.)

See notes to consolidated financial statements.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
CONDENSED STATEMENTS OF OPERATIONS

| | Years Ended December 31, | | |
	2022	2021	2020
(Dollars in thousands)			
REVENUES:			
Net investment income	$ -	$ -	$ 1
Other income (expense)	-	-	6
Net income (loss) of subsidiaries	648	1,416	536
Total revenues	648	1,416	543
EXPENSES:			
Interest expense - affiliated	13	6	5
Other expenses	38	31	24
Total expenses	51	37	29
INCOME (LOSS) BEFORE TAXES	597	1,379	514
NET INCOME (LOSS)	$ 597	$ 1,379	$ 514
Other comprehensive income (loss), net of tax:			
Unrealized appreciation (depreciation) ("URA(D)") on securities arising during the period	(2,037)	(488)	423
Reclassification adjustment for realized losses (gains) included in net income (loss)	89	4	(3)
Total URA(D) on securities arising during the period	(1,948)	(485)	420
Foreign currency translation adjustments	(77)	(62)	86
Benefit plan actuarial net gain (loss) for the period	15	17	(6)
Reclassification adjustment for amortization of net (gain) loss included in net income (loss)	2	6	6
Total benefit plan net gain (loss) for the period	17	23	1
Total other comprehensive income (loss), net of tax	(2,008)	(523)	507
COMPREHENSIVE INCOME (LOSS)	$ (1,411)	$ 856	$ 1,021

(Some amounts may not reconcile due to rounding.)

See notes to consolidated financial statements.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(Dollars in millions, except share amounts)	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 597	$ 1,379	$ 514
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in retained (earnings) deficit of subsidiaries	(648)	(1,416)	(536)
Cash dividends received from subsidiaries	476	320	650
Change in other assets and liabilities, net	28	3	(21)
Increase (decrease) in due to/from affiliates	2	8	(9)
Amortization of bond premium (accrual of bond discount)	-	-	-
Realized capital losses (gains)	-	-	-
Non-cash compensation expense	2	2	3
Net cash provided by (used in) operating activities	457	296	601
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additional investment in subsidiaries	(824)	(120)	(138)
Proceeds from fixed maturities matured/called - available for sale, at market value	-	-	1
Proceeds from fixed maturities sold - available for sale, at market value	-	-	200
Distribution from other invested assets	237	607	560
Cost of fixed maturities acquired - available for sale, at market value	-	-	-
Cost of other invested assets acquired	(26)	(535)	(801)
Net change in short-term investments	-	-	-
Net cash provided by (used in) investing activities	(613)	(48)	(178)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Common shares issued during the period, net	26	27	23
Purchase of treasury shares	(61)	(225)	(200)
Dividends paid to shareholders	(255)	(247)	(249)
Proceeds from issuance (cost of repayment) of long term notes payable - affiliated	465	200	-
Net cash provided by (used in) financing activities	175	(245)	(426)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	-	-	-
Net increase (decrease) in cash	19	2	(3)
Cash, beginning of period	3	1	3
Cash, end of period	$ 22	$ 3	$ 1
Non-Cash Transactions:			
Dividend of 4,297,463 shares of Everest Re Group, Ltd. ("Group") common stock received by Group from Everest Preferred International Holdings ("Preferred Holdings"), a direct subsidiary	$ 1,405	$ -	$ -
Issuance of $1,773 million promissory note payable by Group to Preferred Holdings in exchange for 5,422,508 shares of Group common stock received by Group from Preferred Holdings	1,773	-	-
Capital contribution of 9,719,971 shares of Group common stock provided from Group to Everest Re Advisors, Ltd.	3,178	-	-

(Some amounts may not reconcile due to rounding.)

See notes to consolidated financial statements.

SCHEDULE II – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
NOTES TO CONDENSED FINANCIAL INFORMATION

1.) The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and related Notes of Everest Re Group, Ltd. and its Subsidiaries.

2.) Everest Re Group, Ltd. entered into a $300 million long-term note agreement with Everest Reinsurance Company, an affiliated company, as of December 2019. The note will pay interest annually at a rate of 1.69% and is scheduled to mature in December 2028. At December 31, 2022 and 2021, this transaction was presented as a Long-Term Note Payable – Affiliated in the Condensed Balance sheets of Everest Re Group, Ltd.

3.) Everest Re Group, Ltd. entered into a $200 million long-term note agreement with Everest Reinsurance Company, an affiliated company, as of August 2021. The note will pay interest annually at a rate of 1.00% and is scheduled to mature in August 2030. At December 31, 2022 and 2021, this transaction was presented as a Long-Term Note Payable – Affiliated in the Condensed Balance sheets of Everest Re Group, Ltd.

4.) Everest Re Group, Ltd. entered into a $215 million long-term-note agreement with Everest Reinsurance Holdings, Inc., an affiliated company, as of June 2022. The note will pay interest annually at a rate of 3.11% and is scheduled to mature in June 2052. At December 31, 2022, this transaction was presented as a Long-Term Note Payable – Affiliated in the Condensed Balance sheets of Everest Re Group, Ltd.

5.) Everest Re Group, Ltd. entered into a $125 million long-term note agreement with Everest Reinsurance Holdings, Inc., an affiliated company, as of December 2022. The note will pay interest annually at a rate of 4.34% and is scheduled to mature in June 2052. At December 31, 2022, this transaction was presented as a Long-Term Note Payable – Affiliated in the Condensed Balance sheets of Everest Re Group, Ltd.

6.) Everest Re Group, Ltd. entered into a $125 million long-term note agreement with Everest International Reinsurance, an affiliated company, as of December 2022. The note will pay interest annually at a rate of 4.34% and is scheduled to mature in December 2052. At December 31, 2022, this transaction was presented as a Long-Term Note Payable – Affiliated in the Condensed Balance sheets of Everest Re Group, Ltd.

7.) Everest Re Group, Ltd. entered into a $1.773 billion long-term note agreement with Everest Preferred International Holdings, an affiliated company, as of December 2022. The note will pay interest annually at a rate of 4.34% and is scheduled to mature in December 2052. At December 31, 2022, this transaction was presented as a Long-Term Note Payable – Affiliated in the Condensed Balance sheets of Everest Re Group, Ltd.

8.) Everest Re Group, Ltd. has invested funds in the segregated accounts of Mt. Logan Re, Ltd. ("Mt. Logan Re"), an affiliated entity. On the Condensed Balance Sheets, investments in Mt. Logan Re valued at $65 million and $66 million as of December 31, 2022 and 2021, respectively, have been recorded within Other Assets. On the Condensed Statements of Operations, income (expense) of $(0.9) million, $(1.3) million and $(6.3) million for the years ended December 31, 2022, 2021 and 2020, respectively, have been recorded in other income (expense).

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J
Segment		Reserve for Losses				Incurred Loss and	Amortization		
	Deferred Acquisition	and Loss Adjustment	Unearned Premium	Premiums	Net Investment	Loss Adjustment	of Deferred Acquisition	Other Operating	Net Written
(Dollars in millions)	Costs	Expenses	Reserves	Earned	Income	Expenses	Costs	Expenses	Premium
As of and Year Ended December 31, 2022									
Reinsurance	$ 710	$ 16,140	$ 2,894	$ 8,663	$ 590	$ 5,997	$ 2,134	$ 218	$ 8,983
Insurance	252	5,925	2,253	3,124	240	2,103	394	463	3,361
Total	$ 962	$ 22,065	$ 5,147	$ 11,787	$ 830	$ 8,100	$ 2,528	$ 682	$ 12,344
As of and Year Ended December 31, 2021									
Reinsurance	$ 654	$ 13,895	$ 2,723	$ 7,757	$ 823	$ 5,556	$ 1,854	$ 199	$ 8,536
Insurance	218	5,114	1,887	2,649	342	1,835	354	383	2,910
Total	$ 872	$ 19,009	$ 4,610	$ 10,406	$ 1,165	$ 7,391	$ 2,209	$ 583	$ 11,446
As of and Year Ended December 31, 2020									
Reinsurance	$ 448	$ 12,023	$ 1,995	$ 6,466	$ 458	$ 4,933	$ 1,552	$ 176	$ 6,768
Insurance	174	4,376	1,506	2,215	184	1,617	321	336	2,349
Total	$ 622	$ 16,399	$ 3,501	$ 8,682	$ 642	$ 6,551	$ 1,873	$ 511	$ 9,117

(Some amounts may not reconcile due to rounding.)

SCHEDULE IV — REINSURANCE

Column A	Column B		Column C		Column D		Column E		Column F	
			Ceded to		Assumed					
	Gross		Other		from Other		Net		Assumed	
(Dollars in millions)	Amount		Companies		Companies		Amount		to Net	
December 31, 2022										
Total property and liability insurance premiums earned	$	4,218	$	1,513	$	9,082	$	11,787	$	77.1%
December 31, 2021										
Total property and liability insurance premiums earned	$	3,589	$	1,498	$	8,315	$	10,406	$	79.9%
December 31, 2020										
Total property and liability insurance premiums earned	$	3,028	$	1,401	$	7,055	$	8,682	$	81.3%

Net income (loss) (GAAP) to after-tax operating income (loss) (non-GAAP) reconciliation

The Company generally uses after-tax operating income (loss), a non-GAAP financial measure, to evaluate its performance. After-tax operating income (loss) consists of net income (loss) excluding after-tax net gains (losses) on investments, after-tax net foreign exchange income (expense) and the tax charge related to the enactment of the Tax Cuts and Job Act (TCJA), as the following reconciliation displays:

	Years Ended December 31,									
(Dollars in millions, except per share amounts)	2022		2021		2020		2019		2018	
	Amount	Per Diluted Common Share	Amount	Per Diluted Common Share	Amount	Per Diluted Common Share	Amount	Per Diluted Common Share	Amount	Per Diluted Common Share
Net income (loss)	$ 597	$15.19	$1,379	$34.62	$514	$12.78	$1,010	$24.70	$ 89	$2.17
After-tax net gain (loss) on investments	(366)	(9.30)	202	5.06	217	5.39	151	3.69	(109)	(2.66)
After-tax net foreign exchange income (expense)	(102)	(2.60)	24	0.60	(3)	(0.07)	(14)	(0.34)	7	0.17
Impact of TCJA enactment	—	—	—	—	—	—	—	—	1	0.02
After-tax operating income (loss)	$ 1,065	$ 27.08	$ 1,154	$ 28.97	$300	$ 7.46	$ 872	$21.34	$ 191	$4.65

(Some amounts may not reconcile due to rounding)

Although net gains (losses) on investments and net foreign exchange income (expense) are an integral part of the Company's insurance operations, the determination of net gains (losses) on investments and foreign exchange income (expense) is independent of the insurance underwriting process. The Company believes that the level of net gains (losses) on investments and net foreign exchange income (expense) for any particular period is not indicative of the performance of the underlying business in that particular period. Providing only a GAAP presentation of net income (loss) makes it more difficult for users of the financial information to evaluate the Company's success or failure in its basic business and may lead to incorrect or misleading assumptions and conclusions. The Company understands that the equity analysts who follow the Company focus on after-tax operating income (loss) in their analyses for the reasons discussed above. The Company provides after-tax operating income (loss) to investors so that they have what management believes to be a useful supplement to GAAP information concerning the Company's performance.

CEO and CFO certifications

In 2022, the Company's Chief Executive Officer ("CEO") provided to the New York Stock Exchange the annual certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the Company's CEO and the Company's Chief Financial Officer filed with the Securities and Exchange Commission all required certifications regarding the quality of the Company's public disclosures in its 2022 reports.

Everest Re Group, Ltd.

Corporate Information

EXECUTIVE LEADERSHIP TEAM

Juan C. Andrade
President and
Chief Executive Officer

Mark Kociancic
Executive Vice President,
Group Chief Financial
Officer

Jim Williamson
Executive Vice President,
Group Chief Operating
Officer and Head of
Everest Reinsurance

Mike Karmilowicz
Executive Vice President,
President and CEO of
Everest Insurance®

Sanjoy Mukherjee
Executive Vice President,
General Counsel, Chief
Compliance Officer
and Secretary of Everest
Re Group, Ltd.

Gail Van Beveren
Executive Vice President,
Chief Human Resources
Officer

Michael Mulray
Executive Vice President,
Chief Operating Officer,
Everest Insurance®

Anne Rocco
Senior Vice President,
Group Chief Transformation,
Shared Services Leader
and Head of Global
Insurance Operations

Chris Downey
Senior Vice President,
Chief Underwriting Officer,
Everest Reinsurance

Dawn Lauer
Senior Vice President,
Chief Communications
Officer

BOARD OF DIRECTORS

Joseph V. Taranto[1,5]
Chairman

Juan C. Andrade[1,5,6]
President and
Chief Executive Officer

John J. Amore[2,3,4,6]
Retired Chief Executive Officer of
the General Insurance Division of
Zurich Financial Services Group

William F. Galtney, Jr.[1,2,3,4,6]
Deputy Chairman and President,
Galtney Group, Inc.

John A. Graf[2,3,4,5]
Non-Executive Vice Chairman,
Global Atlantic Financial Group

Meryl D. Hartzband[2,3,4,5]
Retired Chief Investment Officer,
Stone Point Capital

Gerri Losquadro[2,3,4,6]
Retired Senior Vice President,
Marsh & McLennan
Companies, Inc.

Roger M. Singer[2,3,4]
Retired Senior Vice President,
General Counsel and Secretary,
OneBeacon Insurance Group, Ltd.

Hazel McNeilage[2,3,4,6]
Retired Head of EMEA for
Northern Trust Asset
Management

1. Executive Committee

2. Compensation Committee
   (John J. Amore, Chairperson)

3. Audit Committee
   (Meryl D. Hartzband, Chairperson)

4. Nominating and Governance Committee
   (William F. Galtney, Jr., Chairperson)

5. Investment Policy Committee
   (John A. Graf, Chairperson)

6. Risk Management Committee
   (Gerri Losquadro, Chairperson)

Transfer agent and registrar

Computershare Investor Services
PO Box 505000
Louisville, KY 40233
Telephone: (877) 373-6374
(781) 575-2725

Stock trading

Everest Re Group, Ltd. common shares traded in
2022 on the New York Stock Exchange under the
trading symbol NYSE:RE. Quarterly high and low
closing market prices of the stock in 2022 were
as follows:

	2022	
	High	Low
First Quarter	$304.72	$267.35
Second Quarter	307.10	265.00
Third Quarter	285.67	245.79
Fourth Quarter	337.94	260.84

Common stock and dividends

The number of record holders of common shares
as of February 1, 2023 was 729. That number does
not include the beneficial owners of shares held in
"street" name or held through participants in
depositories, such as The Depository Trust
Company.

In 1995, the Board of Directors established a policy
of declaring regular quarterly cash dividends. The
Company declared and paid its quarterly dividend
of $1.55 per share for the first quarter of 2022 and
paid its quarterly cash dividend of $1.65 per share
for the remaining three quarters of 2022. The
declaration and payment of future dividends, if
any, by the Company will be at the discretion of
the Board of Directors and will depend upon many
factors, including the Company's earnings, financial
condition and business needs, capital and surplus
requirements of the Company's operating
subsidiaries, regulatory considerations and other
factors, and the ability of its subsidiaries to pay
dividends to the Company.

As an insurance holding company, the Company
is partially dependent upon dividends from its
subsidiaries to pay cash dividends to shareholders.
The payment of dividends by the Company's
subsidiaries is subject to certain limitations imposed
by Bermuda, Irish, and Delaware law. See Note 14
of Notes to Consolidated Financial Statements.

Employees

As of February 1, 2023, the Company employed
2,428 persons.

Exhibits to form 10-K

Upon written request and payment of
photocopying expenses, you may receive a copy
of the Exhibits to Everest Re Group, Ltd.'s Annual
Report on Form 10-K for the year ended
December 31, 2022.

Please send your request to:
Sanjoy Mukherjee
Executive Vice President, General Counsel
and Corporate Secretary

Everest Global Services, Inc.
100 Everest Way
Warren, NJ 07059
Telephone: (908) 604-3000
Fax: (908) 604-3322

For more information about Everest Re Group, Ltd.,
including the Form 10-K Exhibits, visit our website
at: www.everestre.com.

Everest Re Group, Ltd.

Everest Reinsurance Company
Everest Reinsurance (Bermuda), Ltd.
Everest Reinsurance Company (Ireland), DAC
Everest International Reinsurance, Ltd.
Everest National Insurance Company
Everest Indemnity Insurance Company
Everest Denali Insurance Company
Everest Premier Insurance Company
Everest Security Insurance Company
Everest Insurance (Ireland), DAC
Everest Insurance Company of Canada
Everest International Assurance, Ltd.
Mt. Logan Re, Ltd.
Everest Lloyds Syndicate 2786
Everest Compania de Seguros Generales Chile S.A.

Seon Place, 4th Floor
141 Front Street
P.O. Box HM 845
Hamilton, HM 19 Bermuda